

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 00670)

世 界 品 位　東 方 魅 力

WORLD-CLASS
Hospitality with
Eastern Charm

ANNUAL REPORT 2015



China Eastern Airline
B777-300ER Aircraft



CONTENTS

Definitions

In this report, unless the context otherwise requires, the following expressions have the following meanings:

Available freight tonne – kilometres (AFTK)	means the sum of the maximum tonnes of capacity available for the carriage of cargo and mail multiplied by the distance flown for every route
Articles	means the articles of association of the Company
Available seat – kilometres (ASK)	means the sum of the maximum number of seats made available for sale multiplied by the distance flown for every route
Board	means the board of directors of the Company
CAAC	means the Civil Aviation Administration of China
CEA Holding	means 中國東方航空集團公司 (China Eastern Air Holding Company), the controlling shareholder of the Company
CES Finance	means 東航金控有限責任公司 (CES Finance Holding Co., Ltd.), a wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company
CES Global	means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a direct wholly-owned subsidiary of CES Finance, an indirect wholly-owned subsidiary of CEA Holding and a substantial shareholder of the Company
CES Lease Company	means 東航國際融資租賃有限責任公司 (CES International Financial Leasing Corporation Limited), a company incorporated in the China (Shanghai) Pilot Free Trade Zone of the PRC with registered capital of RMB1 billion, and is directly held as to: (i) 50% by CEA Holding; (ii) 35% by CES Global (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭盈德氣體有限公司 (Baotou Yingde Gases Co., Ltd.) (an independent third party, the sole shareholder of which is Yingde Gases Group Company Limited, a company listed on the Stock Exchange)
CES Media	means 東方航空傳媒股份有限公司 (China Eastern Airlines Media Co., Ltd.), which is a controlled subsidiary of CEA Holding, and is interested as to 55% and 45% by CEA Holding and the Company, respectively
China Eastern Airlines, CEA, or the Company	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)
China Cargo Airlines	means 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.), a controlled subsidiary of Eastern Logistics, which is a wholly-owned subsidiary of the Company
China United Airlines	means 中國聯合航空有限公司 (China United Airlines Co., Ltd.), a wholly-owned subsidiary of the Company

Definitions

Code	means the Corporate Governance Code set out in Appendix 14 to the Listing Rules
Code-share	means a widely adopted marketing arrangement for all airlines across the world. Pursuant to the code-share agreements entered into with other airlines, an airline may conduct sales for the seats of code-share flights operated by other airlines as its own products
CSRC	means the China Securities Regulatory Commission
Delta Air Lines	means Delta Air Lines, Inc., a substantial shareholder of the Company
Directors	means the directors of the Company
Eastern Air Finance	means 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.), which is a controlled subsidiary of CEA Holding, and is interested as to 53.75%, 21.25% and 25% by CEA Holding, CES Finance and the Company, respectively
Eastern Air Overseas	means 東航海外（香港）有限公司 (Eastern Air Overseas (Hong Kong) Co., Ltd.), a wholly-owned subsidiary of the Company
Eastern E-Commerce	means 東方航空電子商務有限公司 (China Eastern Airlines E-Commerce Co., Ltd.), a wholly-owned subsidiary of the Company
Eastern Logistics	means 東方航空物流有限公司 (Eastern Airlines Logistics Co., Ltd.), a wholly-owned subsidiary of the Company
Eastern Technology	means 東方航空技術有限公司 (China Eastern Airlines Technology Co., Ltd.), a wholly-owned subsidiary of the Company
Eastern Tourism	means 東航旅業投資（集團）有限公司 (Eastern Air Tourism Investment Group Co., Ltd.), a wholly-owned subsidiary of CEA Holding
Freight load factor	means the ratio of freight traffic volume to AFTK
Freight traffic volume	means the sum of cargo and mail load in tonnes multiplied by the distance flown for every route
Frequent flyer program	means the promotional method which mainly offers reward miles to passengers who frequently fly the airlines by accumulating flight kilometers or points
Group	means the Company and its subsidiaries
Hong Kong Stock Exchange	means The Stock Exchange of Hong Kong Limited

Definitions

IFRS	means International Financial Reporting Standards
Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Model Code	means the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
NYSE	means the New York Stock Exchange
Passenger load factor	means the ratio of passenger traffic volume to ASK
passenger traffic volume	means the sum of the number of passengers carried multiplied by the distance flown for every route
PRC	means the People's Republic of China
Revenue freight tonne – kilometres (RFTK)	means the freight traffic volume, the sum of cargo and mail load in tonnes multiplied by the distance flown for every route
Revenue passenger – kilometres (RPK)	means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route
Revenue tonne – kilometres (RTK)	means the total traffic volume, the sum of load (passenger and cargo) in tonnes multiplied by the distance flown for every route
Revenue tonne – kilometres yield	means the ratio of the sum of transportation and related revenue to total traffic volume
SFO	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
Shanghai Airlines	means 上海航空有限公司 (Shanghai Airlines Co., Ltd.), a wholly-owned subsidiary of the Company
Shanghai Airlines Tours	means 上海航空國際旅遊（集團）有限公司 (Shanghai Airlines Tours, International (Group) Co., Ltd.), a wholly-owned subsidiary of the Company
Shanghai Dongmei	means 上海東美航空旅遊有限公司 (Shanghai Dongmei Air Travel Co., Ltd.), a wholly-owned subsidiary of Shanghai Airlines Tours, which is a wholly-owned subsidiary of the Company
Shareholder(s)	means the shareholder(s) of the Company

Definitions

SkyTeam Alliance	means the SkyTeam Alliance, one of the three major airline alliances in the world. Please refer to the website http://www.skyteam.com/ for more details about the SkyTeam Alliance
Supervisors	means the supervisors of the Company
The end of the Reporting Period	means 31 December 2015
The Reporting Period	means from 1 January 2015 to 31 December 2015
Total traffic volume	means the sum of the number of passengers carried multiplied by the distance flown for every route (every adult passenger assumed to account for 90 kilogrammes)
USA	means the United States of America
Weight of freight carried	means the actual weight of freight carried

—— Financial Highlights
(Prepared in accordance with International Financial Reporting Standards)

Expressed in RMB million

	2011	2012	2013	2014	2015
Year ended 31 December					
Revenues	82,403	85,253	88,245	90,185	93,969
Other operating income and gains	1,062	1,833	2,725	3,685	5,269
Gain on fair value changes of derivative financial instruments	87	25	18	11	6
Operating expenses	(79,288)	(82,759)	(89,412)	(87,823)	(86,619)
Operating profit	4,264	4,352	1,576	6,058	12,625
Finance income/(costs), net	561	(1,349)	576	(2,072)	(7,110)
Profit before income tax	4,932	3,137	2,217	4,113	5,667
Net profit for the year attributable to the equity holders of the Company	4,661	3,072	2,373	3,410	4,537
Earning per share attributable to the equity holders of the Company (RMB)[1]	0.41	0.27	0.20	0.27	0.35
At 31 December					
Cash and cash equivalents	3,861	2,512	1,995	1,355	9,080
Net current liabilities	(29,679)	(35,948)	(40,472)	(42,887)	(51,309)
Non-current assets	101,092	111,214	127,458	147,586	174,914
Long term borrowings, including current portion	(30,321)	(32,856)	(36,175)	(41,210)	(43,675)
Obligations under finance leases, including current portion	(20,261)	(21,858)	(23,135)	(38,695)	(52,399)
Equity attributable to the equity holders of the Company	17,132	20,207	26,902	29,974	37,411

[1] The calculation of earnings per share for 2011 and 2012 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 11,276,538,860 ordinary shares in issue. The calculation of earnings per share for 2013 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,091,881,000 ordinary shares in issue. The calculation of earnings per share for 2014 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,674,269,000 ordinary share in issue. The calculation of earnings per share for 2015 is based on the net profit attributable to the equity holders of the Company divided by the weighted average number of 12,818,509,000 ordinary shares in issue.

Revenues

(RMB million)



Operating Profit

(RMB million)



Summary of Accounting and Business Data
(Prepared in accordance with PRC Accounting Standards)

Profit for the year ended 31 December 2015

	RMB million
Net profit	5,047
Income from main operations	15,532
Income from other operations	1,166
Income from investments	239
Non-operating income	5,453

Major Accounting Data & Financial Indicators

(Expressed in RMB million)

		2014	2015
1.	Operation revenue	89,746	93,844
2.	Net profit attributable to the equity holders of the Company	3,417	4,541
3.	Total assets	163,542	195,709
4.	Shareholders' equity	29,487	37,651
5.	Earnings per share (RMB)	0.27	0.36
6.	Net assets per share (RMB)	2.33	2.94

Note:

1. Calculation of major financial indicators:
   Earnings per share = profit attributable to the equity holders of the Company ÷ weighted average number of ordinary shares outstanding
   Net assets per share = shareholders' equity at the end of the year ÷ weighted average number of ordinary shares outstanding



Summary of Selected Operating Data

	As at 31 December		
	2015	2014	Change
Capacity			
ATK (available tonne – kilometres) *(millions)*	**25,203.03**	22,538.50	11.82%
– Domestic routes	**13,228.45**	12,025.72	10.00%
– International routes	**11,197.47**	9,703.57	15.40%
– Regional routes	**777.11**	809.21	−3.97%
ASK (available seat – kilometres) *(millions)*	**181,792.90**	160,585.07	13.21%
– Domestic routes	**121,019.00**	110,381.01	9.64%
– International routes	**55,264.62**	44,445.16	24.34%
– Regional routes	**5,509.28**	5,758.90	−4.33%
AFTK (available freight tonne – kilometres) *(millions)*	**8,841.67**	8,085.84	9.35%
– Domestic routes	**2,336.74**	2,091.43	11.73%
– International routes	**6,223.65**	5,703.50	9.12%
– Regional routes	**281.28**	290.91	−3.31%
Hours flown *(thousands)*	**1,804.86**	1,625.14	11.06%
Traffic			
RTK (revenue tonne – kilometres) *(millions)*	**17,820.43**	16,122.38	10.53%
– Domestic routes	**9,666.67**	8,726.35	10.78%
– International routes	**7,657.61**	6,883.12	11.25%
– Regional routes	**496.15**	512.91	−3.27%
RPK (revenue passenger – kilometres) *(millions)*	**146,342.43**	127,749.87	14.55%
– Domestic routes	**98,304.48**	88,191.50	11.47%
– International routes	**43,848.84**	35,191.49	24.60%
– Regional routes	**4,189.11**	4,366.89	−4.07%
RFTK (revenue freight tonne – kilometres) *(millions)*	**4,865.12**	4,802.43	1.31%
– Domestic routes	**947.99**	898.69	5.49%
– International routes	**3,791.06**	3,776.09	0.40%
– Regional routes	**126.07**	127.66	−1.25%
Number of passengers carried *(thousands)*	**93,779.95**	83,811.48	11.89%
– Domestic routes	**78,422.38**	71,004.87	10.45%
– International routes	**12,265.16**	9,649.06	27.11%
– Regional routes	**3,092.41**	3,157.55	−2.06%
Weight of freight carried *(million kg)*	**1,399.42**	1,363.37	2.64%
– Domestic routes	**693.49**	660.63	4.97%
– International routes	**604.29**	599.82	0.75%
– Regional routes	**101.64**	102.92	−1.24%

Summary of Selected Operating Data

	As at 31 December		
	2015	2014	Change
Load factors			
Overall load factor *(%)*	**70.71**	71.53	−0.82pts
– Domestic routes	**73.07**	72.56	0.51pts
– International routes	**68.39**	70.93	−2.54pts
– Regional routes	**63.85**	63.38	0.47pts
Passenger load factor *(%)*	**80.50**	79.55	0.95pts
– Domestic routes	**81.23**	79.90	1.33pts
– International routes	**79.34**	79.18	0.16pts
– Regional routes	**76.04**	75.83	0.21pts
Freight load factor *(%)*	**55.02**	59.39	−4.37pts
– Domestic routes	**40.57**	42.97	−2.40pts
– International routes	**60.91**	66.21	−5.30pts
– Regional routes	**44.82**	43.88	0.94pts
Unit revenue index			
(including fuel surcharge)*			
Revenue tonne – kilometres yield *(RMB)*	**4.938**	5.282	−6.51%
– Domestic routes	**5.683**	6.275	−9.43%
– International routes	**3.855**	3.851	0.10%
– Regional routes	**7.125**	7.574	−5.93%
Passenger – kilometres yield *(RMB)*	**0.557**	0.608	−8.39%
– Domestic routes	**0.548**	0.608	−9.87%
– International routes	**0.558**	0.587	−4.94%
– Regional routes	**0.753**	0.788	−4.44%
Freight tonne – kilometres yield *(RMB)*	**1.334**	1.545	−13.66%
– Domestic routes	**1.093**	1.271	−14.00%
– International routes	**1.339**	1.546	−13.39%
– Regional routes	**3.014**	3.470	−13.14%
Unit revenue index			
(excluding fuel surcharge)*			
Revenue tonne – kilometres yield *(RMB)*	**4.547**	4.456	2.04%
– Domestic routes	**5.642**	5.568	1.33%
– International routes	**3.066**	2.917	5.11%
– Regional routes	**6.081**	6.177	−1.55%
Passenger – kilometres yield *(RMB)*	**0.517**	0.521	−0.77%
– Domestic routes	**0.545**	0.539	1.11%
– International routes	**0.443**	0.461	−3.90%
– Regional routes	**0.645**	0.648	−0.46%
Freight tonne – kilometres yield *(RMB)*	**1.092**	1.093	−0.09%
– Domestic routes	**1.010**	1.158	−12.78%
– International routes	**1.066**	1.025	4.00%
– Regional routes	**2.499**	2.640	−5.34%

*   In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.

Fleet Structure

The Group has been continuously optimising its fleet structure in recent years. In 2015, the Group introduced a total of 80 aircraft of major models and a total of 42 aircraft of various models, including A340-600, B757 series and EMB-145LR retired. With the complete retirement of A340-600 and B757 series aircraft, the variety of aircraft models of the Group's fleet has been further streamlined and the fleet structure has been made younger.

As at 31 December 2015, the Group operated a fleet of 551 aircraft, which included 526 passenger aircraft, 9 freighters and 16 business aircraft held under trust.

Fleet structure as at 31 December 2015   *(Units)*

No.	Model	Self-owned and under finance lease	Under operating lease	Sub-total	Average fleet age (Years)
Total number of passenger aircraft		**394**	**132**	**526**	
Wide-body aircraft		**56**	**10**	**66**	**5.1**
1	B777-300ER	9	–	9	0.8
2	B767	6	–	6	14.7
3	A330-300	11	7	18	7.4
4	A330-200	30	3	33	3.3
Narrow-body aircraft		**338**	**122**	**460**	**5.5**
5	A321	48	–	48	4.5
6	A320	122	38	160	6.5
7	A319	31	4	35	3.6
8	B737-800	71	72	143	4.1
9	B737-700	55	8	63	7.0
10	B737-300[Note]	5	–	5	13.3
11	EMB-145LR[Note]	6	–	6	8.7
Total number of freighters		**2**	**7**	**9**	**6.4**
12	B747-400F	2	1	3	8.9
13	B777F	–	6	6	5.2
Total number of passenger aircraft and freighters		**396**	**139**	**535**	
Business aircraft held under trust				**16**	
Total number of aircraft				**551**	

Note: B737-300 and EMB-145LR will retire from the Group's fleet operation.

Fleet Plan

In the future, the Group will continue to focus on major aircraft models and optimise its fleet structure on an ongoing basis, and phase out the remaining older models to better match models with routes.

Introduction and Retirement Plan of Aircraft for 2016 to 2017 *(Units)*

Model	2016		2017	
	Introduction	**Retirement**	**Introduction**	**Retirement**
Passenger aircraft				
A320 series	30	8	15	1
A330 series	–	–	7	–
B777 series	7	–	4	–
B737 series	35	12	26	17
EMB-145LR	–	6	–	–
Total number of passenger aircraft	**72**	**26**	**52**	**18**
Freighters				
B747-400F	–	–	–	1
Total number of freighters	**–**	**–**	**–**	**1**
Total	**72**	**26**	**52**	**19**

Notes:

1. As at 31 December 2015, according to confirmed orders, the Group planned to introduce 177 aircraft and retire 25 aircraft in 2018 and future years.

2. The abovementioned model, quantity and timing for the introduction and retirement of aircraft will be subject to adjustment based on market conditions and flight capacity allocation of the Company.

—— Milestones 2015

✈ 30 January



The Company entered into an agreement with Canadian Aviation Electronics Limited in Shanghai to acquire 50% equity interest in CAE Oxford Aviation Academy Melbourne, a CAE's subsidiary located in the state of Victoria in Australia.

✈ 29 March

China United Airlines, the Company's wholly-owned subsidiary, fully adopted the low-cost carrier service model.

✈ 30 May

The Company received approval from the Ministry of Industry and Information Technology to offer in-flight Wi-Fi services using KU-band satellite onboard 21 aircraft.

✈ 16 June

The 2014 annual general meeting, the first A Shareholders' class meeting and the first H Shareholders' class meeting for 2015 were held at Shanghai International Airport Hotel.

✈ 9 July



The Company entered into the B737 Aircraft Purchase Agreement with Boeing Company in Shanghai to purchase fifty B737 series aircraft from Boeing Company.

✈ 27 July





The Company entered into an agreement with Delta Air Lines to strengthen their business relationships. The agreement included a USD 450 million investment by Delta Air Lines to acquire 3.55% equity interest in China Eastern Airlines.

28 August

The foreign airlines service centre of the Company was formally established.

1 September


东方航空


东方航空 达美航空
全球战略合作伙伴签约仪式

The Company and Delta Air Lines held a signing ceremony in Shanghai on their global strategic co-operative partnership and officially signed the "Letter of Confirmation on the Share Purchase Agreement in Relation to Delta Air Lines' Strategic Investment in CEA" and the "Marketing Agreement".

19 September



The Company's 50th A330 aircraft landed at Shanghai Pudong International Airport.

27 October



Skyteam, the Company and China Airlines jointly held the launch ceremony of Skyteam's first exclusive lounge in the Asian region at the Hong Kong International Airport.

6 November

The Civil Aviation Administration of China officially announced and granted the "Safe Flight Diamond Award", the highest award for flight safety in the PRC civil aviation industry, to the Company.

13 November

The Company was awarded the "China Securities Golden Bauhinia Award – the Best Innovative Listed Company" by Ta Kung Pao in 2015.





A Taste of Joyful and Delighted Journey

Chairman's Statement





Liu Shaoyong
Chairman

Dear Shareholders,

I am pleased to present the annual report on the operating results of the Group for the year ended 31 December 2015. On behalf of the entire staff of the Group, I would like to extend my sincere thanks to the Shareholders.



Chairman's Statement

Business Review

In 2015, the global economy experienced weak recovery and economic growth further slowed down. Developed economies experienced a moderate recovery, while emerging economies were facing larger downward pressure. China's economy was operating within a reasonable range, with the disposable income of residents growing faster than the national economic growth. Benefiting from factors such as transformation and upgrade of economic structure and rising consumption power of Chinese residents, air passenger transportation market continued to grow and demand for outbound tourism and consumption became robust. However, under the influence of factors including decline in the import and export industry and intensifying market competition, growth of air freight transportation market slackened. In 2015, the aviation industry benefited from the international low crude oil prices, but at the same time, it was adversely affected by exchange rate fluctuations.

Despite facing the complex business environment, the management and all staff of the Group worked together and completed the operational plans for the year. The Company proactively increased its flight capacity, properly enhanced production and operations, improved marketing of freight and passenger transportation and its service quality, and strengthened external cooperation on the precondition of securing safe operation. The Group has made efforts steadily in pushing for transformation and development, and introduced Delta Air Lines as a strategic investor and cooperative partner, thereby achieving desirable operating results.

In 2015, the Group recorded revenue, profit before income tax and net profit attributable to equity shareholders of the Company of RMB93,969 million, RMB5,667 million and RMB4,537 million, representing an increase of 4.20%, 37.78% and 33.05% from last year, respectively.

During the period of the "12th Five-Year Plan" (2011-2015), both the operational scale and competitiveness of the Group increased significantly. In 2015, the Group achieved total annual traffic volume of 17,820 million tonne – kilometres, serving 93.78 million travelers and generating revenue of RMB93,969 million, representing an increase of 41.44%, 44.43% and 27.32%, respectively, as compared to 2010. The Group's asset quality improved considerably while shareholders' equity increased significantly. As at the end of 2015, the Group's total assets, net asset and shareholders' equity attributable to equity shareholders of the Company amounted to RMB197,992 million, RMB39,931 million and RMB37,411 million, representing an increase of 91.60%, 141.10% and 144.98%, respectively, as compared to the end of 2010. Debt ratio was 79.83%, decreased by 4.14pts as compared to the end of 2010. Through significant optimization of its fleet structure, the Group increased its fleet from 335 aircraft as at the end of 2010 to 551 aircraft as at the end of 2015, and the variety of aircraft models was streamlined from 21 models as at the end of 2010 to 13 models as at the end of 2015. The Group's human resources and operating efficiency have been continuously enhanced. As at the end of 2015, staff-to-aircraft ratio was 128.92 staff per aircraft, representing a decrease of 41.52 staff per aircraft as compared to the end of 2010. Daily utilization rate of aircraft was 10.03 hours in 2015, representing an increase of 2.35% as compared to 2010.

Review of Operations

Safe Operation

The Group placed great emphasis on ensuring safe operation and will continue to do so. In 2015, the Group established an integrated management and control model incorporating regional management, safety audit and safety supervision to further improve its safety management and control system, and pushed ahead the establishment of the Management of Risk Control System (MORCS) to enhance safety risk prevention on an ongoing basis. The Group has also promoted phase 2 of the Electronic Flight Bag, focusing on technical difficulties such as operation of above-plateau airports, and has been enhancing its research capability in flying technology, providing psychological support to its pilots and improving emergency drills to strictly implement in-flight safety requirements.

Eastern Miles frequent flyer program

26.4
MILLION
members

Chairman's Statement

In 2015, the Group had a total of 1,804,900 flying hours, representing an increase of 11.06% as compared to last year. In September 2015, the Group was granted the "Safe Flight Diamond Award", the highest accolade for flight safety in the industry, by the Civil Aviation Administration of China.

Passenger Transportation Marketing

In 2015, the Group actively seized the opportunities brought about by international low oil prices and robust demand for outbound tourism, and achieved impressive growth in passenger transportation by responding proactively to adverse factors such as geopolitical instability around the globe, terrorist attacks outside China, MERS cases in South Korea and impact on short-haul routes due to formation of a high – speed railway network.

Through optimizing production structure and increasing the operating efficiency of the fleet, the daily utilization rate of aircraft of the Group for the year increased by 1.31% to 10.03 hours as compared to last year. Efforts have been made to foster the construction of hubs and negotiate time slots in hub and core markets in order to promote superb connectivity. As a result, number of interline transit passengers increased by approximately 22% as compared to last year. By enhancing marketing and sales and leveraging on the relaxation in pricing policy in the industry, the pricing structure was flexibly adjusted, achieving revenue increment of approximately RMB2.3 billion and indicating a further improvement in revenue management and control. By striving to promote the Group's official website and mobile application sales terminal, revenue from direct sales increased by approximately 66% and the contribution of which increased by more than 13pts, as compared to last year. Through strengthening the development of high quality customer resources, high yield revenue and number of passengers grew by more than 18% and 19% year-on-year, respectively, while the number of frequent flyer members reached 26.40 million, representing a year-on-year increase of approximately 15.6%, and their number of second flights increased by 2.27pts from last year.

In 2015, the Group's passenger traffic volume was 146,342 million passenger-kilometres, representing a year-on-year increase of 14.55%. Passenger load factor reached 80.50%, representing a year-on-year increase of 0.95pts. Passenger revenue was RMB78,585 million, representing a year-on-year increase of 4.42%.

Freight Transportation and Logistics

In 2015, Eastern Logistics, a subsidiary of the Group, tightened its cost control, optimized production structure, broadened marketing channels and strived to stabilize transportation prices, achieving revenue and net profit of RMB6,356 million and RMB213 million, respectively, representing an increase in profit of RMB288 million as compared to the loss position last year.

In terms of traditional freight transportation operation, China Cargo Airlines, streamlined its fleet scale and terminated the leases for three older freighters, thereby reducing operating costs. Route network of Shanghai hub was optimized to reduce the number of intermediate points and improve operating efficiency, thus increasing the daily utilization rate of freighters for the whole year by more than 8% as compared to last year. Layout of flight capacity was adjusted based on market demand to stabilize flight capacity for the core markets in Europe and America. Efforts have also been made to broaden sourcing channels and strengthen joint cooperation. As such, the air-freight transit volume increased by nearly 10% as compared to last year.

In terms of freight transportation logistics, Eastern Logistics focused on the construction of the core logistics platform for pharmaceutical logistics and aviation equipment as well as the establishment of the transit marketing platform to perfect its third-party logistics solution. Distribution channels of www.eaemall.com have been expanded to construct CEA's rapid supply chain. Through proactively expanding cooperation with cross-border e-commerce partners, the first chartered aircraft for directly imported goods purchased via cross-border e-commerce in the PRC came into service, increasing the annual revenue from cross-border logistics by approximately 32% as compared to last year.

External Cooperation

In 2015, the Group further strengthened its cooperation with both member and non-member airlines of SkyTeam Alliance to widen the scope of cooperation and improve the quality of cooperation.

In September 2015, the Group entered into a strategic partnership with Delta Air Lines to further explicitly deepen the cooperation in terms of code-share, cabin sharing and joint sales. By forming an industry-leading route network, both parties implemented code-share on 123 routes, including 9 international major routes and

114 domestic routes in the PRC and the USA. Through offering joint sales to corporate customers, the influential power of the North American corporate customers of the Group was increased.

As for the European market, the Group and Air France have realized interline transit services for flights departing and arriving at Shanghai, Dalian, Paris and Nice. In the Australian market, the joint operation with Qantas was officially commenced to launch code-share on major routes such as Shanghai-Sydney and Shanghai-Melbourne routes, in order to launch in-depth cooperative projects including customer base sharing.

irregular flights has increased the notification rate by approximately 8pts as compared to last year, which further remedied the service shortfall. Nine categories of special services have been integrated online to fully activate the establishment of the self-rebooking system and launch online intelligent customer services, thereby increasing self-check-in rate to 60.86% and progressively pushing forward online integrated services. The renovation of check-in area at E Island, Pudong Airport, the commencement of operation of Skyteam Alliance lounge at Hong Kong Airport and the renovation of Shanghai Pudong and Hongqiao flagship lounge, together with the launch of customized supplies and catering services for B777 and large-scale meal tasting activities will improve the waiting and cabin experience of travelers.

  

As at the end of the reporting period, the Group and SkyTeam Alliance members had a total of 670 code-share routes, covering 371 cooperative destinations, 179 countries and 1057 destinations. The Group also had 336 code-share routes with non-member airlines of SkyTeam Alliance and 241 cooperative destinations.

Service Quality

The Group has always adhered to the service philosophy of "Customer-Oriented and Dedicated Service". In 2015, the Group consistently improved customer experience through reinforcement of service management and control, promotion of integrated services and enhancement of branding. The passenger transportation volume and baggage transportation volume of the Group were 93.78 million travelers and 48.84 million units, respectively, representing an increase of approximately 11.89% and approximately 16.69%, respectively, as compared to last year.

The Group has revised its "Service Manual" systematically to optimize its service standards in serving special travelers and high-end travelers and specified service standards for reception for travelers with a view to refining its service management and control system. The implementation of baggage inquiry system has reduced the rate of mishandled baggage by 1.11pts as compared to last year. The improvement of the information platform of

Capital Market and Cost Control

In 2015, the Group seized opportunities arising from the capital market and took active initiatives to foster capital operations, reduce costs and increase efficiency based on its development strategies.

For capital operations, the Group introduced Delta Air Lines as a strategic investor and the single largest foreign shareholder by way of issue of approximately 466 million H Shares to Delta Air Lines, and raised proceeds of approximately US$450 million. The non-public issuance of A Shares steadily proceeded and approvals at general meeting and from CSRC were obtained. The granting of new credit facilities from a number of renowned banks raised the Group's bank credit line which was contracted but unutilized to RMB55,171 million. To mitigate risks arising from exchange rate and interest rate fluctuations, the Group expanded its Renminbi financing channels and grasped the opportunity to issue 9 tranches of super short-term commercial paper to actively adjust its debt structure.

For cost control, the Group enhanced its aircraft technological maintenance abilities to reduce the number of aircraft sent for maintenance and lower the costs for aircraft maintenance by 3.35% as compared to last year. By activating internal human resources and exerting stringent control over the increase of headcount, the staff-to-aircraft ratio reduced by approximately 6.71 staff per aircraft as compared to last year. The significant decrease in the agency rates for passenger and freight transportation lowered the agency fee expenses by approximately 13.90% as compared to last year.

Reform and Transformation

In 2015, the Group continued to foster the reform and transformation in order to further steadily transform into a modern integrated aviation and logistics services provider.

The transformation of China United Airlines into a low-cost airline has been furthered. In 2015, China United Airlines completed the all-economy class cabin renovation for the B737 fleet, which increased the number of available seats per aircraft by nearly 10%. It has also enhanced the promotion and sales system of travel products in an effort to expand non-flight income through the implementation of low-cost servicing mode, cancellation of complimentary in-flight meal, and introduction of baggage charges, in-flight sales and paid lounge services. By launching an official website and a mobile application of China United Airlines and establishing a direct sales platform, revenue from direct sales increased by 84.2%, while agency fees decreased by approximately RMB120 million from last year.

The Group has explored a new asset management model. In 2015, Eastern Technology, a wholly-owned subsidiary of the Group engaged in aircraft maintenance, raised its standards for aircraft maintenance and construction management to facilitate the Group's centralized control over aircraft maintenance, and focused on high-end premium operations, such as providing maintenance services for aircraft for Chinese routes operated by international airlines and sharing of aviation equipment, and realized revenue from third-party marketing and sales of approximately RMB256 million. Since August 2015, the Group has been constructing a foreign airline service centre and examining the market-oriented operational mechanism for ground services to further explore the transformation of supporting assets into operational assets.

The Group has utilized an "Internet+" business model. In 2015, Eastern E-Commerce, a wholly-owned subsidiary of the Group, focused on five major business segments, including operation of e-commerce platform, non-aviation points for frequent travelers,

points mall and online floating market, digital marketing and integrated non-aviation products to explore transformation resources, such as customers, points and offline contact points. The research and development plans for 32 types of integrated products in 10 categories were formulated to launch 7 types of travel-related services, such as pick-up services, valet parking and tourism services. The Group frequently updated its e-commerce platforms, namely its mobile application sales terminal and its official website, to continuously bring in new service functions and improve customer experience. By enhancing its digital marketing ability and identifying internal and external marketing cooperative partners, the Group realized revenue from non-aviation points of approximately RMB322 million.

The construction of the in-flight connection platform project is actively under way. The Group has obtained an approval to provide internet access services by utilizing satellite communication system, and the upgrade of its 21 wide-body aircraft for long-and-medium haul routes was completed to gradually realize full coverage of in-flight internet services for North-American routes and bring in new functions such as online floating market.

Social Responsibilities

While pursuing its own sustainable corporate development, the Group has always incorporated a social responsibility philosophy into corporate decision making, production and operations, which seeks to unify corporate development and social responsibility.

In 2015, the Group took an active part in the combat of West Africa Ebola virus, the rescue of Oriental Star survivors and the relief for Nepal earthquake victims. The Group's large-scale charitable programme "Love at China Eastern Airlines" launched 530 projects all year round, with 26,119 staff participating, serving a total of 40,166 people. Through interaction with the community, the Group has established a charity brand image of "delivering love and serving the community".

In 2015, the Group was bestowed a number of awards such as "Best China Airline" at the 8th TTG (Asia Media) China Travel Awards, "China Securities Golden Bauhinia Award – Listed Company with the Most Valuable Brand" for four consecutive years and "Best Innovative Listed Company" granted by Hong Kong Ta Kung Pao, as well as "2014-2015 Most Respectable Chinese Enterprise" and "2015 Chinese Best Business Model Innovation Award" by the Economic Observer and 21st Century Business Herald, respectively.

OUTLOOK FOR 2016

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group's future operating plans for 2016 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from these forward-looking statements, which does not constitute any commitment by the Company to the future operating results.

In 2016, the world economy is expected to experience a thorough reshuffle and its recovery is expected to remain sluggish. The International Monetary Fund has again trimmed its expected growth of the global economy and the total trade volume for the year in January 2016, and expected that international oil prices will decrease significantly in 2016 as compared to the previous year. It is expected that the Chinese economy will maintain a moderate growth despite larger downward pressure and the economic structure will continuously transform and upgrade. The pull effect of growth of consumption on the economic growth is expected to boost with tourism boom. Under the impacts of the aforesaid, it is expected that the demand for air passenger transportation will remain in growth, while the demand for aviation freight transportation will be relatively low.

In view of a complicated and dynamic operating environment, the Group will seize the opportunities arising from the low oil prices, the rising tourism and consumption demand and the opening of the Shanghai Disneyland, and focus on the following areas in order to achieve better operating results:

1. reinforcing the implementation of the safety responsibility system, strengthening safety inspection, enhancing the development of aviation security, improving flying techniques and abilities to assure flight safety on an ongoing basis;

2. seizing favorable opportunities, improving interline transit based on the whole network, promoting sales transformation with direct sales and lower agency fees to expand its market share and improve its operation quality of passenger and freight transportation;

3. strengthening services management system, remedying service shortfall and optimizing integrated online service experience to build an aviation service brand with a refined whole-process customer experience;

4. expediting the establishment of in-flight internet access and platforms for e-commerce companies, intensifying transformation of China United Airlines into a low-cost airline, exploring the pilot spot for the market-oriented ground services system and guiding the Group in its reform and transformation;

5. proactively expanding its financing channels, optimizing its debt structure, closely monitoring the trend of capital market and seizing opportunities in implementing financing projects which may facilitate the development of the Company;

6. leveraging on information technology, improving core operation processes, refining the risk control mechanism to overall elevate the Group's management capability.





Serve our customers, not the best, only much better

Review of Operations and Management's Discussion and Analysis

As a member of SkyTeam, the Group has extended its flight network from Shanghai to 1,057 cities in 179 countries via close cooperation with SkyTeam member airlines. Our Eastern Miles frequent flyer program now has 26.40 million members.

Headquartered in Shanghai, the Group is one of the leading airlines in China. It has been listed in Shanghai, Hong Kong and New York since 1997, which is the first airline in the civil aviation industry in China that achieved listing in three markets. Adhering to the servicing philosophy of "Customer-Oriented and Dedicated Service", the Group has been providing safe and comfortable air journeys to passengers. As at the end of the Reporting Period, the fleet of the Company comprised a total of 526 passenger aircraft, nine freighters and 16 business aircraft. The Company enhanced Shanghai core hub and Xi'an and Kunming regional hubs, and established and extended its aviation transportation network in major markets with high market influence such as Beijing, Nanjing and Qingdao to cover 1,057 destinations in 179 countries. With an extensive global outreach, the Company provided quality services to nearly 94 million travelers all over the world. Its Eastern Miles frequent flyer program now has 26.40 million members who can enjoy member benefits offered by 20 airlines of SkyTeam Alliance and lounge access to 636 lounges worldwide. With the vision of "establishing a world-class and happy CEA", the Company strives to become a modern integrated aviation services and logistics services provider that is "cherished by staff, preferred by customers, satisfied by shareholders and trusted by society".

Operating Revenues

In 2015, the Group's passenger revenues amounted to RMB78,585 million, representing an increase of 4.42% from the previous year, and accounted for 92.37% of the Group's traffic revenues. Passenger traffic volume was 146,342.43 million passenger-kilometres, representing a 14.55% increase from the previous year.

The passenger revenues of domestic routes amounted to RMB51,523 million, representing a decrease of 0.24% from the previous year, and accounted for 65.56% of the passenger revenues. The passenger traffic volume was 98,304.48 million passenger-kilometres, representing an increase of 11.47% from the previous year.

The passenger revenues of international routes amounted to RMB23,933 million, representing an increase of 17.89% from the previous year, and accounted for 30.45% of the passenger revenues. The passenger traffic volume was 43,848.84 million passenger-kilometres, representing a 24.60% increase from the previous year.

The passenger revenues of regional routes amounted to RMB3,129 million, representing a decrease of 5.55% from the previous year, and accounted for 3.98% of the passenger revenues. The passenger traffic volume was 4,189.11 million passenger-kilometres, representing a decrease of 4.07% from the previous year.

In 2015, the Group's cargo and mail traffic revenues amounted to RMB6,491 million, representing a decrease of 11.42% from the previous year, and accounted for 7.63% of the Group's traffic revenues. Cargo and mail traffic volume was 4,865.12 million tonne-kilometres, representing an increase of 1.31% from last year.

In 2015, the Group's other revenues were RMB8,893 million, representing an increase of 17.07% from the previous year.

Operating Expenses

In 2015, the Group's total operating cost was RMB86,619 million, representing a decrease of 1.37% from the previous year. Under the influence of further expansion of the Group's operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group's various costs such as catering supply expenses, depreciation and amortisation increased from the previous year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most substantial part of the Group's operating costs. In 2015, the Group's total aviation fuel consumption was approximately 5.3142 million tonnes, representing an increase of 11.70% from last year, but as the average price of fuel decreased by 39.86%, the Group's aircraft fuel expenditures decreased by 32.83% from the previous year to RMB20,312 million.

In 2015, the Group's take-off and landing charges amounted to RMB10,851 million, or an increase of 14.95% from last year, and was primarily due to an increase in the number of and the standard of fees charged for take-off and landings.

In 2015, the Group's depreciation and amortisation amounted to RMB10,471 million, representing an increase of 14.03% from last year, and was primarily due to an expansion in its fleet scale and the corresponding increase in the depreciation of assets.



Ma Xulun
Vice Chairman, President

Review of Operations and Management's Discussion and Analysis

In 2015, the Group's wages, salaries and benefits amounted to RMB16,459 million, representing an increase of 46.04% from last year, and was primarily due to a gain on settlement in 2014 from the amendment of employee benefit policies made in 2014. Excluding non-comparable factors, the increase from last year stood at 14.30% due to a year-on-year increase in hours-flown fees brought by the increase in hours flown.

In 2015, the Group's aircraft maintenance expenses amounted to RMB4,304 million, representing a decrease of 3.35% from last year, and was primarily due to a year-on-year decrease in external aircraft maintenance brought by the improvement in the Group's own maintenance ability.

In 2015, the Group's catering supply expenses were RMB2,469 million, representing an increase of 4.44% from last year, and was primarily due to increased number of passengers.

In 2015, the Group's aircraft operating lease rentals amounted to RMB4,254 million, representing a decrease of 5.51% from last year, and was primarily due to a decrease in the number of aircraft for operating leases.

In 2015, the Group's other operating lease rentals amounted to RMB812 million, representing an increase of 27.47% from last year, and was primarily due to an increase in leasehold properties.

In 2015, the Group's selling and marketing expenses were RMB3,651 million, representing a decrease of 11.38% from last year, and was primarily due to a year-on-year decrease in the handling fees of agency businesses brought by the increase in the proportion of direct sales.

In 2015, the Group's amount of civil aviation infrastructure levies payable to the CAAC was RMB1,826 million, representing an increase of 10.27% compared to last year. This increase was primarily due to an increase in the miles flown by the Group.

In 2015, the Group's ground service and other expenses were RMB5,479 million, representing an increase of 9.62% over the previous year. The increase was primarily due to the corresponding increase in the fees and expenditures due to the increased volume of ground services.

In 2015, the Group's indirect operating expenses were RMB5,503 million, representing an increase of 11.17% as compared to last year. This was primarily attributable to an increase in corresponding expenses following the expansion of fleet scale of the Group.

Other Operating Income and Gains

The Group's other operating income and gains mainly consist of income from cooperative routes, the rest being income from disposal of fixed assets and income from government grants. In 2015, other operating income and gains of the Group amounted to RMB5,269 million, which represented an increase of 42.99% from last year, primarily due to an increase in income from cooperative routes, income from government grants and gains from disposal of fixed assets.

Finance Income/Costs

In 2015, the Group's finance income was RMB66 million, which represented a decrease of 25% from last year. Finance costs amounted to RMB7,176 million, representing an increase of 232.22% from last year, primarily due to an increase in net exchange losses recognised during the reporting period brought by an appreciation of USD against RMB.

Profit

The Group's profit attributable to the equity shareholders of the Company in 2015 was RMB4,537 million, representing a 33.05% increase from last year. The earnings per share attributable to the equity shareholders of the Company were RMB0.35.

Liquidity and Capital Structure

As at 31 December 2015, the debt ratio of the Group was 79.83%.

The Group generally operates with net current liabilities. As at 31 December 2015, the Group's current liabilities exceeded its current assets by RMB51,309 million. The Group has been and believes it will continue to be capable of financing its working capital requirements by various financing means such as capital injection, obtaining loans from banks and issuing bonds.

The Group generally finances its working capital requirements through business operations and short-term bank loans. As at 31 December 2014 and 31 December 2015, the Group's cash and cash equivalents amounted to RMB1,355 million and RMB9,080 million, respectively. Net cash inflow generated from the Group's operating activities was RMB12,296 million and RMB24,325 million, respectively, for 2014 and 2015. Capital expenditures for the purchase of aircraft were partly funded by internal funds, the balance of which was mainly financed by long-term and short-term borrowings and finance leasing. In 2014 and 2015, the Group's net cash outflow from investment activities was RMB24,033 million and RMB27,800 million, respectively. Net cash inflow from the Group's financing activities was RMB11,112 million and RMB11,083 million, respectively.

As at 31 December 2014 and 31 December 2015, the Group's borrowings payable within one year were RMB28,676 million and RMB38,214 million, respectively. As at 31 December 2014, the Group's borrowings payable from one to two years, from three to five years and beyond five years were RMB8,801 million, RMB10,868 million and RMB10,844 million, respectively, as compared to RMB10,306 million, RMB8,224 million and RMB9,968 million, respectively, as at 31 December 2015.

The Group's obligations under finance leases as at 31 December 2014 and 31 December 2015 were equivalent to RMB38,695 million and RMB52,399 million, respectively. As at 31 December 2014, the Group's lease obligations payable within two years, from three to five years and beyond five years were equivalent to RMB9,007 million, RMB11,482 million and RMB18,206 million, respectively, as compared to equivalent to RMB12,051 million, RMB16,679 million and RMB23,669 million, respectively, as at 31 December 2015.

The Group's obligations under finance leases comprised only floating-rate obligations. As at 31 December 2014, the Group's obligations under finance leases comprised USD-denominated obligations of USD5,954 million, SGD-denominated obligations of SGD201 million, HKD-denominated obligations of HKD1,203 million and JPY-denominated obligations of JPY7,309 million. As at 31 December 2015, the Group's obligations under finance leases comprised USD-denominated obligations of USD7,753 million, SGD-denominated obligations of SGD178 million, HKD-denominated obligations of HKD1,072 million and JPY-denominated obligations of JPY6,395 million.

As at 31 December 2014, the Group's borrowings comprised USD-denominated borrowings of USD7,025 million and RMB-denominated borrowings of RMB16,205 million. Fixed-rate borrowings accounted for 36.98% of the total borrowings, and floating-rate borrowings accounted for 63.02% of the total borrowings. As at 31 December 2015, the Group's borrowings comprised USD-denominated borrowings of USD5,689 million and RMB-denominated borrowings of RMB29,769 million. Fixed-rate borrowings accounted for 47.80% of the total borrowings, and floating-rate borrowings accounted for 52.20% of the total borrowings.

Interest Rate Fluctuation

The Group's total interest-bearing liabilities (including long-term and short-term borrowings, finance leases payable and bonds payable) as at 31 December 2014 and 31 December 2015 were equivalent to RMB97,884 million and RMB119,111 million, respectively, of which short-term liabilities accounted for 33.99% and 37.21%, respectively, for those years. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both of the short-term liabilities and the long-term interest-being liabilities were affected by fluctuations in current market interest rates.

The Group's interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2014 and 31 December 2015, the Group's liabilities denominated in USD accounted for 81.14% and 73.28%, respectively, of total interest-bearing liabilities while liabilities denominated in RMB accounted for 16.56% and 24.99%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group's finance costs. As at 31 December 2014, the notional amount of the outstanding interest rate swap agreements of the Group was approximately USD801 million. As at 31 December 2015, such amount was approximately USD1,466 million and these agreements will expire between 2016 and 2025.

Exchange Rate Fluctuation

As at 31 December 2015, the Group's total interest-bearing liabilities denominated in foreign currencies, converted to RMB, amounted to RMB89,342 million, of which USD liabilities accounted for 97.70% of the total amount. Therefore, a significant fluctuation in foreign exchange rates will subject the Group to significant foreign exchange loss/gain arising from the translation of foreign currency denominated liabilities, which will also affect the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenue generated from ticket sales and expenses to be paid in foreign currencies. The Group's foreign currency hedging contracts mainly involve the selling of JPY and the purchase of USD at fixed exchange rates. As at 31 December 2014, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD39 million. Such amount was USD12 million as at 31 December 2015, and will expire between 2016 and 2017.

In 2014, the Group's net foreign exchange losses were RMB203 million. In 2015, the Group's net foreign exchange losses were RMB4,987 million, representing an increase of 2,356.65% from last year.

Fluctuation of Fuel Prices

As at 31 December 2015, assuming other factors remain constant, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,016 million.

In 2015, the Group did not engage in any jet fuel hedging activities.

Risk Analysis

1. Macro-economic Risk

The aviation transportation industry is closely related to macro-economic development. Civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in amount of import and export activity. These factors will in turn affect the demand for passenger and cargo services. If the macroeconomic climate worsens, the Group's results of operations and financial condition may be adversely affected.

The Group paid close attention to the changes in the international and national macro-economic conditions and proactively capitalized on the opportunities derived from economic restructuring, consumption upgrade of residents, development of tourism economy and low international fuel prices to optimize allocation of flight capacity, production structure and marketing and sales. As a result, the Group achieved favorable results of operations.

2. Policy and Regulation Risk

The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of aviation industry could result in the relevant laws and regulations and industry policies to be adjusted accordingly. Such changes may, to a certain extent, result in uncertainties to the future business development and operating results of the Group.

With respect to industrial policies and regulations, the Group played an active role in various discussions concerning the formulation and refinement, and looked into latest changes so as to seize the opportunities arising from amendments and prudently respond to the uncertainties arising from the changes in policies and regulations.

3. Flight Safety Risk

Flight safety is the precondition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Group.

The Group regularly convened flight safety meetings, analyzed and reported on the Group's flight status in a timely manner and planned for flight safety management. The Group established a comprehensive flight training control mechanism to streamline the assessment in respect of the quality of pilot training and strengthen psychological services for pilots.

4. Terrorist Attack Risk

International terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees of the Group, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place.

In 2015, with reference to terror cases in recent years, the Group demonstrated fire drills and provided scenario trainings and specific trainings for weapons and firearms on-board aircraft, with a view to enhancing the aviation security team's ability to perform their duties and their service quality, which would in turn improve their responsiveness to handling emergencies. In the future, the Group will combine aviation security and safety audit, introduce aviation security assessment standards on routes, establish the communication link mechanism on the basis of the aviation security communication system and put spotlight on the primarily-focused regional routes for the formulation of specific aviation security proposals.

In light of the shrunken demand for passenger transportation induced by the terrorist attacks inside and outside the border, the Group will rely on the dynamic marketing analysis mechanism so as to study, optimize and adjust the flight capacity of the relevant routes in a timely manner.

5. Human Resources Risk

The rapid growth in civil aviation industry and mobility of core personnel of human resources have caused competition among domestic airlines for core technical staff such as pilots, cabin crew, operations and control staff as well as major management personnel. If the core technical human resources reserves of the Group are unable to sufficiently address the outflow of core personnel, or fail to adequately respond to the rapid growth of the Group's operational scale, the business and operations of the Group may be adversely affected.

The Group promoted the building of corporate culture of "Love at China Eastern Airlines" to inspire loyalty from core technical staff and management talents. Effective incentives offered to core technical staff were raised as the Group further improved its salary incentive scheme for core technical staff. The Group proactively developed a back-up workforce through providing training programs to a pool of multi-tier back-up management personnel and launching of core technical staff recruitment plan.

6. Competition Risk

With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines' increasing inputs on flight capacity in Chinese market, future competition in the domestic and overseas aviation transportation industries may be intensified and bring uncertainty to the Group's resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Group may be adversely affected accordingly.

There is a certain level of overlap between the railway transportation, highway transportation, ship transportation and air transportation in certain markets. With the development of railway, highway and ship transportation network, the domestic civil aviation market may be affected. Certain of the Group's routes will experience larger competitive pressure.

The Group actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three largest hubs and core markets. Based on the SkyTeam Alliance platform, the Group enhanced its strategic cooperation with Delta Air Lines and cooperated with Air France and Qantas to develop a highly efficient and convenient flight network which covered the whole country and connected to the whole wide world.

Under the impact of other means of transportation, the Group focused on the three largest hubs and core and key markets, refined its route network and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Group put great effort into improving its punctuality rate and capitalized on the speed advantage of aviation transportation.

7. Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group's revenue from fuel surcharge and accordingly the Group's results of operations.

As at 31 December 2015, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,016 million.

In 2015, the Group seized the opportunities arising from the low international fuel prices, actively boosting its flight capacity and optimized the production structure. As a result, the Group achieved favorable results of operations. The Group will actively review the trend of oil prices and, with mandates from the Board, carefully conduct aviation fuel hedging activities.

8. **Exchange Rate Fluctuation Risk**

As the Group's foreign currency liabilities are mainly USD-denominated, if the exchange rate of RMB against USD fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Group's profit for that period and causes larger impact on the Group's operating results.

As at 31 December 2015, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Increase/decrease in the net profit		Increase/decrease in other comprehensive income	
	Appreciation	Depreciation	Appreciation	Depreciation
USD	−581	581	−	−

In 2015, a portion of the floating-rate USD-denominated debts was converted into floating-rate Euro-denominated debts through a cross currency swap contract pursuant to the mandate granted by the Board. As at 31 December 2015, the Group's USD-denominated debts accounted for 73.28% of interest-bearing liabilities. In early 2016, the Group expanded its financing channels by means of issuing super short-term commercial paper and acquiring RMB borrowings to bring in RMB finance. As at the end of January and February 2016, the proportion of USD-denominated debts made up of the Group's interest-bearing debts decreased to 57% and 53%, respectively.

In the future, the Group will reinforce its review on the foreign exchange market, further expand the variety of its RMB financing instruments and improve the Group's debt and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Group's operation.

9. **Interest Rate Fluctuation Risk**

The majority of the Group's liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group's existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group's finance costs.

As at 31 December 2015, assuming that all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group's net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on the net profit		Effect on other comprehensive income	
	Increase	Decrease	Increase	Decrease
Floating rate instruments	−148	148	18	−18

In year 2015, the Group seized the opportunity to carry out interest rate hedging transactions and converted USD-denominated floating-rate debts of USD845 million into USD-denominated fixed-rate debts. The Group intends to launch transactions in derivatives and cross currency swaps to further optimise the proportion of floating-rate debts to the USD-denominated debts. At the same time, the Group will make good use of the trend of the RMB interest rate to minimise RMB finance costs.

10. Information Technology Safety Risk

The development of all businesses in the Group's operational process is closely related to the information network system and imposes new requirements on traditional management and work processes of the Group. If there are any design discrepancies, operational default or interruption in the network information system of the Group, or if it experiences external network attacks, the Group's business and operations may be affected or result in leakage of customers' data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Group. Future upgrades of information technology that are required will challenge the reliability of the Group's existing systems.

In 2015, the Group established a routine inspection system and a contingency mechanism for its reporting website for external security breach. The data loss prevention (DLP) project was implemented and the Group's information security management system passed the ISO27000 certification. In the future, the Group will further improve its security code review and management system, promote the construction of IPS at the internet portal of the Group and the information technology disaster backup centre to elevate the overall protection level on the Group's information system security.

11. Development and Transformation Risk

While the Group expands to new international markets and carries out external investments or mergers and acquisition, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Group.

During the process of transformation, the Group will explore the e-commerce market to reduce aviation operation costs and innovative asset management methods, with new requirements for the overall operating management abilities of the Group. Some of the Group's transforming projects may be unable to achieve expected goals.

The Group has been improving the foreign investment management system and will enhance the research and substantiation of projects and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets and external investment and acquisition and mergers.

12. Suppliers Risk

The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralised purchases to reduce operating costs. If the Group's major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Group.

The Group focused on the suppliers who are closely related to its production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the material types highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the procurement department.

13. Securities Market Fluctuations Risks

The Company's share price is not only dependent on its current results and projection for future operations, but also factors including policy environment, macro economy, flow of market capital and investor sentiment. The Company's share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Company's capital operations and implementation of projects.

The Group continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Group strengthened communication between the capital markets and various investors, paid close attention to the Company's share price performance and media coverage and gave timely response to the market.

14. **Other Force Majeure and Unforeseeable Risks**

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and geopolitical instability around the globe may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Group.

The Group strove to develop and refine its emergency response mechanism and emergency response plan in order to avoid or mitigate the adverse impacts arising from other force majeure and unforeseeable risks.

Pledges on Assets and Contingent Liabilities

The Group generally finances the purchases of aircraft through finance leases and bank loans secured by its assets. As at 31 December 2014, the value of the Group's assets used to secure certain bank loans was RMB23,117 million. As at 31 December 2015, the value of the Group's assets used to secure certain bank loans was RMB29,147 million, representing an increase of 26.08% compared to last year.

As at 31 December 2015, the Group had no significant contingent liabilities.

Capital Expenditure

The Company's capital expenditure comprises of aircraft, engines, aviation equipment and other fixed assets and investments, which mainly includes aircraft, engines and aviation equipment. According to the agreements entered into in relation to aircraft, engines and aviation equipment, as at 31 December 2015, the Group expected its future capital expenditures on aircraft, engines and aviation equipment to be, in the aggregate, approximately RMB106,666 million, including expected capital expenditure on aircraft, engines and aviation equipment of approximately RMB23,781 million in 2016.

In 2016, the Group plans to satisfy the aforesaid capital requirements through revenue from operations, existing bank credit facilities, bank loans, leasing arrangements and other external financing in order to ensure the normal operations of the Group.

Capital Requirements

The foreseeable capital requirements of the Group are primarily for supporting daily operations, purchase of aircraft, engines and equipment and investment in fixed assets projects, among which fixed assets projects mainly comprise infrastructure projects such as the CEA base (west district) phase II ancillary project at Shanghai Hongqiao International Airport and the CEA base project at the Beijing new airport.

The capital requirements of the Group may vary due to factors such as entering into new purchase contracts of aircraft, engines and other flight equipment, amendments to the original contracts and changes in price index.

Human Resources

As at 31 December 2015, the Group had 71,033 employees, the majority of whom were located in the PRC. The wages of the Group's employees generally consisted of basic salaries and performance bonuses. The wages of the Group's employees generally consisted of basic salaries and performance bonuses. The Group was not involved in any major labour disputes with its employees, nor did it experience any significant turnover of employees or encounter any difficulties in recruiting new employees.

Total number of staff	71,033
Number of staff of the Company	34,652
Number of staff of major subsidiaries	36,381
Number of retired staff whose expenses are committed by the Company and major subsidiaries	5,835

Composition of professionals

Category of Professionals	Number of Professionals
Pilots	6,386
Flight attendants and other aircrew	13,225
Maintenance personnel	10,890
Ground services and others	29,737
Operation control	1,983
Information technology	707
Sales and marketing	3,980
Management	4,125
Total	**71,033**

Education level

Category of Education Level	Number of Staff
Master and above	1,508
Bachelor	26,953
Non-degree tertiary	25,300
Other	17,272
Total	**71,033**

Employees Training Program

The Company puts great emphasis on employees training by improving the structure of its training system, strengthening frontline training, intensifying management training and innovating cultivation model to nurture a team of excellent talents who are able to accommodate the innovation and development of the Company and better satisfy the Company's business development needs and talent team building requirements.

Management Personnel Training

In 2015, the Company organized 58 sessions of multi-tier training for a total of 3,549 participants, and activated the "Sailing Program (揚帆計劃)", a training program for new management trainees incorporating closed-door training with seminars, experiential and inspiring teaching with 220 participants and completing 100 management dissertations. Focusing on major topics such as project management and internet development, the Company organized management forums and invited domestic and international renowned scholars to deliver lectures and attend exchange sessions. The Company developed its own "Lean Six Sigma Green-belt Program (Ver. 2.0)" with a view to continually optimizing its training system.

Core Technician Training

In 2015, the Company further improved its cabin crew training system by launching MPL (Multi-Crew Pilots Licence) and ATPL (Air Transport Pilots Licence) programs as well as optimizing crew resource management (CRM) and threat and error management (TEM) capabilities.

The Company focused on the development of core programs and construction of the on-the-job training system through promoting research and development of learning maps and integrating training resources for cabin services. By operating and controlling 34 learning map training courses on 9 professional disciplines, and designating five ground crew positions as a pilot point for the on-the-job training system, the Company ensured the effectiveness of the professional cabin crew training, cabin service training, operational training and ground service training and that the principal business of the Company is well-served.

Substituting Talents Training

The Company places great emphasis on the establishment of substituting talents pool by formulating the corresponding training plan for staff at different levels and business segments. In 2015, based on the experience of its first "Yan Yi Xiang" scheme in the previous period, the Company launched the second "Yan Yi Xiang" scheme to identify outstanding candidates. The first "Ying" scheme was put forward to focus on training and to highlight the duties of the personnel being trained. The Company commenced the second marketing and sales training for substituting talents, with a focus on practical studies and projects as well as transformation of passenger transportation. The training covers management, business and seminar courses.

Diversification of Learning Platform

In 2015, the Company launched and integrated its internet learning platforms such as CEA E-learning website and "Palm Lesson", and completed the general structural design. Leveraging on management on training and content learning, the Company provided support for its learning portals, refined online study and mobile learning, updated online leadership courses in an orderly manner, introduced the Harvard ManageMentor – Chinese Version and provided training for a total of 1,200 participants.

The Company also compiled the Proposal for CEA Enterprise University with an aim to establish the university as a talent base which can support the construction of a first-class enterprise.

Critical Accounting Policies

Critical accounting policies are defined as those which reflect significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions.

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our principal accounting policies are set forth in Note 2 to our audited consolidated financial statements. IFRS requires that we adopt the accounting policies and make estimates that our Directors believe are most appropriate in the circumstances for the purposes of giving a true and fair view of our results and financial position. However, different policies, estimates and assumptions in critical areas could lead to materially different results. The critical accounting policies adopted and estimates and assumptions made in the preparation of these financial statements are identified and set forth in Note 4 to our audited consolidated financial statements.

Taxation

The Company is subject to income tax at a rate of 25% (2014: 25%). Our effective tax rate, however, may be lower than the rate of 25% because certain subsidiaries were incorporated in jurisdictions where the applicable income tax rate is 16.5% or 15% rather than 25%. We had carried forward tax losses of approximately RMB2,488 million as at 31 December 2015 (2014: RMB2,274 million), which can be used to set off future taxable income between 2016 and 2020.

REPORT OF DIRECTORS

The Board is pleased to present the audited financial report of the Group for the year ended 31 December 2015.

Group Activities and Results

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services. For further discussion and analysis on the business of the Group for the year ended 31 December 2015, including a fair review of the business of the Group, description of the principal risks and uncertainties facing the Group and highlight of the Group's business development in the future is set out in Chairman's Statement from page 16 to page 21 and Review of Operations and Management's Discussion and Analysis from page 24 to page 34 of this annual report.

The Company, with its headquarters in Shanghai, is one of the three largest air carriers in the PRC in terms of the total tonne-kilometres and number of passengers carried in 2015. The results of the Group for the year ended 31 December 2015 and the financial position of the Company and the Group as at that date, prepared in accordance with IFRS and PRC Accounting Standards, are set out in the financial statements.

The geographical analysis of the Group's revenue from its business is as follows:

Revenue

	PRC Accounting Standards RMB million	IFRS RMB million
Domestic	61,341	61,222
Regional (Hong Kong, Macau and Taiwan)	3,558	3,569
International	28,945	29,178
Total	93,844	93,969

Dividends

Based on the audited financial statements of the Company under the PRC Accounting Standards for Business Enterprises as at and for the year 2015, the retained profits the parent company was RMB1,680 million as at 31 December 2015. Based on the audited financial statements of the Company under the IFRS as at and for the year 2015, the retained profits of the parent company was RMB1,164 million as at 31 December 2015.

In accordance with Rule 17 of Measures on the Administration of Securities Issuance and Underwriting by the CSRC, if listed companies with a plan for issuance of securities have any profit distribution proposal or proposal for capital increase with capital surplus that has not yet been submitted to general meeting for voting or has been approved by shareholders' general meeting but not yet implemented, the issuance of securities can only be proceeded after such proposals have been implemented. Given that the Company's application for non-public issuance of A shares was approved by the CSRC in January 2016 and will expire on 5 July 2016, if the Company had implemented profit distribution in 2015, approval for the profit distribution proposal would have been needed at the 2015 general meeting and the non-public issuance of A shares could only be implemented after the implementation of the profit distribution proposal. This would have narrowed the time frame for the non-public issuance of A shares or would even have made it impossible to implement, in which case the implementation of the Company's non-public issuance project and long-term development would have been severely hampered.

In consideration of factors such as Shareholders' interests and the Group's development, the profit distribution proposal recommended by the Board for the year 2015 is as follows: No profit shall be distributed for the year 2015 and no share capital of the Company shall be increased with its capital reserve. The profit distribution proposal of the Group for the year 2015 will be submitted to the 2015 annual general meeting for consideration.

The Board also intends for, in mid-2016, a cash dividend distribution of not less than 40% of the net profit of the parent company for the year 2015 under the domestic accounting principles.

───── Report of Directors

Share Capital

1. **As at 31 December 2015, the share capital structure of the Company is set out as follows:**

			Total number of shares	Approximate percentage in shareholding (%)
I	**A Shares**			
	1.	Listed shares with trading moratorium	698,865,000	5.318
	2.	Listed shares without trading moratorium	7,782,213,860	59.225
II	**H Shares**			
	1.	Listed shares with trading moratorium	698,865,000	5.318
	2.	Listed shares without trading moratorium	3,960,235,000	30.138
III	**Total number of shares**		13,140,178,860	100

Note:

As at 31 December 2015, among the listed A shares of the Company, the Company had 698,865,000 A shares with trading moratorium held by CEA Holding and its wholly-owned subsidiary, CES Finance, and 7,782,213,860 A shares without trading moratorium. Among the listed H shares of the Company, the Company had 698,865,000 H shares with trading moratorium held by CES Global, an overseas wholly-owned subsidiary of CEA Holding, and 3,960,235,000 H shares without trading moratorium. The total number of shares of the Company amounted to 13,140,178,860 shares.

Number of Shareholders

As at 31 December 2015, the total number of registered Shareholders was 334,523.

Substantial Shareholders

So far as the Directors are aware, each of the following persons, not being a Director, chief executive, Supervisor or member of the Company's senior management, had, as at 31 December 2015, an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise, as at 31 December 2015, interested in 5% or more of any class of the then issued share capital of the Company, or was otherwise, as at 31 December 2015, a substantial shareholder (as defined in the Listing Rules) of the Company:

Name of Shareholders	Type of shares held	Number of shares held	As at 31 December 2015 Percentage of shareholding in the Company's total issued share capital	Percentage of shareholding in the Company's total issued A shares	Percentage of shareholding in the Company's total issued H shares
CEA Holding *(Note 1)*	A shares	5,530,240,000	42.09%	65.21%	–
CEA Holding *(Note 2)*	H shares	2,626,240,000	19.99%	–	56.37%
HKSCC Nominees Limited *(Note 3)*	H shares	4,182,669,289	31.83%	–	89.77%
Delta Air Lines *(Note 4)*	H shares	465,910,000	3.55%	–	10.00%

Notes:

Based on the information available to the Directors as at 31 December 2015 (including such information as was available on the website of the Hong Kong Stock Exchange) and so far as they are aware of, as at 31 December 2015:

1. Among such A shares, 5,072,922,927 A shares (representing approximately 59.81% of the Company's then total issued A shares) were held by CEA Holding in the capacity of beneficial owner; and 457,317,073 A shares (representing approximately 5.39% of the Company's then total issued A shares) were held by CES Finance in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

2. Such H shares were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

3. Among the 4,182,669,289 H shares held by HKSCC Nominees Limited, 2,626,240,000 H shares (representing approximately 56.37% of the Company's then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn was 100% held by CEA Holding.

4. Those H shares were held by Delta Air Lines in the capacity of beneficial owner, and represented approximately 10.00% of the Group's then total issued H shares.

Save as disclosed above, based on the information available to the Directors and so far as they are aware, as at 31 December 2015, among the 4,182,669,289 H shares held by HKSCC Nominees Limited, no other person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Report of Directors

According to the relevant disclosure requirements laid down by the CSRC, as at the end of the Reporting Period, the 10 largest registered Shareholders and the 10 largest registered Shareholders of shares with trading moratorium and the 10 largest registered Shareholders of shares without trading moratorium on the register of members of the Company and their respective shareholdings are as follows:

Name of Shareholders	Percentage (%)	Shareholding as at 31 December 2015	Increase/ (decrease) in shareholding in 2015	Type of shares	Charged or locked-up shares	Nature of shares held
THE 10 LARGEST REGISTERED SHAREHOLDERS OF THE COMPANY AND THEIR RESPECTIVE SHAREHOLDINGS						
CEA Holding	38.61	5,072,922,927	0	241,547,927 shares with trading moratorium	Nil	A shares
HKSCC Nominees Limited (including CES Global)	31.83	4,182,669,289	3,176,091	698,865,000 shares with trading moratorium (2,626,240,000 shares held by CES Global)	Unknown	H shares
Delta Air Lines	3.55	465,910,000	465,910,000	Listed	Unknown	H shares
CES Finance	3.48	457,317,073	0	457,317,073 shares with trading moratorium	Nil	A shares
China Securities Finance Corporation Limited	2.57	337,371,664	337,371,664	Listed	Unknown	A shares
China National Aviation Fuel Holding Company	0.92	120,461,743	−300,590,889	Listed	Unknown	A shares
Sinotrans Air Transportation Development Co., Ltd.	0.55	72,750,000	−10,407,894	Listed	Unknown	A shares
China Central Huijin Asset Management Ltd.	0.54	70,984,100	70,984,100	Listed	Unknown	A shares
Shanghai United Investment Co., Ltd.	0.50	65,615,429	−260,070,000	Listed	Unknown	A shares
Industrial and Commercial Bank of China Limited – Harvest New Opportunity Flexible Allocation Mixed Launched Fund	0.29	38,114,895	38,114,895	Listed	Unknown	A shares

THE 10 LARGEST REGISTERED SHAREHOLDERS OF SHARES WITHOUT TRADING MORATORIUM AND THEIR RESPECTIVE SHAREHOLDINGS		
Name of Shareholders	Shareholding of shares without trading moratorium as at 31 December 2015	Type of shares held
CEA Holding	4,831,375,000	A shares
HKSCC Nominees Limited (including CES Global)	3,483,804,289	H shares
Delta Air Lines	465,910,000	H shares
China Securities Finance Corporation Limited	337,371,664	A shares
China National Aviation Fuel Holding Company	120,461,743	A shares
Sinotrans Air Transportation Development Co., Ltd.	72,750,000	A shares
China Central Huijin Asset Management Ltd.	70,984,100	A shares
Shanghai United Investment Co., Ltd.	65,165,429	A shares
Industrial and Commercial Bank of China Limited – Harvest New Opportunity Flexible Allocation Mixed Launched Fund	38,114,895	A shares
Bank of China Limited – Yinhua Quality Growth Equity Securities Investment Fund	27,000,000	A shares

Description of any related party or concert party relationship among the above Shareholders:

Among the 4,182,669,289 shares held by HKSCC Nominees Limited, 2,626,240,000 shares were held by CES Global in the capacity of beneficial owner. CES Finance was 100% held by CEA Holding; CES Global was 100% held by CES Finance. Therefore, CES Global was 100% indirectly held by CEA Holding. The Company is not aware of any related party or concert party relationship among other Shareholders of shares without trading moratorium.

THE 10 LARGEST REGISTERED SHAREHOLDERS OF SHARES WITH TRADING MORATORIUM AND THEIR RESPECTIVE SHAREHOLDINGS					
			Details of listing availability		
No.	Name of Shareholders	Shareholding of shares with trading moratorium	Date available for listing	Additional number of shares available for listing	Trading moratorium condition
1	CEA Holding	241,547,927	17 April 2016	241,547,927	Non-listed, locked-up for 36 months
2	CES Finance	457,317,073	17 April 2016	457,317,073	Non-listed, locked-up for 36 months
3	CES Global	698,865,000	22 June 2016	698,865,000	Non-listed, locked-up for 36 months

Description of any related party or concert party relationship among the above Shareholders: CES Finance was 100% held by CEA Holding; CES Global was 100% held by CES Finance, CES Global was 100% indirectly held by CEA Holding.

On 17 April 2013, the Company issued 241,547,927 and 457,317,073 A shares of the Company to CEA Holding and CES Finance respectively, on a non-public basis. CEA Holding and CES Finance undertook that they shall not transfer the A shares of the Company purchased under the aforesaid issuance within 36 months from the date of completion of the issuance of A shares. As at the date of this report, both CEA Holding and CES Finance are in strict compliance with the aforesaid undertaking. On 18 April 2016, the shares with trading moratorium held by CEA Holding and CES Finance will be available for trading.

Controlling Shareholder and De Facto Controller

There has been no change in the Company's controlling Shareholder or de facto controller in the year.

CEA Holding is the controlling Shareholder of the Company and its legal representative is Mr. Liu Shaoyong. It was established in August 2002. CEA Holding's scope of business includes the management of all state-owned assets and state-owned equity of its group and its investment enterprises which are formed by state investment. CEA Holding, headquarter based in Shanghai, is one of the three largest core state-owned aviation transportation groups as central enterprises under the State-owned Assets Supervision and Administration Commission ("SASAC") of the State Council of the PRC. Since 2009, CEA Holding has earned profit consecutively. It proactively adapted to the new changes in both domestic and overseas markets and followed the development trend of aviation transportation industry. With "being outstanding and strengthened by scientific development" as the subject and "reformation, innovation, transformation and development" as the main direction, CEA Holding innovated and transformed its business model to facilitate the synergetic development of aviation transportation industry and related industries and to support the Company to become a competitive world class aviation transportation enterprise. As at 31 December 2015, no share of the Company held by CEA Holding was pledged.

The de facto controller of the Company is SASAC of the State Council.


SASAC of the State Council
100%
China Eastern Air Holding Company
38.61%
(A shares)
100%
CES Finance Holding Co., Ltd.
3.48%
(A shares)
100%
100%
CES Global Holdings (Hong Kong) Limited
19.99%
(H shares)
China Eastern Airlines Corporation Limited
direct shareholding
indirect shareholding

Purchase, Sale or Redemption of Securities

During the financial year of 2015, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities ("Securities", having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

Significant Differences between the Corporate Governance Practices of the Company's Home Jurisdiction and the Corporate Governance Practices required to be followed by U.S. Companies Under the New York Stock Exchange's Listing Standards

As a company incorporated in the PRC and listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the NYSE, the Company is subject to not only applicable PRC laws and regulations, including the PRC Company Law, the PRC Securities Law, the Corporate Governance Standards for Listed Companies and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (the "Independent Director Guidance"), but also Hong Kong laws and regulations, including the Listing Rules, the Companies Ordinance and the SFO, as well as applicable U.S. federal securities laws and regulations, including the U.S. Securities Exchange Act of 1934, as amended, and the Sarbanes-Oxley Act of 2002. Based on NYSE's listing standards, the NYSE imposes a series of corporate governance standards for companies listed on the NYSE. However, the NYSE permits foreign private issuers to follow their respective "home country" practices and grants waivers for compliance with certain corporate governance standards. One of the conditions for such waiver is for the foreign private issuer to disclose in its annual report how the corporate governance practices in its "home country" differ from those required of U.S. companies under the NYSE's listing standards.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the following is a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards:

Section 303A.01 of the NYSE Listed Company Manual provides that the Board of the listed companies must have a majority of independent Directors. As a company listed in the PRC, the Company is subject to the requirement under the Independent Director Guidance that at least one-third of the Board be independent as determined thereunder. As a company listed in Hong Kong, the Company is also subject to the requirement under the Listing Rules that at least three members of the Board shall be independent, and at least one of whom must have appropriate professional qualifications or accounting or related financial management expertise. The Company currently has four independent non-executive Directors out of a total of ten Directors. The standards for establishing independence set forth under either the Independent Director Guidance or the Listing Rules differ from those set forth in the NYSE Listed Company Manual.

Section 303A.03 of the NYSE Listed Company Manual provides that listed companies must schedule regular executive sessions in which non-management directors meet without management participation. The Company is not required under the applicable PRC law to hold such executive sessions.

Section 303A.04 of the NYSE Listed Company Manual provides that listed companies must have a nominating/corporate governance committee composed entirely of independent directors. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the nomination committee must be independent directors. Section 303A.04 of the NYSE Listed Company Manual also provides that the nominating/corporate governance committee of a listed company must have a written charter that addresses (i) the committee's purpose and responsibilities; and (ii) an annual performance evaluation of the committee. Listed companies must also post the committee charter on their company website and provide the website address in their annual report. The establishment of the Nomination Committee was considered and resolved and its charter was passed at the third regular meeting of the fifth session of the Board held on 28 April 2009. The merging of the Nomination Committee and the Remuneration and Appraisal Committee into the Nominations and Remuneration Committee was agreed at the 36th ordinary meeting of the fifth session of the Board held on 19 March 2010 and the "Working Rules of the Nominations and Remuneration Committee" was passed. The Nominations and Remuneration Committee consists of three members, two of which are independent non-executive Directors of the Company. The "Working Rules of the Nominations and Remuneration Committee" is published on the Company's website.

Section 303A.05 of the NYSE Listed Company Manual provides that listed companies must have a compensation committee composed entirely of independent directors. In addition, compensation committee members must satisfy the independence requirements specific to compensation committee membership set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the remuneration committee must be independent directors. As above, the Nominations and Remuneration Committee of the Company is composed of two independent non-executive Directors and one Director.

Sections 303A.06 and 303A.07 of the NYSE Listed Company Manual provides that listed companies must have an audit committee composed entirely of independent directors. In addition, audit committee members must satisfy the independence requirements set forth in Section 303A.02(a)(ii). The factors to be considered for independence include whether the committee member receives any consulting, advisory or other compensatory fees from the company and whether such director is affiliated with the listed company or its subsidiary. Under the PRC laws and the applicable listing rules in the PRC, a majority of the members of the audit committee must be independent directors. As above, the Audit and Risk Management Committee of the Company is composed of two independent non-executive Directors and one non-executive Director, who also satisfies the requirements of Section 303A.06 of the NYSE Listed Company Manual.

Section 303A.10 of the NYSE Listed Company Manual provides that listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees. As required under the Sarbanes-Oxley Act of 2002, the Company has adopted a code of ethics that is applicable to the Company's Directors, Supervisors, President, Chief Financial Officer and other members of senior management.

Pre-emptive Rights

Under the Articles of Association and the PRC laws, no pre-emptive right exists, which requires the Company to offer new shares to its existing Shareholders on a pro rata basis.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2015 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08(1)(a) of the Listing Rules.

Shareholdings of Directors, Supervisors and Senior Management

Names, relevant information of and shares held by the Directors, the Supervisors and members of senior management of the Company as at 31 December 2015 are as follows:

Name	Position	Age	Effective date and expiry date of appointment		Number of listed A shares of the Company held – personal interest (shares)	Capacity in which the A shares were held
Liu Shaoyong	Chairman	57	26 June 2013	30 June 2016	0	–
Ma Xulun	Vice Chairman, President	51	26 June 2013	30 June 2016	0	–
Xu Zhao	Director	47	26 June 2013	30 June 2016	0	–
Gu Jiadan	Director	59	26 June 2013	30 June 2016	0	–
Li Yangmin	Director, Vice President	52	26 June 2013	30 June 2016	3,960 _(Note 1)_	Beneficial Owner
Tang Bing	Director, Vice President	49	26 June 2013	30 June 2016	0	–
Tian Liuwen	Vice President Director, Vice President	56	26 June 2013 16 June 2015	16 June 2015 30 June 2016	0	–
Ji Weidong	Independent Non-executive Director	58	26 June 2013	30 June 2016	0	–
Li Ruoshan	Independent Non-executive Director	67	26 June 2013	30 June 2016	0	–
Ma Weihua	Independent Non-executive Director	67	29 October 2013	30 June 2016	0	–
Shao Ruiqing	Independent non-executive Director	58	16 June 2015	30 June 2016	0	–
Yu Faming	Chairman of the Supervisory Committee	61	26 June 2013	30 June 2016	0	–
Xi Sheng	Supervisor	53	26 June 2013	30 June 2016	0	–
Ba Shengji	Supervisor	58	26 June 2013	30 June 2016	0	–
Feng Jinxiong	Supervisor	53	26 June 2013	30 June 2016	0	–
Xu Haihua	Supervisor	54	16 June 2015	30 June 2016	0	–
Wu Yongliang	Vice President, Chief Financial Officer	52	26 June 2013	30 June 2016	3,696 _(Note 2)_	Beneficial Owner

Name	Position	Age	Effective date and expiry date of appointment		Number of listed A shares of the Company held – personal interest (shares)	Capacity in which the A shares were held
Feng Liang	Vice President	51	27 August 2013	30 June 2016	0	–
Sun Youwen	Vice President	55	24 March 2014	30 June 2016	62,731 (Note 3)	Beneficial Owner
Wang Jian	Board Secretary	42	26 June 2013	30 June 2016	0	–
Sandy Ke-Yaw Liu	Independent non-executive Director	67	26 June 2013	16 June 2015	0	–
Yan Taisheng	Supervisor	62	26 June 2013	16 June 2015	0	–
Total	–	–	–	–	70,387	–

Note 1:   representing approximately 0.000030% of the Company's total issued shares as at 31 December 2015.

Note 2:   representing approximately 0.000028% of the Company's total issued shares as at 31 December 2015.

Note 3:   representing approximately 0.000477% of the Company's total issued shares as at 31 December 2015.

H Shares Appreciation Rights

In 2012, the Company implemented H shares appreciation rights scheme for the first time. As authorised at the shareholders' meeting of the Company, the Board authorized and confirmed the date of grant for the first scheme was 30 November 2012 and the granting price was HK$2.67. The H share appreciation rights granted under this scheme shall be valid for a period of 5 years from the date of grant. The lock-up period of the share appreciation rights shall be the 24 months from the date of grant, during which no share appreciation right shall be exercised. Subject to the satisfaction of performance appraisal indicators, incentive recipients may exercise their share appreciation rights in equal installments within three years (36 months) after the expiration of the lock-up period (i.e. to be effective for 1/3 annually).

According to the Company's Initial Grant Scheme of the H Shares Appreciation Rights Scheme, in November 2012, the scope of the incentive recipients includes 139 Directors, senior management and key managerial and technical personnel of the Company. As certain exercise assessment indicators for the year 2013, 2014 and 2015 were not satisfied, the H share appreciation rights, which shall be effective from 1 December 2014, 1 December 2015 and 1 December 2016 respectively, for the aforementioned respective three accounting years shall automatically lapse. Hence, the grantee under the "Grant Scheme" shall no longer hold the H share appreciation rights of the Company.

For details of the H shares appreciation rights of the Company, please refer to the announcements and circular of the Company dated 28 August 2012, 20 October 2012, 9 November 2012 and 30 November 2012 published on the website of Hong Kong Stock Exchange.

Report of Directors

Brief biographical details in respect of each of the Directors, Supervisors and members of senior management of the Company are as follows:

Mr. Liu Shaoyong, aged 57, is currently the Chairman of the Company and president of CEA Holding. Mr. Liu joined the civil aviation industry in 1978 and was appointed as vice president of China General Aviation Corporation, deputy director of Shanxi Provincial Civil Aviation Administration of the PRC, general manager of the Shanxi Branch of the Company, and director general of Flight Standard Department of CAAC. Mr. Liu served as President of the Company from December 2000 to October 2002, vice minister of the CAAC from October 2002 to August 2004, president of China Southern Air Holding Company from August 2004 to December 2008, chairman of China Southern Airlines Co., Ltd. from November 2004 to December 2008. In December 2008, Mr. Liu was appointed as president of CEA Holding, and became the Chairman of the Company since February 2009. Mr. Liu is also currently the board member of International Air Transport Association and the board member of Association for Relations Across the Taiwan Straits. Mr. Liu graduated from the China Civil Aviation Flight College and obtained an Executive Master of Business Administration degree from Tsinghua University. Mr. Liu holds the title of commanding pilot.

Mr. Ma Xulun, aged 51, is currently the vice chairman, president and deputy party secretary of the Company, and party secretary of CEA Holding. Mr. Ma was previously vice president of China Commodities Storing and Transportation Corporation, deputy director general of the Finance Department of the CAAC and vice president of Air China International Corporation Limited. In 2002, after the restructuring of civil aviation industry he was appointed as vice president of general affairs of Air China International Corporation Limited. Mr. Ma served as president and deputy party secretary of Air China International Corporation Limited from September 2004 to January 2007. Mr. Ma became a party member of China National Aviation Holding Company from December 2004 to December 2008, and deputy general manager of China National Aviation Holding Company from January 2007 to December 2008. In December 2008, Mr. Ma was appointed as president and deputy party secretary of the Company and deputy party secretary of CEA Holding. Since February 2009, Mr. Ma has become a Director of the Company. Mr. Ma served as party secretary of CEA Holding and vice chairman of the Company with effect from November 2011. Mr. Ma is also currently the deputy director-general of Association of Shanghai Listed Companies. Mr. Ma graduated from Shanxi University of Finance and Economics and Huazhong University of Science and Technology. Mr. Ma holds a master's degree and is a PRC certified accountant.

Mr. Xu Zhao, aged 47, is currently a Director of the Company, and the chief accountant of CEA Holding. Mr. Xu served as engineer and accountant of Dongfeng Motor Group Company Limited, manager of the finance department of Shanghai Yanhua High Technology Limited Company, and chief financial officer of Shaanxi Heavy Duty Automobile Co., Limited. Since November 2006, Mr. Xu has served as the chief accountant of CEA Holding. He was a Supervisor of the Company from June 2007 to November 2011. He has served as a Director of the Company since June 2012. Mr. Xu graduated from Chongqing University, majoring in moulding, and The Chinese University of Hong Kong, majoring in accounting, and holds a master's degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the PRC.

Mr. Gu Jiadan, aged 59, is currently a Director of the Company, and vice president and a party member of CEA Holding. Mr. Gu was the assistant to president, and the general manager of the commerce department and the party secretary of Shanghai Airlines Co., Ltd (上海航空股份有限公司). From May 2005 to August 2009, he was a party member and vice president of Shanghai Airlines Co., Ltd. From August 2009 to January 2010, he was the acting president of Shanghai Airlines Co., Ltd. From January 2010 to July 2011, he was vice president and a party member of CEA Holding and the party secretary of Shanghai Airlines. Since July 2011, Mr. Gu has served as the vice president and a party member of CEA Holding. He was appointed as a Director of the Company with effect from June 2012. Mr. Gu holds a master's degree and is a senior economist.

Mr. Li Yangmin, aged 52, is currently a Director, party secretary and vice president of the Company, and a party member of CEA Holding. Mr. Li joined the civil aviation industry in 1985. He was previously deputy general manager of the aircraft maintenance base and the manager of air route department (航線部) of Northwest Company (西北航空公司), general manager of the aircraft maintenance base of China Eastern Air Northwest Branch Company and vice president of China Eastern Air Northwest Branch Company. Since October 2005, he has also been a vice president of the Company. He served as Safety Director of the Company from July 2010 to December 2012. He has become a party member of CEA Holding since May 2011. He was appointed the party secretary and Director of the Company with effect from June 2011. He served as the chairman of China Cargo Airlines Co., Ltd. from February 2012 to January 2013. Mr. Li also served as a director of Travelsky Technology Limited. Mr. Li graduated from the Civil Aviation University of China and Northwestern Polytechnical University with master's degrees and obtained an Executive Master of Business Administration degree from Fudan University. He is also a qualified professor-level senior engineer.

Mr. Tang Bing, aged 49, is currently a Director, vice president of the Company, and party member of CEA Holding. Mr. Tang joined the civil aviation industry in 1993. He served as vice executive president (general manager in China Office) of 珠海摩天宇發動機維修有限公司 (MTU Maintenance Zhuhai Co., Ltd.), office director of China Southern Airlines Holding Company and president of 重慶航空有限公司 (Chongqing Airlines Company Limited). From December 2007 to May 2009, he served as chief engineer and general manager of the Aircraft Engineering Department of China Southern Airlines Company Limited. From May 2009 to December 2009, he was appointed as president of the Beijing Branch of the Company and was the president of Shanghai Airlines from January 2010 to December 2011. He served as the chairman of Shanghai Airlines since January 2012 and a Vice President of the Company since February 2010, and was appointed a party member of CEA Holding in May 2011 and a Director of the Company in June 2012. Mr. Tang graduated from Nanjing University of Aeronautics and Astronautics majoring in electrical technology. He obtained a Master of Business Administration degree from the Administration Institute of Sun Yat-sen University, an Executive Master of Business Administration degree from the School of Economics and Management of Tsinghua University and a doctoral degree in national economics from the Graduate School of Chinese Academy of Social Sciences. He is also a qualified senior engineer.

Mr. Tian Liuwen, aged 56, is currently a Director, vice president of the Company and a party member of CEA Holding. Mr. Tian served as manager of the Beijing Sales Department under the Marketing and Sales Division of China General Aviation Corporation. He was also the head of the general manager office and chairman of the labour union and deputy general manager of the Shanxi Branch of the Company. From June 2002 to January 2008, he was the vice president and subsequently president of the Hebei Branch of the Company. From April 2005 to January 2008, he was the president of the Beijing Base of the Company. He served as general manager of China Eastern Airlines Jiangsu Co., from January 2008 to December 2011. Since December 2011, he has been the vice president of the Company. From December 2011 to June 2013, he was the president of Shanghai Airlines. Since June 2014, he has been a party member of CEA Holding. Since June 2015, he has been a Director of the Company. He obtained an Executive Master of Business Administration degree from Nanjing University and is qualified as senior economist.

Mr. Ji Weidong, aged 58, is currently an independent non-executive Director of the Company. Mr. Ji was an associate professor and professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and chair professor of Koguan Law School of Shanghai Jiao Tong University. In addition, he is currently an honorary professor at Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University. Mr. Ji completed his master's and doctoral degrees in law at the Graduate School of Kyoto University, Japan and obtained his doctoral degree from Kyoto University, Japan. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School.

Mr. Li Ruoshan, aged 67, is currently an independent non-executive Director of the Company. Mr. Li was a deputy dean of the School of Economics and a deputy director of the Accounting Department of the School of Economics of Xiamen University; and a deputy dean of the School of Management, director of the Accounting Department, and director of the Finance Department of Fudan University. Mr. Li is currently a professor and PhD supervisor of the Accounting Department of the School of Management of Fudan University. He is also the deputy director of the Members' Rights Protection Commission of the Chinese Institute of Certified Public Accountants, the vice president of the Shanghai Accounting Society and Shanghai Auditing Society, a member of the Consultant Professional Committee for Listed Companies of the Shanghai Stock Exchange and a consultant professional of the Committee for Accounting Standards of the Ministry of Finance. In 2010, Mr. Li was awarded the "The Best 10 Independent Directors in China" by the Shanghai Stock Exchange. Mr. Li graduated from Xiamen University, majoring in accounting and obtained the first doctoral degree in auditing in China. He further studied abroad in Belgium and the Massachusetts Institute of Technology in the United States.

Mr. Ma Weihua, aged 67, is currently an independent non-executive Director of the Company. Mr. Ma is currently a member of the Twelfth National Committee of the Chinese People's Political Consultative Conference, the director-general of Council of National Fund for Technology Transfer and Commercialization, a member of the Standing Council of China Society for Finance and Banking. Mr. Ma is currently an independent director of China World Trade Center Co., Ltd. and Guotai Junan Securities Co., Ltd. and the Chairman of the Board of Supervisors of Taikang Life Insurance Co., Ltd. Mr. Ma served as an executive director, president and chief executive officer of China Merchants Bank Co., Ltd, the chairman of Wing Lung Bank Limited in Hong Kong, the chairman of CIGNA & CMC Life Insurance Company Limited and the chairman of China Merchants Fund Management Co., Ltd. Mr. Ma obtained a doctorate degree in economics and is an adjunct professor at several higher educational institutions including Peking University and Tsinghua University.

Mr. Shao Ruiqing, aged 58, currently serves as an independent non-executive director of the Company. Mr. Shao currently serves as a professor in accounting and a mentor to doctoral students at the Shanghai Lixin University of Commerce. He served as the deputy dean and dean of the School of Economics and Management of Shanghai Maritime University, the deputy dean of Shanghai Lixin University of Commerce. and the independent Director of China Shipping Haisheng Co.,Ltd., Shenzhen Guangju Energy Co., Ltd., Jianmin Pharmaceutical Groups Co., Ltd. and SAIC Motor Corp Ltd. Mr. Shao served as an independent non-executive Director of China Eastern Airlines Corporation Limited from June 2010 to April 2014. Mr. Shao was awarded the special allowance by the State Council of the PRC in 1995. He is currently a consultative committee member of the Ministry of Transport, as an expert in finance and accounting. Mr. Shao graduated from Shanghai Maritime University, Shanghai University of Finance and Economics and Tongji University with a bachelor's degree in economics, and master's and doctoral degrees in management. Mr. Shao has spent two and a half years studying and being senior visiting scholar in the U.K. and Australia.

Mr. Yu Faming, aged 61, is currently the chairman of the Supervisory Committee of the Company, and a party member of CEA Holding. Mr. Yu served as deputy head of the Survey and Research Department of the Policy Research Office of the Ministry of Labour and Human Resources of the PRC, head of the Integration Division of the Department of Policy and Regulation of the Ministry of Labour and Human Resources of the PRC, deputy head of the Labour Science Research Institute of the Ministry of Labour of the PRC, deputy head and head of the Labour Science Research Institute of the Ministry of Labour and Social Security of the PRC and head of the Training and Employment Department of the Ministry of Labour and Social Security of the PRC. From June 2008 to May 2011, he served as head of the Employment Department of the Ministry of Human Resources and Social Security of the PRC. From May 2011 to July 2015, he has been a party member and head of party disciplinary inspection group of CEA Holding. He has been a party member of CEA Holding since July 2015. Since June 2011, he has served as the chairman of the Supervisory Committee of the Company. Mr. Yu graduated from Shandong University majoring in philosophy. He holds the title of associate research fellow.

Mr. Xi Sheng, aged 53, is currently a Supervisor of the Company and chief auditor of CEA Holding. Mr. Xi served as the deputy head of the foreign affairs department II of the foreign funds utilization and application audit department and the head of the liaison and reception office of the foreign affairs department of the National Audit Office of the PRC and the deputy head of the PRC Audit Institute (中國審計事務所). He was also the head of the fixed assets investment audit department of the National Audit Office of the PRC, and the party secretary and a special commissioner of the Harbin office of the National Audit Office of the PRC. He served as the head of the personnel and education department of the National Audit Office of the PRC from January 2007 to September 2009. He was the head of the audit department of CEA Holding from September 2009 to November 2012. Mr. Xi has served as the chief auditor of CEA Holding since September 2009. Since June 2012, he has been a supervisor of the Company. Mr. Xi is also the council member of China Institute of Internal Audit, a member of International Institute of Internal Auditors, a committee member of international relations committee of the institute and committee of executive committee of 亞洲內審組織 (Asia Internal Audit Organisation). Mr. Xi graduated from Jiangxi University of Finance and Economics with undergraduate education background. He is a senior auditor, a Chinese Certified Public Accountant (CPA) and an International Certified Internal Auditor (CIA).

Mr. Ba Shengji, aged 58, is currently a Supervisor of the Company and the chairman of the labour union of CEA Holding. Mr. Ba joined the civil aviation industry in 1978. He served as the section manager and deputy head of the finance department. He was the chief officer of the auditing office of the Company from March 1997 to October 1997, chief officer of the auditing office of CEA Holding from October 1997 to July 2000, head of the audit department of CEA Holding from July 2000 to January 2003, chief officer of disciplinary committee office, head of supervision department and head of audit department of CEA Holding from January 2003 to May 2003. He served as the deputy head of party disciplinary inspection group, chief officer of disciplinary committee office, head of supervision department and head of the audit department of CEA Holding from May 2003 to November 2006. He was the secretary of the disciplinary committee of the Company from November 2006 to November 2009 and the secretary of the disciplinary committee and chairman of the labour union of the Company from November 2009 to November 2011. He served as the deputy secretary of the party committee and secretary of the disciplinary committee of the Company from November 2011 to August 2013. Since June 2013, he has been a supervisor of the Company. He has served as the chairman of the labour union of CEA Holding since August 2013. Mr. Ba graduated from Shanghai Television University.

Mr. Feng Jinxiong, aged 53, is currently a Supervisor and general manager of the Audit Department of the Company and a head of the audit department of CEA Holding. Mr. Feng joined the civil aviation industry in 1982, and served as deputy head and head of the Planning Department of the Company, head of the Finance Department and deputy chief accountant of CEA Holding, manager of the Human Resources Department of the Company, vice president of CES Finance, and deputy general manager of the Shanghai Security Department of the Company. He also served as president of the China Eastern Airlines Wuhan Co., Ltd. from 2007 to 2009. Since February 2009, he has been general manager of the Audit Department of the Company. He has been a Supervisor of the Company since March 2009. He has been the head of the audit department of CEA Holding from May 2014. Mr. Feng graduated from the Civil Aviation University of China and the Graduate School of the Chinese Academy of Social Sciences, holding a master's degree.

Mr. Xu Haihua, aged 54, is currently a supervisor, vice chairman of the labour union and head of the general office of the labour union of the Company. Mr. Xu joined the civil aviation industry in 1982. He served as the deputy secretary of the Party committee and secretary of the disciplinary committee of China Eastern Air Catering Investment Co., Ltd. from April 2005 to March 2010. He served as the deputy secretary of the Party committee, secretary of the disciplinary committee and chairman of the labour union of Eastern Tourism from April 2010 to September 2012. He has been the head of the general office of the labour union of the Company from October 2012 to August 2014. He has been the vice chairman of the labour union of the Company and the Director of the General Office of the labour union since September 2014. He has been a supervisor of the Company since June 2015. Mr. Xu graduated from Macau International Public University majoring in business administration and obtained postgraduate qualification.

Mr. Wu Yongliang, aged 52, is currently a vice president and chief financial officer of the Company. Mr. Wu joined the civil aviation industry in 1984 and served as deputy head and subsequently head of the Finance Department of the Company, head of Planning and Finance Department of the Company and head of the Finance Department of CEA Holding. From 2001 to March 2009, he served as deputy chief accountant and head of the Finance Department of CEA Holding. From April 2009 onwards, he has served as chief financial officer of the Company. He has been a vice president and chief financial officer of the Company since December 2011. Mr. Wu graduated from the Faculty of Economic Management of Civil Aviation University of China, majoring in planning and finance. He also graduated from Fudan University, majoring in business administration. Mr. Wu was awarded the postgraduate qualification and is a certified accountant.

Mr. Feng Liang, aged 51, is currently a vice president and the chief engineer of the Company. Mr. Feng joined the civil aviation industry in 1986 and worked in the aircraft maintenance base routes department of the Company. From 1999 to 2006, he used to serve as the head of the aircraft maintenance base engineering technology department, chief engineer of the base and general manager of the base. He also served as the general manager of 東航工程技術公司 (China Eastern Air Engineering & Technique) after it was established in September 2006. He has served as the chief engineer of the Company since August 2010, the chief security officer of the Company from December 2012 to December 2014 and the vice president of the Company since August 2013. Mr. Feng graduated from Civil Aviation University of China, majored in aircraft electrical equipment maintenance and obtained an MBA degree from Shanghai Jiao Tong University.

Mr. Sun Youwen, aged 55, is currently the vice president of the Company. Mr. Sun joined the civil aviation industry in 1980, and served as a squadron leader and the leader of the Shanghai flight division. He served as the vice president of Eastern Jiangsu from April 2007 to November 2009 and the general manager of the Shanghai flight division of the Company from December 2009 to April 2012. He was appointed as the chief pilot of the Company and the general manager of the Shanghai flight division of the Company from April 2012 to March 2014 and has served as the vice president and chief pilot of the Company from March 2014 to July 2014. He has been a vice president of the Company since July 2014. Mr. Sun graduated from the Flight College of Civil Aviation Flight University of China (中國民用航空飛行學院), majored in aircraft driving and obtained an Executive Master of Business Administration degree from the Institute of Management of Fudan University.

Report of Directors

Mr. Wang Jian, aged 42, is currently the Board secretary and the Head of the Board secretariat of the Company. Mr. Wang joined the Company in 1995 and served as deputy head of the Company's office and deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. He served as the head of the Board secretariat of the Company and a representative of the Company's Securities affairs from May 2009 to April 2012. He was appointed as the Board secretary and the head of the Board secretariat of the Company in April 2012. Mr. Wang graduated from Shanghai Jiao Tong University and has an Master of Business Administration postgraduate degree from East China University of Science and Technology and an Executive Master of Business Administration degree from Tsinghua University as well as a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

Mr. Sandy Ke-Yaw Liu, aged 67, was an independent non-executive Director of the Company during the Reporting Period. He joined the civil aviation industry in Taiwan in 1969 and served in 台灣中華航空公司 (China Airlines) in various capacities, including director of corporate planning, director of marketing planning in its Corporate Office in Taiwan, vice president for marketing and sales and vice president for commerce, and president in the Corporate Office. In addition, Mr. Liu served as a director of 台灣華信航空(Taiwan Mandarin Airlines), 台灣遠東航空(Taiwan Far Eastern Air Transport), 台灣華膳空廚(Taiwan China Pacific Catering Service) and 台灣桃園航勤服務公司 (Taiwan Taoyuan International Airport Service Company), as well as chairman of 台灣華儲物流公司(Taiwan Air Cargo Terminal). He served as the chief operating officer for the Asia region of 美國Expeditors國際物流公司(America Expeditors International Logistics Company). Mr. Liu graduated from Taiwan Shih Hsin University and attended advanced study programmes at Stanford University in 1990 and 1993.

Mr. Yan Taisheng, aged 62, was a Supervisor of the Company during the Reporting Period. Mr. Yan joined the civil aviation industry in 1973, and served as chief of the Board secretariat of the general office of the Company, general manager of 上海民航東大實業公司(Shanghai Civil Aviation Dong Da Industry Company) and deputy head and head of the general office of the labour union of the Company. He was the vice chairman of the labour union of the Company from 2005 to May 2014, and retired on 1 June 2014. Mr. Yan graduated from East China Normal University.

Changes in the Members of the Board and Management Personnel

On 16 June 2015, Mr. Tian Liuwen was elected as a Director of the Group and Mr. Shao Ruiqing was elected as an independent non-executive Director of the Group at the 2014 annual general meeting of the Group. Mr. Sandy Ke-Yaw Liu ceased to be the Company's independent non-executive Director due to expiry of his six-year term of office.

Mr. Xu Haihua was elected as a supervisor of the Group at the second joint meeting of team leaders in 2015 of the sixth session of the employee's representatives conference of the Group. Mr. Yan Taisheng ceased to be the Group's supervisor due to retirement.

Cessation

Name	Date of Cessation	Reason for Change	Position
Sandy Ke-Yaw Liu	16 June 2015	Expiry of term of office	Vice President
Yan Taisheng	16 June 2015	Retirement	Independent non-executive Director

Appointment

Name	Date of Appointment	Reason for Change	Position
Tian Liuwen	16 June 2015	Elected at the 2014 annual general meeting	Director
Shao Ruiqing	16 June 2015	Elected at the 2014 annual general meeting	Independent non-executive Director
Xu Haihua	16 June 2015	Elected at the second joint meeting of team leaders in 2015 of the sixth session of the employee's representatives conference	Supervisor

Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Mr. Xu Zhao, a Director of the Company, has served as a director of Shanghai Changlian Logistics Company Limited since July 2015.

Mr. Li Yangmin, a Director of the Company, has ceased to be an executive director of China Eastern Airlines Technology Application Research Center Co., Ltd. (a subsidiary of the Company) since September 2015. He has served as a director of TravelSky Technology Limited (a company listed on the Hong Kong Stock Exchange) since December 2015.

Mr. Li Ruoshan, an Independent non-executive Director of the Company, has served as a director of Jiangsu Zhongnan Construction Group Co., Ltd. (a company listed on the Shenzhen Stock Exchange) since May 2015.

Mr. Ma Weihua, an Independent non-executive Director of the Company, has ceased to be an independent non-executive director of China Petroleum & Chemical Corporation (a company listed on the Shanghai Stock Exchange) since May 2015. He has served as an independent non-executive director of Legend Holdings Corporation since March 2015. He has served as the chief supervisor of Taikang Life Insurance Co., Ltd. since September 2015.

Mr. Feng Jingxiong, a Supervisor of the Company, has ceased to be a supervisor of Beijing Tongtou Properties Company Limited since June 2015. He has served as the chairman of the supervisory committee of CES Media since April 2015.

Shareholdings of Chief Executive, Supervisors and Senior Management

Save as disclosed above, as at 31 December 2015, none of the Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO (including any interest or short position which any of such Directors, chief executive, Supervisors or members of senior management of the Company and their respective associates were taken or deemed to have under such provisions of the SFO), or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code (which shall be deemed to apply to the Supervisors to the same extent as it applied to the Directors).

In 2015 and as at 31 December 2015, none of the Directors, chief executive, Supervisors, members of senior management of the Company and/or any of their spouses or children under the age of eighteen were granted any right, and the Company had not made any arrangement enabling any of them, to subscribe for equity securities or debt securities of the Company.

As at the date of this report, Mr. Liu Shaoyong (the Chairman of the Company), Mr. Xu Zhao and Mr. Gu Jiadan (Directors), Mr. Yu Faming (the chairman of the Supervisory Committee of the Company), Mr. Xi Sheng and Mr. Ba Shengji (Supervisors) are employees of CEA Holding, which is a company having an interest in the Company's shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Service Contracts of Directors and Supervisors

None of the Directors or Supervisors has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Interests of Directors and Supervisors in Contracts

None of the Directors or Supervisors or entities connected with any Director or Supervisor had a material interest, directly or indirectly, in any transaction, arrangement or contract of significance to which the Company or any of its subsidiaries was a party during the Reporting Period (the term 'contract of significance' having the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules).

Remuneration

Directors and supervisors

Details of the remuneration of Directors and Supervisors are set out in note 9 to the financial statements prepared in accordance with IFRS.

H shares appreciation rights scheme

Details of the grant of the H shares appreciation rights of the Company are set out in the section headed "Report of Directors – H Shares Appreciation Rights" of this report.

Major Suppliers and Customers

In 2015, purchases by the Group from the largest and five largest suppliers accounted for 15.66% and 26.70%, respectively, of the total annual purchases of the Group. Total income from sales to the Group's five largest customers amounted to approximately RMB6,991 million, accounting for 7.45% of the Group's total revenue. None of the Directors, Supervisors or any of their respective associates nor any Shareholders who, to the knowledge of the Directors, hold 5% or more of the Group's share capital has any interest in any of the above mentioned suppliers and customers.

Medical Insurance

The majority of the Group's PRC employees participate in the medical insurance schemes organised by the municipal governments. For those employees who participate in these schemes, the Group has no other obligation for the payment of medical expense beyond such contributions. For the year ended 31 December 2015, the Group's medical insurance contributions charged to profit or loss amounted to RMB563 million (2014: RMB533 million).

Employees' Retirement Scheme

Details of the Company's employee retirement scheme and post-retirement benefits are set out in note 37 to the financial statements prepared in accordance with IFRS.

Staff Housing Benefits

Details of the Group's staff housing benefits are set out in note 9 to the financial statements prepared in accordance with IFRS.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2015 are set out in note 34 to the financial statements prepared in accordance with IFRS.

Interest Capitalized

Interest capitalized by the Group as calculated in accordance with IFRS for the year ended 31 December 2015 was RMB1,016 million.

Property, Plant and Equipment

Movements in property, plant and equipment of the Company and the Group during the year are set out in note 18 to the financial statements prepared in accordance with IFRS.

Reserves

Details of movements in reserves of the Company and the Group for the year ended 31 December 2015 and profit distribution by the Company are set out in note 42 to the financial statements prepared in accordance with IFRS.

Donations

During the year, the Group made donations for charitable purposes amounting to approximately RMB419,000.

Compliance with the Relevant Laws and Regulations which may Have a Significant Impact on the Company

During the year, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

Permitted Indemnity Provision

The Company has purchased and maintained directors' liability insurance throughout the year, which provides appropriate cover for legal actions brought against the Directors and directors of the subsidiaries of the Group arising from or in connection with the performance of their duties. The level of the coverage is reviewed annually.

Material Litigation

As at 31 December 2015, the Group was not included in any material litigation, arbitration or claim.

Significant Events

1. On 9 February 2015, the Group redeemed the 2014 first tranche of RMB4 billion super short-term commercial paper, which was issued on 14 May 2014. The commercial papers had a maturity of 270 days, nominal value of RMB100 per unit and an interest rate of 4.95% per annum. For details, please refer to the announcement of the Company dated 4 February 2015 issued in Hong Kong.

2.   2015 First tranche of super short-term commercial paper

    (1)   On 12 February 2015, the Group completed the issuance of the 2015 first tranche of super short-term commercial paper in the amount of RMB3 billion, with a maturity of 180 days, nominal value of RMB100 per unit and an interest rate of 4.50% per annum;

    (2)   On 11 August 2015, the Group redeemed the 2015 first tranche of super short-term commercial paper. For details, please refer to the announcements of the Company dated 13 February and 4 August 2015 issued in Hong Kong.

3.   First tranche of the 2012 corporate bonds

    (1)   On 18 March 2015, the Group paid for the accrued interest from 18 March 2014 to 17 March 2015 of the first tranche of the 2012 corporate bonds which was issued on 20 March 2013 and listed on the Shanghai Stock Exchange on 22 April 2013. The first tranche of the corporate bonds are RMB4.8 billion 5.05% 10-year fixed interest rate bonds, with an issue price of RMB100 each;

    (2)   On 18 March 2016, the Group paid for the accrued interest from 18 March 2015 to 17 March 2016 of the first tranche of the 2012 corporate bonds.

For details, please refer to the announcements of the Company dated 10 March 2015 and 11 March 2016 issued in Hong Kong.

4.   2015 second tranche of super short-term commercial paper

    (1)   On 26 March 2015, the Group completed the issuance of the 2015 second tranche of super short-term commercial paper in the amount of RMB3 billion, with a maturity of 180 days and nominal value of RMB100 per unit and an interest rate of 4.50%;

    (2)   On 22 September 2015, the Group redeemed the 2015 second tranche of super short-term commercial paper.

For details, please refer to the announcements of the Company dated 27 March and 15 September 2015 issued in Hong Kong.

5.   Non-public issuance of A shares

    (1)   On 23 April 2015, the Group held the eleventh ordinary meeting of the seventh session of the Board, which considered and passed the relevant resolutions regarding the non-public issuance of A shares and resolved to submit to the general meeting, A shareholders class meeting and H shareholders class meeting for consideration;

    (2)   In June 2015, the Group received the Guo Zi Chan Quan [2015] No. 354 (《國資產權[2015]354號》) from the SASAC, in which it agreed in principle such non-public issuance of A shares of the Company;

    (3)   On 16 June 2015, the Group held the 2014 annual general meeting, the 2015 first A shareholders class meeting and the 2015 first H shareholders class meeting, which considered and passed the relevant resolutions regarding the non-public issuance of A shares. On the same date, the Group held the fifteenth ordinary meeting of the seventh session of the Board. Pursuant to the authority granted at the general meeting, the relevant resolutions regarding adjusting the use of proceeds of non-public issuance of A shares were considered and passed;

    (4)   In July 2015, the Group received the Notice of Acceptance of Application for Administrative Approval (《中國證監會行政許可申請受理通知書》)(No. 151777) from CSRC, accepting the application of the Group for the non-public issuance of A shares;

    (5)   On 9 December 2015, the Public Offering Review Committee of CSRC considered and approved the application relating to the non-public issue of A Shares of the Group at the 203rd working conference;

    (6)   In January 2016, the Group received the "Approval for the Non-Public Issuance of A Shares by China Eastern Airlines Corporation Limited" (Zheng Jian Xu Ke [2016] No. 8) issued by the CSRC, approving the Group to issue not more than 2,329,192,546 A Shares by way of non-public issuance.

For details, please refer to the announcements of the Company dated 23 April 2015, 1 June 2015, 16 June 2015, 2 July 2015, 9 December 2015 and 8 January 2016 issued in Hong Kong.

6. On 5 May 2015, the Group entered into the Aircraft Finance Lease Framework Agreement with CES Lease Company in Shanghai. The Group leased not more than 23 aircraft under finance lease from the wholly-owned subsidiaries which CES Lease Company intended to incorporate in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC. The transaction constitutes a connected transaction of the Company. For details, please refer to the announcement dated 5 May 2015 and the circular dated 26 May 2015 of the Company issued in Hong Kong.

7. 2015 Third tranche of super short-term commercial paper

    (1) On 26 June 2015, the Group completed the issuance of the 2015 third tranche of RMB3 billion super short-term commercial paper at an interest rate of 3.50% per annum, with a maturity of 270 days at a nominal value of RMB100 per unit.

    (2) On 22 March 2016, the Group redeemed the 2015 third tranche of super short-term commercial paper.

For details, please refer to the announcements of the Company dated 26 June 2015 and 15 March 2016 issued in Hong Kong.

8. On 9 July 2015, the Group entered into the aircraft purchase agreement in relation to B737 series aircraft with Boeing Company in Shanghai to purchase fifty B737 series aircraft from Boeing Company. For details, please refer to the announcement of the Company dated 9 July 2015 issued in Hong Kong.

9. Issuance of H shares to Delta Air Lines

    (1) On 27 July 2015, the Group entered into a conditional subscription agreement with Delta Air Lines, pursuant to which Delta Air Lines agreed to subscribe for 465,910,000 shares of the newly issued ordinary H shares of the Company in an amount of HKD3,488,895,000;

    (2) On 1 September 2015, the Group and Delta Air Lines entered into the Marketing Agreement and the Letter of Confirmation on the Subscription Agreement. Pursuant to the Marketing Agreement, both parties will have greater cooperation in terms of code-share, revenue management, schedule coordination, sales cooperation, airport facilities sharing, frequent-flyer program, lounge and system investment as well as staff exchange. Pursuant to the Letter of Confirmation on the Subscription Agreement, as of 1 September 2015, all conditions precedent to the Subscription Agreement have been fulfilled except for those conditions which will be fulfilled on the completion date of share subscription;

    (3) On 9 September 2015, the Group completed the issue of 465,910,000 ordinary H shares with a par value of RMB1 each at an issue price of HK$7.49 per share to Delta Air Lines.

For detail, please refer to the announcements of the Company dated 27 July 2015, 1 September 2015 and 9 September 2015 issued in Hong Kong.

10. On 14 August 2015, the Group entered into an aircraft purchase agreement with Airbus SAS in Shanghai, regarding the purchase of fifteen A330 series aircraft from Airbus SAS. For details, please refer to the announcement of the Company dated 14 August 2015 issued in Hong Kong.

11. On 25 September 2015, the Group completed the issuance of the 2015 fourth tranche of super short-term commercial paper in an amount of RMB2.5 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.30% per annum. For details, please refer to the announcement of the Company dated 28 September 2015 issued in Hong Kong.

12. On 27 October 2015, the Group completed the issuance of the 2015 fifth tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.00% per annum. For details, please refer to the announcement of the Company dated 27 October 2015 issued in Hong Kong.

13. On 20 November 2015, the Group completed the issuance of the 2015 sixth tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 3.10% per annum. For details, please refer to the announcement of the Company dated 20 November 2015 issued in Hong Kong.

14. On 27 November 2015, the Group completed the issuance of the 2015 seventh tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 180 days whereas the nominal value was RMB100 per unit and the interest rate was 3.00% per annum. For details, please refer to the announcement of the Company dated 27 November 2015 issued in Hong Kong.

15. On 11 December 2015, the Company entered into the Airline Service Agreement (the "Agreement") with TravelSky Technology Limited ("TravelSky") in Shanghai for a term commencing from 1 January 2015 to 31 December 2016. Pursuant to the Agreement, TravelSky will provide the Group with inventory control system, computer reservation system, extended reservation services and the related products and services as well as civil aviation and commercial data network services. The Company will pay the services fee by reference to the standards set by the Civil Aviation Administration of China. For details, please refer to the announcement of the Company dated 11 December 2015 issued in Hong Kong.

16. On 28 December 2015, the Group completed the issuance of the 2015 eighth tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.87% per annum. For details, please refer to the announcement of the Company dated 28 December 2015 issued in Hong Kong.

17. On 30 December 2015, the Group completed the issuance of the 2015 ninth tranche of super short-term commercial paper in an amount of RMB1.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.83% per annum. For details, please refer to the announcement of the Company dated 30 December 2015 issued in Hong Kong.

18. In January 2016, after amicable discussions with the relevant financial institutions, the Group repaid a principal amount of US$1 billion under its US dollar-denominated debts with a view to optimizing the Company's debt structure and reducing its exposure to exchange rate fluctuations. The ratio of US dollar-denominated liabilities to the Group's interest-bearing liabilities has been effectively lowered. For details, please refer to the announcement of the Company dated 4 January 2016 issued in Hong Kong.

19. On 18 January 2016, the Group completed the issuance of the 2016 first tranche of super short-term commercial paper in an amount of RMB2.5 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.50% per annum. For details, please refer to the announcement of the Company dated 18 January 2016 issued in Hong Kong.

20. The 2016 second tranche of super short-term commercial paper

    (1) On 20 January 2016, the Group completed the issuance of the 2016 second tranche of super short-term commercial paper in an amount of RMB2.0 billion with a maturity of 90 days whereas the nominal value was RMB100 per unit and the interest rate was 2.50% per annum.

    (2) On 19 April 2016, the Group redeemed the 2016 second tranche of super short-term commercial paper.

For details, please refer to the announcements of the Company dated 21 January 2016 and 11 April 2016 issued in Hong Kong.

21. On 24 March 2016, the Group completed the issuance of the 2016 third tranche of super short-term commercial paper in an amount of RMB3.0 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the interest rate was 2.40% per annum. For details, please refer to the announcement of the Company dated 28 March 2016 issued in Hong Kong.

22. Unconditionally and irrevocably guaranteed RMB3,300,000,000 4.8% guaranteed bonds due 2017

    (1) In March 2014, Eastern Air Overseas issued an aggregate principal amount of RMB2,500,000,000 4.8% guaranteed bonds which will mature on 13 March 2017. In May 2014, Eastern Air Overseas further issued an aggregate principal amount of RMB800,000,000 4.8% guaranteed bonds which were consolidated and form a single series with the Original Bonds and will also mature on 13 March 2017("2017 Bonds"). The 2017 Bonds are irrevocably and unconditionally guaranteed by the Company.

    (2) On 21 March 2016 at 17:00 hours (Hong Kong time), Eastern Air Overseas commenced an offer to repurchase for cash any and all of the 2017 Bonds and to the consent solicitation to solicit consents from the holders of the 2017 Bonds.

For details, please refer to the announcement of the Company dated 18 March 2016 issued in Hong Kong.

Connected Transactions

1. On 5 May 2015, the Company entered into the Aircraft Finance Lease Framework Agreement with CES Lease Company in Shanghai. The Company leased not more than 23 aircraft under finance lease from the wholly-owned subsidiaries which CES Lease Company intended to incorporate in the China (Shanghai) Pilot Free Trade Zone or the Tianjin Dongjiang Bonded Zone of the PRC. The basic price of the 23 aircraft amounted to approximately US$3.064 billion (equivalent to approximately RMB18.782 billion). By utilising a finance lease structure in the PRC domestic bonded zone with CES Lease Company to introduce not more than 23 aircraft, CES Lease Company can provide value added tax invoices for the interest payments under the Aircraft Finance Lease to the Company, and therefore, the Company can use it to deduct value added tax. Moreover, the handling fee charged by CES Lease Company under the Aircraft Finance Lease is far less than the deductible value added tax in respect of the interest payments, thereby reducing the Company's aggregate financing costs in introducing not more than 23 aircraft. The transaction constitutes a connected and disclosable transaction of the Company. CES Lease Company is directly held as to: (i) 50% by CEA Holding; (ii) 35% by CES Global (an indirect wholly-owned subsidiary of CEA Holding); and (iii) 15% by 包頭盈德氣體有限公司 (Baotou Yingde Gases Co., Ltd.) (an independent third party, the sole shareholder of which is Yingde Gases Group Company Limited, a company listed on the Stock Exchange)). For details, please refer to the announcement of the Company issued in Hong Kong on 5 May 2015 and 26 May 2015 respectively.

2. On 11 December 2015, the Company entered into the Airline Service Agreement (the"Agreement") with TravelSky Technology Limited ("TravelSky") in Shanghai for a term commencing from 1 January 2015 to 31 December 2016. Pursuant to the Agreement, TravelSky will provide the Group with inventory control system, computer reservation system, extended reservation services and the related products and services as well as civil aviation and commercial data network services. The Company will pay the services fee by reference to the standards set by the Civil Aviation Administration of China. The annual caps for the daily connected transactions with Travelsky of the Company in 2015 and 2016 were estimated to be RMB650 million and RMB730 million. Given that Mr. Li Yangmin, a Director and vice president of the Company is a director of Travelsky, Travelsky will become the Company's related party pursuant to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange. This transaction constitutes a daily connected transaction under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange. For details, please refer to the announcement of the Company dated 11 December 2015 issued in Hong Kong.

Continuing Connected Transactions

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2015, are set out as follows:

		Unit: RMB thousand
Category	**Actual amount incurred up to 31 December 2015**	**The approved 2015 estimated transaction caps**
Financial services (balance)		
– balance of deposit	729,128	6,500,000
– balance of loans	–	6,500,000
Catering supply services	1,127,194	1,230,000
Import and export agency services	119,288	135,000
Production and maintenance services	109,626	173,200
Property leasing	52,000	125,000
Property management and green conservation services	51,669	70,000
Advertising agency services	23,754	60,000
Hotel accommodation services	39,099	46,500
Civil aviation information network services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	454,054	650,000

Note: On 15 August 2014, Shanghai Airlines Tours, a subsidiary of the Company, entered into the equity transfer agreement with Eastern Tourism, pursuant to which, Shanghai Airlines Tours agreed to acquire 72.84% equity interest in Shanghai Dongmei held by Eastern Tourism at a consideration of RMB32,147,700. This acquisition has been completed and Shanghai Dongmei has become a subsidiary of the Group with its consolidated financial information consolidated into the Group's financial statements. Upon the completion of the acquisition, the provision of sales agency services to the Group by Shanghai Dongmei no longer constitutes daily connected transactions of the Company.

For details regarding the existing continuing connected transactions, please refer to the Company's 2013 annual report.

The Company's independent non-executive Directors have reviewed such continuing connected transactions during the year 2015 and confirmed that:

(a)   the transactions have been entered into by the Group in its ordinary and usual course of its business;

(b)   the transactions have been entered into either (i) on normal commercial terms or (ii) (where there are not sufficient comparable transactions to judge whether they are on normal commercial terms) on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(c)   the transactions have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

For the purpose of Rule 14A.56 of the Listing Rules, Ernst & Young, the auditors of the Company have carried out procedures on the above connected transactions disclosed herein for the year ended 31 December 2015 in accordance with the Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagement Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. Ernst & Young have issued their unqualified letter containing their findings and conclusions in respect of the continuing connected transactions disclosed above by the Group in accordance with Rule 14A.56 of the Listing Rules. A copy of the auditors' letter has been provided by the Company to the Hong Kong Stock Exchange.

In respect of each related party transaction disclosed in note 47 to the financial statements prepared in accordance with IFRS, the Company confirms that it has complied with the relevant requirements under the Listing Rules (if applicable). Save as disclosed above, the related party transactions set out in note 47 to the financial statements prepared in accordance with IFRS do not constitute connected transactions under the Listing Rules.

Independent Non-Executive Directors' Opinion

Independent non-executive Directors have performed auditing work and issued an independent opinion on the external guarantees the Company has provided, as required by the relevant requirements of the CSRC. The Company has strictly observed the relevant laws and regulations as well as its Articles of Association while it has also imposed strict control on the external guarantees provided. As at 31 December 2015, none of the Company and its subsidiaries included in the consolidated financial statements has provided any guarantee to the Company's controlling shareholder and other related parties, other non-corporate bodies and individuals.

Auditors

Ernst & Young was the Company's auditors for its Hong Kong and US financial report in 2015, and Ernst & Young Hua Ming LLP was the Company's auditors for domestic financial report in 2015.

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Liu Shaoyong
Chairman

Shanghai, the PRC
30 March 2016

CORPORATE GOVERNANCE

Corporate Governance Practices

The Company has established a formal and appropriate corporate governance structure. The Company has also placed emphasis on the corporate governance principle of having transparency, accountability and safeguarding the interests of all Shareholders.

The Board believes that sound corporate governance is essential to the development of the Company's operations. The Board regularly reviews our corporate governance practices to ensure that the Company operates in accordance with the laws, regulations and requirements of the listing jurisdictions, and that the Company continuously implements corporate governance of high efficiency.

The Company's corporate governance practices include but are not limited to the following: Articles of Association, Rules of Meeting of General Meetings, rules of meeting of the Board, rules of meeting of the Supervisory Committee, working regulations of independent directors, management regulations of connected transactions and articles of association of the audit and risk management committee, articles of association of the planning and development committee, working rules of the nominations and remuneration committee, detailed working rules of the aviation safety and environment committee, working regulations of presidents, regulations for the management of investor relationship, detailed implementation rules for the management of investor relationship, regulations for the management of connected transactions, detailed implementation rules for connected transactions, regulations on external guarantee and the (provisional) administrative regulations concerning hedging businesses.

For the year ended 31 December 2015 and as at the date of publication of this annual report, the Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and took the view that the Company's corporate governance practices during the year ended 31 December 2015 met the requirements under the code provisions in the Code. In certain aspects, the code of corporate governance adopted by the Company is more stringent than the provisions set out in the Code. The following sets out the major aspects which are more stringent than the Code.

Major aspects which are more stringent than provisions set out in the Code:

– 13 meetings of the Board were held during the financial year of 2015. The Company is governed by the Board. The Board is responsible for the leading and control of the Company. The Directors are jointly responsible for the affairs of the Company by directing and supervising the affairs of the Company.

Directors

As at 31 December 2015, the Board consists of eleven Directors, including seven directors, namely Mr. Liu Shaoyong (Chairman), Mr. Ma Xulun, Mr. Xu Zhao, Mr. Gu Jiadan, Mr. Li Yangmin, Mr. Tang Bing and Mr. Tian Liuwen, and four independent non-executive Directors, namely Mr. Ji Weidong, Mr. Li Ruoshan, Mr. Ma Weihua and Mr. Shao Ruiqing. Names, personal particulars and conditions of appointment of the Directors are set out in pages 44 to 48 of this report.

Independent non-executive Directors shall possess specialised knowledge and experience. They shall be able to play their roles of supervising and balancing to the fullest extent to protect the interests of Shareholders and the Company as a whole. The Board considers that they shall be able to exercise independent judgment effectively, which complies with guidelines on assessment of independence pursuant to Rule 3.13 of the Listing Rules. Pursuant to Rule 3.13 of the Listing Rules, the Company has received the annual confirmation letters from each of the independent non-executive Directors on their independence. All Directors (including independent non-executive Directors) are appointed for a term of 3 years. The formal appointment letters and the Articles of Association have set out the terms and conditions of their appointment. Other than working relationships, Directors, Supervisors and members of senior management of the Company do not have any financial, business or family connection with one another.

Powers of the Board

On a periodic basis, the Board reviews the relevant performance against proposed budgets and business objectives of each operating unit. It also exercises certain power retained by the Board, including the following:

– responsibility for convening general meetings and reporting to Shareholders on its work in such meeting;

– implementing resolutions passed in general meetings;

– deciding on the operating plan and investment proposals of the Company;

– formulating the annual preliminary and final budget proposals;

– formulating the Company's profit distribution proposal and the proposal to offset losses;

– formulating the Company's proposals to increase or reduce the registered capital and proposals to issue debt securities;

– drawing up proposals for the Company's merger, demerger and dissolution;

– deciding on the Company's internal management structure;

– employing or dismissing the Company's President and Board Secretary; appointment or dismissal of the Vice President and Chief Financial Officer of the Company on the nomination of the President, and the determination of their remuneration;

– formulating the basic management systems of the Company;

– formulating proposals to amend the Articles of Association;

– discharging any other powers and functions granted in general meeting.

The Board and the relevant specialized committees are also responsible for the completeness of financial information and are responsible for maintaining an effective internal control system and for risk management of the Group, as well as preparing the financial statements of the Company. Setting the business objectives and overseeing the daily operations of the Company are the responsibilities of the Chief Executive Officer. The Articles of Association specify the duties and authorities of the Board and the management. The Board periodically reviews the duties and functions of the Chief Executive Officer and the powers delegated to him to ensure that such arrangements are appropriate. In order to ensure the balance of powers and authorization, the roles of the Chairman and the Chief Executive Officer have been clearly defined. The Chairman of the Company is Mr. Liu Shaoyong, and the Chief Executive Officer is Mr. Ma Xulun, a Director and the President of the Company. There are also other senior officers who are responsible for the daily management of the Company within their scope of duties.

The Board continued to make strenuous efforts to establish and improve the Company's corporate governance policies. In addition to corporate governance policies such as Rules of Meeting of General Meetings, Rules of Meeting of the Board, Working Regulations of Presidents and Working Regulations of Independent Directors, the Company has also established the Information Disclosure Management System, Regulations for the Management of Connected Transactions and Regulations for the Management of External Guarantees for specific operations.

During the Reporting Period, the Company has formulated and improved the relevant constitutional documents and policies in a timely manner based on the regulatory requirements and work requirements; amended corresponding terms in the Articles of Association in connection with the presentation of share capital to demonstrate the change in the registered capital of the Company. The Working Rules of the Nominations and Remuneration Committee of the Board of Directors, Regulations for the Management of Connected Transactions, Administrative System of proceeds and the Information Disclosure Management System were amended.

General Meetings

The procedures for Shareholders to convene an extraordinary general meeting and to send enquiries to the Board, and the procedures for proposing resolutions at general meetings are as follows:

According to the relevant requirements of the Articles of Association and Rules of Meeting of General Meetings of the Company, Shareholders may convene a general meeting on their own, the major rules of which are as follows:

– Shareholder(s) either individually or jointly holding over 10% of the Company's shares may request the Board to convene an extraordinary general meeting. Such request shall be made to the Board in writing. The Board shall, in accordance with the requirement of laws, administrative regulations and the Articles of Association, make a response in writing on whether or not it agrees to convene an extraordinary general meeting within 10 days upon receipt of such request.

– If the Board refuses to convene the extraordinary general meeting, or fails to make a response within 10 days upon receipt of such request, Shareholder(s) either individually or jointly holding over 10% of the Company's shares may propose to convene an extraordinary general meeting to the Supervisory Committee. Such proposal shall be made to the Supervisory Committee in writing.

– If the Supervisory Committee agrees to convene the extraordinary general meeting, a notice convening the general meeting shall be issued within 5 days upon receipt of such request. Should there be any amendments to the original proposal in the notice, the consent of the relevant Shareholders shall be obtained.

– If the Supervisory Committee fails to give the notice of the general meeting within the specified time limit, it shall be deemed to have failed to convene or preside over the general meeting, in which case, Shareholder(s) either individually or jointly holding over 10% of the Company's shares for more than 90 consecutive days shall have the right to convene and preside over the meeting by themselves.

Pursuant to the relevant requirements of the Articles of Association and Rules of Meeting of General Meetings of the Company, Shareholders have the right to inspect or make copies of the Articles of Association, minutes of general meetings, resolutions of Board meetings, resolutions of meetings of the Supervisory Committee and financial or accounting reports. Shareholders may request to inspect the accounting books of the Company. In such case, such request shall be made to the Board secretariat of the Company in writing and state its purposes. If the Company, on reasonable grounds, considers that the Shareholders are inspecting the accounting books for improper purposes and may result in damage to the Company's legal interests, the Company may refuse the inspection and make written response to the Shareholders stating its reasons within 15 days upon delivery of the written request by the Shareholders. If the Company refuses the inspection, the Shareholders may make proposal to the People's Court to request the Company to provide inspection of the accounting books of the Company.

Pursuant to the relevant requirements of the Articles of Association and Rules of Meeting of General Meetings of the Company, the procedures for the Shareholders to propose resolutions at the general meeting are as follows:

– Shareholder(s) either individually or jointly holding over 3% of the issued shares of the Company carrying the right to vote may propose extraordinary resolutions and submit the same in writing to the convener prior to the holding of the general meeting. However, subject to the requirement of the Listing Rules, the Company shall issue supplemental circular of the new extraordinary resolutions and the relevant materials to the Shareholders not less than 10 business days before the date of holding the general meeting, therefore, the time for the proposing Shareholders to propose new extraordinary resolutions shall not be later than such time limit for issuing the supplemental circular to the Shareholders and shall consider and provide the Company reasonable time to prepare and despatch the supplemental circular.

– The aforesaid proposed resolutions shall be reviewed by the Board and shall be included in the agenda of such meeting if the matters fall within the scope of terms of reference of the general meeting. The convener shall announce the content of the extraordinary resolutions by issuing a supplemental notice of the general meeting upon receipt of the proposed resolutions as soon as possible. If the Board considers that the content of the proposed resolutions do not fall within the scope of terms of reference of the general meeting, explanation and description shall be given at such general meeting, which, together with the content of such proposed resolutions and explanation of the Board, shall be published along with the resolutions of the general meeting in announcement after the conclusion of the meeting.

– the Board shall review the proposed resolutions in accordance with the following principles:

(1) Relevance. The Board shall review the resolutions proposed by the Shareholders. Matters in resolutions proposed by the Shareholders which have direct impact on the Company and are not outside the terms of reference of the general meeting as stipulated in the laws, regulations and the Articles of Association shall be submitted to the general meeting for discussion. For matters which fail to meet the above requirements, it is recommended not to submit the proposed resolutions for discussion at the general meeting.

(2) Procedural issues. The Board may make decisions on procedural issues concerning resolutions proposed by the Shareholders. Consent of the proposing Shareholders shall be obtained if the proposed resolutions will be split up or combined for voting. In the event of any objection to the change by the proposing Shareholders, the convener of the general meeting may present the procedural issues to the general meeting for decision and discussions shall be conducted in accordance with the procedures decided by the general meeting.

Please refer to the section headed "Corporate Governance – Investor Relations" of this report for details of the contact information for Shareholders to inspect the relevant information and propose extraordinary resolutions.

General Meetings:

– The 2015 first extraordinary general meeting of the Company was held on 15 January 2015 at the Four Seasons Hall, 2/F Shanghai International Airport Hotel 上海國際機場賓館二樓四季廳, 368 Yingbin (1) Road, Shanghai, the PRC. For details, please refer to the Company's announcement dated 15 January 2015.

– The 2015 annual general meeting of the Company was held on 16 June 2015 at Four Seasons Hall, 2/F Shanghai International Airport Hotel 上海國際機場賓館二樓四季廳, 368 Yingbin (1) Road, Shanghai, the PRC. For details, please refer to the Company's announcement dated 16 June 2015.

Attendance rate of Directors at general meetings of the Company was as follows:

Directors	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	2/2	100%
Ma Xulun	2/2	100%
Xu Zhao	2/2	100%
Gu Jiadan	2/2	100%
Li Yangmin	2/2	100%
Tang Bing	2/2	100%
Tian Liuwen	0/0	–
Sandy Ke-Yaw Liu	2/2	100%
Ji Weidong	2/2	100%
Li Ruoshan	2/2	100%
Ma Weihua	2/2	100%
Shao Ruiqing	0/0	–
Sandy Ke-Yaw Liu (resigned)	2/2	100%

Note: Mr. Tian Liuwen was present at the 2015 first extraordinary general meeting convened on 15 January 2015 as the vice president and the 2014 annual general meeting convened on 16 June 2015 as a candidate for the position of Director. Mr. Shao Ruiqing was present at the 2014 annual general meeting convened on 16 June 2015 as a candidate for the position of independent non-executive director.

Meeting of the Board

The Chairman leads the Board to ensure that the Board performs its various duties effectively and he is responsible for drawing up the agenda of the meeting of the Board and considering other matters that the other Directors propose to be included in the agenda. The agenda together with documents of the Board should be, as far as practicable, circulated at least 3 days prior to the meeting of the Board or its specialized committees. The Chairman is also obliged to ensure that all the Directors are suitably briefed on matters to be raised in the meeting of the Board. The Chairman ensures that the Directors receive information that is accurate, timely and clear. Through on-the-job training of Directors, continuous participation in meetings of the Board and of specialized committees of the Board and meetings with key persons in headquarters and other departments, the Directors are encouraged to update their skills, knowledge and their understanding of the Group.

The Company has established a specialized organization, i.e. the secretariat of the Board, to work for the Board. All the Directors have access to the service of the Company Secretary. The Company Secretary periodically updates the Board of the latest information on governance and regulatory matters. The Directors may seek independent professional advice through the Chairman for the purpose of performing their duties, with the cost borne by the Company. Specialized committees may also seek professional advice. The Company Secretary is responsible for the records of the Board meetings. These minutes of meetings together with other related documents for the Board meetings shall be made available to all members of the Board. Board meetings are meant to enable the Directors to have open and frank discussions.

In order to ensure sound corporate governance, as at the date of publication of this annual report, the Board had 4 special committees in place: Audit and Risk Management Committee, Nominations and Remuneration Committee, Planning and Development Committee and Aviation Safety and Environment Committee with their terms of reference drawn up in accordance with the principles set out in the Code. The Company Secretary drafted the minutes of meetings for these committees, and the committees report to the Board.

The Board held 13 meetings in 2015. Details of attendance of each Director at the Board meetings during the Reporting Period were as follows:

Directors	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	13/13	100%
Ma Xulun	13/13	100%
Xu Zhao	13/13	100%
Gu Jiadan	13/13	100%
Li Yangmin	13/13	100%
Tang Bing	13/13	100%
Tian Liuwen	7/7	100%
Sandy Ke-Yaw Liu	13/13	100%
Ji Weidong	13/13	100%
Li Ruoshan	13/13	100%
Ma Weihua	13/13	100%
Shao Ruiqing	7/7	100%
Sandy Ke-Yaw Liu (retired)	6/6	100%

Note: Each Director attended the respective Board meetings in person.

Directors' Interests

All the Directors shall declare to the Board upon their first appointment their capacities as directors or any other positions held in other companies or institutions, the declaration of which shall be renewed once a year. When the Board discusses any motion or transaction and considers any Director has any conflict of interest, the Director shall declare his interest and abstain from voting, and will excuse himself as appropriate. The Company shall, pursuant to guidelines applicable to the Company, request from Directors their confirmation if they or their associates are connected with any transactions entered into by the Company or its subsidiaries during the Reporting Period. Material related party transactions have been disclosed in the notes to the financial statements prepared in accordance with IFRS of this annual report.

Securities Transactions by Directors

The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules as the securities transactions code for the Directors. Each of the Directors and the Supervisors has been provided with a copy of the Model Code upon his appointment. All the Directors and the Supervisors have confirmed that they have complied with the Model Code in 2015.

The Company has also adopted the related provisions set out in Appendix 14 to the Listing Rules, and has established its Code of Conduct for Securities Transactions by Employees of the Company according to its own situation and with reference to the Model Code as set out in Appendix 10 to the Listing Rules. The aforesaid code of conduct shall apply to the conduct of dealings in the securities of the Company by the Supervisors and members of senior management of the Company.

In addition, pursuant to the requirements of the Rules Governing the Listing of Stock on Shanghai Stock Exchange, the shares of the Company transferred by each of the Directors, Supervisors and members of senior management of the Company every year shall not exceed 25% of the total number of shares held by each of them, and they are not allowed to purchase the shares of the Company within six months after they have sold their shares. They are also not allowed to sell the shares of the Company within six months after they have bought the shares of the Company. Additionally, within six months after their retirement, they are not allowed to transfer the shares of the Company held by them.

All the employees who may have unpublished price sensitive information related to the Group are also required to comply with the Model Code. During the Reporting Period, the Company is not aware of any breach of laws and regulations.

Directors' Responsibilities in Respect of Financial Statements

The Directors confirm that they are responsible for the preparation of the financial statements of the Group.

The Auditors' Report of the Company's auditors in respect of the financial statements is set out on page 76 of this annual report.

Training of Directors

Content of development of skills and training	Directors participated
Participation of training for Directors and Supervisors organized by the Association of Shanghai Listed Companies in April 2015	Xu Zhao
Seminars for Chairman and President organized by the CSRC and China's Listed Companies Association in May 2015	Liu Shaoyong
Participation of further training for Directors and Supervisors organized by the Association of Shanghai Listed Companies in September 2015	Gu Jiadan
Training on the compliance and performance of duties of Directors, Supervisors and members of senior management given by Commerce & Finance Law Office in January 2016	All Directors
From January to December 2015, the Company regularly consolidated and compiled the latest laws and regulations as well as regulation updates of domestic and overseas capital markets and reported them to all the Directors in the form of "Directors Information" on a monthly basis. All the Directors completed the training by self-study.	All Directors
The Company regularly consolidated and compiled the latest laws and regulations and regulatory developments in the domestic and international capital markets, and organized training sessions for all Directors during the Board meetings convened in 2015	All Directors

Training of Company Secretary

During the year 2015, our Company Secretary took no less than 15 hours of relevant professional training. The Board secretariat of the Company is responsible for arranging and reviewing the training and continuous professional development of the Directors and the members of the senior management of the Company.

Audit and Risk Management Committee

As at 31 December 2015, the Audit and Risk Management Committee of the Company comprised Mr. Li Ruoshan, Mr. Ji Weidong and Mr. Xu Zhao. Mr. Li Ruoshan and Mr. Ji Weidong are independent non-executive Directors. Mr. Li Ruoshan is the chairman of the committee and possesses professional qualifications in accounting.

The Audit and Risk Management Committee is a specialized committee under the Board. It is responsible for checking and monitoring the financial reports and internal control of the Company, checking and evaluating the overall risk management of the Company, in particular the risk management and risk control system for material decision, significant events and major business, and overseeing their implementation.

(1) Internal Control System

The Board shall be responsible for the overall internal control system of the Company/Group and periodically review the effectiveness of the internal control system through the Audit and Risk Management Committee. The internal control system of the Company is essential to risk management which, in turn, is important in ensuring that operational objectives can be achieved. Internal control procedures are designed to prevent assets from unauthorized use or disposal, to ensure the maintenance of appropriate accounting records and to provide reliable financial information either for internal use or for dissemination externally. However, the control procedures aim at reasonably (but not absolutely) assuring that there will not be material misrepresentation, loss or misconduct. The internal control system is prepared in accordance with the relevant laws, subsidiary regulations and constitutional documents.

The Company reviews the effectiveness of its internal control system annually, which includes control over finance, operations, compliance with laws and regulations as well as risk management. The results of the review have been reported to the Audit and Risk Management Committee and the Board.

The Board confirms that the Company has systems and procedures in place to identify, manage and report material risks in the course of achieving its strategic objectives. The Board continues to monitor risks with the support of the specialized committees and senior management.

(2) Internal Audit

The Company's internal audit department is responsible for conducting an independent audit of whether or not the internal control system is sufficient and effective. The auditing plan is prepared using a risk based approach and is discussed and finalized by the Audit and Risk Management Committee annually. Other than the pre-determined scope of work for each year, the department is also required to conduct other specific audits.

The Group's internal audit department primarily reports to the President; it may also report directly to the chairman of the Audit and Risk Management Committee. All the internal audit reports are delivered to the Chairman of the Board, the President, Chief Financial Officer, the management of the department being audited and the related departments. The outcome of each audit, in summary, will also be discussed with the Audit and Risk Management Committee. The Board and the Audit and Risk Management Committee of the Company actively monitor the number and seriousness of the inspection results submitted by the internal audit department, and the relevant corrective measures taken by the relevant department.

(3) Risk Management

The Audit and Risk Management Committee of the Company is responsible for checking and evaluating the overall risk management of the Company and overseeing their implementation; checking and evaluating the risk management and risk control system and duties on developing aviation fuel, foreign exchange and interest rate hedging businesses and overseeing their implementation.

The internal audit department of the Company has undertaken related risk management duties and reports to the Audit and Risk Management Committee periodically. It is responsible for coordinating the implementation of appropriate procedures to manage the operational risks of the Group.

The Audit and Risk Management Committee held eight meetings in 2015. In each meeting, senior management and external and internal auditors were invited to attend. Based on the reports of the external and internal auditors, according to the accounting principles and practices, and internal controls adopted by the Group with a view to comply with the requirements of the Listing Rules, the Audit and Risk Management Committee conducted reviews of audits, internal control, risk management and financial statements. The Group's first quarterly results, interim results and third quarterly results for 2015 and the final results for 2015 had been discussed in the Audit and Risk Management Committee's meetings before they were submitted to the Board for approval.

Attendance rate of members of the Audit and Risk Management Committee meetings is as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Li Ruoshan	8/8	100%
Ji Weidong	8/8	100%
Xu Zhao	8/8	100%

Note: All members of the Audit and Risk Management Committee attended the respective Audit and Risk Management Committee meetings in person.

In addition, the Audit and Risk Management Committee also conducted other compliance work to comply with PRC and USA reporting requirements in 2015, including guiding and overseeing the development of internal controls, hearing and reviewing the overall plan for risk management, implementing risk management work in accordance with the requirements of the relevant regulatory authorities in full scale, reviewing the Company's compliance with the Sarbanes-Oxley Act and considering the work undertaken by the management, including management assessment, to ensure the Company's compliance with internal control regulations under Section 404 of the Sarbanes-Oxley Act.

The articles of association for the Audit and Risk Management Committee are posted on the website of the Company www.ceair.com.

External Auditors

For the Reporting Period, the annual audit and audit-related fees payable to the external auditors (both international and domestic auditors) are estimated to be RMB16.37 million primarily for the regular annual audit of the Group's 2015 financial statements prepared under IFRS and PRC Accounting Standards, the other relevant documents applicable for the purpose of Annual Report in Form 20-F filing and services provided in connection with the Company's entering into the Master Lease Agreement with CES Lease Company. During the Reporting Period, the external auditors did not receive any non-audit services fee from the Group. The auditors' remuneration shall be approved by the Audit and Risk Management Committee and the Board.

The Audit and Risk Management Committee obtained a brief understanding of the scope of the non-audit services and related fees and was satisfied that the non-audit services (in respect of the nature of service and the total cost of non-regular audit services compared to regular audit service fee) had not affected the independence of the accounting firm.

Planning and Development Committee

As of 31 December 2015, the Planning and Development Committee of the Company comprised three members: Mr. Li Yangmin, Mr. Tang Bing and Mr. Ji Weidong, all of whom are Directors. Mr. Li Yangmin, a Director, is the chairman of the committee.

The Planning and Development Committee is a specialized committee under the Board. It is responsible for studying, considering and making plans or recommendations in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. Its main duties are:

– to consider the annual operational goals of the Company and make recommendations to the Board;

– to consider the annual investment proposal of the Company and make recommendations to the Board;

– to consider the material investments (other than the annual investment proposal) of the Company and make recommendations to the Board;

– to consider the development plan of the Company and make recommendations to the Board;

– to study and consider the fleet development plan and aircraft purchase plan of the Company and submit independent report to the Board;

– to study other major events which may have influence on the development of the Company and make recommendations in connection with the same;

– to oversee the implementation of the above matters and conduct inspection of the same;

– to consider other matters as authorized by the Board and oversee their implementation.

Attendance of members of the Planning and Development Committee meetings is as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Li Yangmin	9/9	100%
Tang Bing	9/9	100%
Ji Weidong	9/9	100%

Note: All members of the Planning and Development Committee attended the respective Planning and Development Committee meetings in person.

The Planning and Development Committee is responsible for studying, considering and making plans or recommendation in regard to the long term development plans and material investment decisions of the Company and overseeing their implementation. The work done by the Planning and Development Committee in 2015 is as follows:

1. convened the committee meeting in compliance with the regulations. The committee considered and reviewed the resolutions, including the 2015 investment proposal, the cooperation with Delta Air Lines in respect of equity and business, material transactions in relation to the introduction of aircraft, material equity investment and disposal projects, material fixed assets investment and infrastructure project.

2. pushed forward the introduction of aircraft and engines in an ordered and reasonable manner, urged the relevant department of the Company to sign the relevant agreement in relation to the introduction of aircraft in strict accordance with the required procedures, coordinated and considered the changes in the operating environment and market, prepared for the procurement of aircraft ancillary following the introduction of aircraft and refined the capacity allocation to minimize idle capacity.

3. the committee guided and pushed forward the clearing and consolidation work of the Company's relevant department on the equity in investment enterprises in response to the transformation and development requirements, the Company. When considering the proposal of the aforesaid material equity investment and equity clearance and consolidation, the committee comprehensively and prudently analyzed various factors, which provided support to the decision making of the Board.

4. strictly reviewed the investment plan, reasonably controlled the investment scale on infrastructure projects and conducted specific reviews on material investment projects other than the annual investment plan and proposed scientific and feasible opinions and advices.

5. listened to and reviewed the progress of the "13th Five-Year" plan, gained a thorough understanding on the completion status of the "12th Five-Year" plan and proposed opinions and advices on the formulation of the "13th Five-Year" plan by the Company.

The articles of association for the Planning and Development Committee are posted on the website of the Company www.ceair.com.

Nominations and Remuneration Committee

The Nominations and Remuneration Committee of the Board comprises three members: Mr. Liu Shaoyong, Mr. Ma Weihua and Mr. Shao Ruiqing. Mr. Liu Shaoyong is the chairman of the committee, while Mr. Shao Ruiqing replaced Mr. Sandy Ke-Yaw Liu to be a member of the Nominations and Remuneration Committee on 16 June 2015. Mr. Ma Weihua and Mr. Shao Ruiqing are both independent directors.

Note: With effect from 16 June 2015, when considering and approving nomination related matters, the Nominations and Remuneration Committee shall be chaired by Mr. Liu Shaoyong; when considering and approving remuneration related matters, the Nominations and Remuneration Committee shall be chaired by Mr. Ma Weihua.

The main duties of the Nominations and Remuneration Committee of the Board are:

–   to make recommendations to the Board regarding its size and composition based on the relevant provisions of the Company Law and in the light of specific circumstances such as the characteristics of the Company's equity structure;

–   to study the criteria and procedures for selecting Directors and management personnel, and to make recommendations to the Board;

–   to conduct wide-ranging searches for qualified candidates to become Directors and members of the management personnel;

–   to examine the candidates for the positions of Director and manager and make recommendations in connection with the same;

–   to examine candidates for other senior management positions whose engagement is subject to approval by the Board and make recommendations in connection with the same;

–   to study, review and make recommendations to the Board regarding the policies and plans for remuneration of the Directors and senior management personnel;

– to study the criteria for assessing the Directors and senior management personnel, carry out such assessments, and make recommendations in connection with the same;

– to evaluate the performance of the Directors and senior management personnel based on the Company's actual business circumstances, and make recommendations in connection with the same;

– to be responsible for monitoring the implementation of the Company's remuneration system;

– other matters delegated by the Board.

According to the Working Rules of the Nominations and Remuneration Committee of the Board of Directors, the procedure for electing Directors and management personnel is as follows:

(1) the Nominations and Remuneration Committee shall actively liaise with the relevant departments of the Company to study the requirement for Directors and management personnel, and produce a written document thereon;

(2) the Nominations and Remuneration Committee may conduct a wide-ranging search for candidates for the positions of Director and manager within the Company, within enterprises controlled by the Company or within enterprises in which the Company holds equity, and on the human resources market;

(3) the profession, academic qualifications, professional titles, detailed work experience and all concurrently held positions of the initial candidates shall be compiled as a written document;

(4) the Nominations and Remuneration Committee shall listen fully to the opinion of the nominee regarding his/her nomination;

(5) a meeting of the Nominations and Remuneration Committee shall be convened, and the qualifications of the initial candidates shall be examined on the basis of the conditions for appointment of Directors and managers;

(6) before the selection of a new Director and the engagement of a new member of the management personnel, the recommendations of and relevant information on the relevant candidate(s) shall be submitted to the Board;

(7) the Nominations and Remuneration Committee shall carry out other follow-up tasks based on the decisions of and feedback from the Board.

Attendance of members of the Nominations and Remuneration Committee meetings are as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Liu Shaoyong	4/4	100%
Ma Weihua	4/4	100%
Shao Ruiqing	0/0	–
Sandy Ke-Yaw Liu (Resigned)	4/4	100%

Note: All members of the Nominations and Remuneration Committee attended the respective Nominations and Remuneration Committee meetings in person.

Under the leadership of the Board, the Nominations and Remuneration Committee performed their duties diligently to standardize the election of Directors and members of senior management of the Company, establish and refine the incentive and assessment mechanism of Directors and members of senior management of the Company and realize the long-term goals of the Company. Major tasks completed by the Nominations and Remuneration Committee were as follows:

(1)   carefully reviewed the remuneration of Directors, Supervisors and senior management in 2015 and procured the disclosure in the 2015 annual report in accordance with the relevant rules.

(2)   enhanced standardized operation of the Company, reviewed over the actual situations of the Company, proposed to amend the "Working Rules of the Nominations and Remuneration Committee" so as to comply with requirements of the regulatory authorities and expanded the relevant representation on the board diversity policy.

(3)   proposed to the Board adjustments regarding the composition of the Nominations and Remuneration Committee under the seventh session of the Board and Aviation Safety and Environment Committee to ensure smooth commencement of the work of the Board and specialized committee and comply with the requirements in respect of the corporate governance and regulatory rules.

(4)   took note of the performance of the grant of the H shares appreciation rights under the granting scheme implemented by the Directors, senior management and part of the core management and marketing officers, the performances of the first and second tranches of the H shares appreciation rights under major exercise indicator and gained an understanding on the scheme for the exercise of the H shares appreciation rights of other companies in the industry.

When the Nominations and Remuneration Committee reviews the size and composition of the Board, searches for and nominates candidates for the Board, it should consider the relevant factors to achieve diversity of the Board according to the business model and specific requirements of the Company. The Nominations and Remuneration Committee may consider diversity of the Board from a number of aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service, etc. After the above relevant factors have been taken into account, the Nominations and Remuneration Committee may make the final appointment proposal to the Board according to the merit of the candidate(s) and the contributions he/she may bring to the Board.

Remuneration Policy of Directors

Directors generally do not receive remuneration from the Company except independent non-executive Directors who receive a fixed remuneration. However, Directors who serve in other administrative positions of the Company will receive salary separately for those positions.

Certain Directors received emoluments from CEA Holding, the parent of the Company, in respect of their directorship or senior management positions in the Company and its subsidiaries.

Generally, the policy regarding the remuneration packages of Directors are aimed primarily at linking the remuneration of Directors and their performance to the objectives of the Company, in order to motivate them in their performance and retain them. Pursuant to the policy, the Directors are not allowed to approve their own remuneration.

The major composition of remuneration of the Directors include basic salary and bonus.

Basic Salary

The Directors review the basic salary of each Director on an annual basis pursuant to the remuneration policy of the Company. In 2015, pursuant to the service contracts entered into between the Company and each of the Directors, the Directors are entitled to receive a fixed basic salary.

Bonus

Bonuses are calculated based on the measurable performance and contribution of the operating units for which the Directors are responsible.

Remuneration Policy of Independent Non-executive Directors

Remuneration (before tax) received by the Company's independent non-executive Directors in 2015 were as follows:

Name	Remuneration before tax (RMB)
Sandy Ke-Yaw Liu	72,000
Ji Weidong	0
Li Ruoshan	120,000
Ma Weihua	120,000
Shao Ruiqing	60,000

1. Mr. Ji Weidong, an independent non-executive Director, resigned from his position as an independent Director with effect from 11 December 2015, but he would continue to perform his duties until a new independent Director is elected at the general meeting of the Company. He received no remuneration during the year of 2015;

2. Mr. Shao Ruiqing was appointed as an independent Director since 16 June 2015. Therefore, the remuneration disclosure period is from July to December 2015;

3. The term of office of Mr. Sandy Ke-Yaw Liu, an independent Director, expired on 16 June 2015. Therefore, the remuneration disclosure period is from January to June 2015.

Remuneration of Senior Management

The remunerations payable to the members of the senior management of the Company in 2015 are set out as follows:

Name	Position (Notes)	Remuneration before tax (RMB ten thousand)
Ma Xulun	Vice Chairman, President	40.14
Li Yangmin	Director, Vice President	36.48
Tang Bing	Director, Vice President	35.80
Tian Liuwen	Director, Vice President	41.91
Feng Jinxiong	Supervisor	60.97
Xu Haihua	Supervisor	29.81
Wu Yongliang	Vice President, Chief Financial Officer	69.66
Feng Liang	Vice President	72.32
Sun Youwen	Vice President	128.25
Wang Jian	Board Secretary	67.92
Yan Taisheng	Supervisor	0
Total	–	583.26

Notes:

1. The confirmation of remuneration of the Company's senior management is based on the System Plan on the Work Position and Remuneration of China Eastern Airlines Corporation Limited;

2. According to relevant regulations and assessment schemes, a portion of remuneration payment of the Company's certain Directors, Supervisors and senior management was deferred according to the assessment to their terms. A portion of the remuneration for 2013 and 2014 was deferred to 2015. The average deferred remuneration payment for prior years received in 2015 by Mr. Tian Liuwen, a Director and Vice President, amounted to RMB90,700 per year. The average deferred remuneration payment for prior years received in 2015 by Mr. Wu Yongliang, a Vice President and Chief Financial Officer, amounted to RMB140,900 per year. The average deferred remuneration payment for prior years received in 2015 by Mr. Feng Liang, a Vice President, amounted to RMB138,800 per year. The average deferred remuneration payment for prior years received in 2015 by Mr. Sun Youwen, a Vice President, amounted to RMB136,600 per year. The average deferred remuneration payment for prior years received in 2015 by Mr. Wang Jian, Board Secretary, amounted to RMB133,000 per year;

Corporate Governance

3. Mr. Xu Haihua was appointed as a Supervisor since 16 June 2015. Therefore, the remuneration disclosure period is from July to December 2015;

4. Mr. Sun Youwen, a Vice President, is a pilot. His remuneration includes air crewman packages;

5. Mr. Yan Taisheng, a Supervisor, retired since 1 June 2014. Therefore, he received no remuneration during the year of 2015.

Aviation Safety and Environment Committee

The Aviation Safety and Environment Committee comprises Mr. Ma Xulun, Mr. Li Yangmin and Mr. Shao Ruiqing, and Mr. Ma Xulun serves as the chairman of the committee. Mr. Shao Ruiqing, an independent non-executive Director, replaced Mr. Sandy Ke-Yaw Liu to be a member of the Aviation Safety and Environment Committee on 16 June 2015.

The Aviation Safety and Environment Committee is a specialized committee under the Board. It is responsible for consistent implementation of the relevant laws and regulations of national aviation safety and environmental protection, examining and overseeing the aviation safety management of the Company, studying, considering and making recommendation on aviation safety plans and major issues of the related safety duties and overseeing their implementation, studying, considering and making recommendation on major environmental protection issues in relation to aviation carbon emission on domestic and international levels and overseeing their implementation.

Attendance of members of the Aviation Safety and Environment Committee meetings are as follows:

Members	Attendance/ Eligibility of Meetings	Attendance rate
Ma Xulun	2/2	100%
Li Yangmin	2/2	100%
Shao Ruiqing	1/1	100%
Sandy Ke-Yaw Liu (resigned)	1/1	100%

Note: All members of the Aviation Safety and Environment Committee attended the respective Aviation Safety and Environment Committee meetings in person.

Members of the Aviation Safety and Environment Committee made some advice regarding work safety and environmental protection work of the Company for 2015:

(1) enhance the Company's flight safety level, adopt a systematic and comprehensive approach and improve its safety management and control system;

(2) fully push the implementation of SMS management to fully utilize the functions of SMS and establish a unified risk database for the flight safety of the Company at the same time;

(3) vigorously rectify the breach of rules and regulations;

(4) stringently control the factors affecting flight safety, including the processes, the gate and qualifications;

(5) further emphasize aviation security, particularly in sensitive regions such as Southeast Asia and southern Asia;

(6) further refine the aircraft models to better match them with routes and commence its work in decreasing fuel consumption, energy-saving and emission reduction.

The Detailed Working Rules for the Aviation Safety and Environment Committee are posted on the website of the Company www.ceair.com.

Investor Relations

The Company undertakes that the disclosure it makes is fair and the reports it provides are comprehensive and transparent. The ultimate responsibility of the Chairman of the Board is to ensure effective communication with investors and to ensure that the Board is aware of the views of major Shareholders. Accordingly, the Chairman is required to meet major Shareholders in this regard and the routine communication of the Board with the major Shareholders is conducted through the Company Secretary.

The Company has drawn up and implemented the Information Disclosure Management System and has further improved the Company's information disclosure system in order to ensure the accuracy, completeness and timeliness of information disclosed to the public; the Company has also established an information disclosure office for which the Company Secretary is responsible. The information disclosure office is mainly responsible for the collection, summarisation and compilation of basic information for disclosure, as well as drawing up the rules and systems for information disclosure and related internal control and procedures. It is also responsible for monitoring the correct implementation of the various control measures.

The Company has also drawn up and implemented the Investor Relations Management System and the Detailed Implementation Rules for Management of Investor Relations to clarify the basic principles and structure of investor relations management, as well as the details and duties of investor relations, so as to further foster corporate integrity and self-discipline, to realize standardized operation, to achieve the ultimate goals of maximizing corporate value and Shareholders' interests and to ensure that interests of investors are protected.

The Company has released information in relation to its quarterly results.

On 15 January 2015, the Company held the 2015 first extraordinary general meeting in Shanghai. On 16 June 2015, the Company held the 2014 annual general meeting, the 2015 first A shareholders class meeting and the 2015 first H shareholders class meeting in Shanghai.

At the general meetings, each matter was proposed as an individual resolution and voted by poll.

Investors and the public may access the Company's website and download related documents from online database. The website also sets out details of each of the Group's operations. Announcements, notices or other documents issued by the Company may also be downloaded from the website of the Company.

In 2015, the Company Secretary and the managers of the investor relations department and the capital investment market department received visits of a total of 130 analysts, fund managers and the relevant intermediaries in 54 teams, and were invited to participate in the forum by local and overseas organizations for 14 times and interacted with 308 investors on a one-to-one or one-to-few basis. In 2015, the Company organized two regular road shows, one press conference, 5 telephone conferences with the analysts regarding regular results and communicated with a total of 330 investors and journalists.

Based on the information publicly available to the Company and to the best knowledge of the Directors, at least 25% of issued share capital of the Company was held by the public. As at 31 December 2015, there were a total of 334,523 Shareholders on the Company's register of members.

For any enquiries to the Board, Shareholders may contact the Company Secretary by phone at 8621-22330928, 22330921 or by e-mail at ir@ceair.com or they may put forward their questions in the annual general meeting or extraordinary general meetings directly. In respect of the procedures for Shareholders to convene annual general meeting or extraordinary general meetings and propose resolutions, they may enquire with the Company Secretary through the aforesaid channels.

Board Secretary	Wang Jian
Address	The Secretariat of the Board, China Eastern Airlines Corporation Limited,
	92 Konggang 3rd Road, Changning District, Shanghai
Telephone	021-22330928
Fax	021-62686116
Email	ir@ceair.com

Representative of the Company's securities affairs	Yang Hui
Address	The Secretariat of the Board, China Eastern Airlines Corporation Limited,
	92 Konggang 3rd Road, Changning District, Shanghai
Telephone	021-22330921
Fax	021-62686116
Email	davidyang@ceair.com

Changes in Constitutional Documents

On 28 August 2015, the Resolution on Amendments to Parts of the Terms of the Articles of Association (《關於修改〈公司章程〉部分條款的議案》) was considered and approved at the seventeenth ordinary meeting of the seventh session of the board of directors of the Company. As authorized by the general meeting of the Company, the Board agreed to make amendments to corresponding terms in the Articles of Association in connection with the changes made to the share capital of the Company following the completion of the issue of H shares of the Company to Delta Air Lines. Relevant amendments shall take immediate effect after the completion of the issue of H shares of the Company to Delta Air Lines (i.e. 9 September 2015). For details, please refer to the announcement of the Company dated 9 September 2015 issued in Hong Kong.

On behalf of the Board

Liu Shaoyong
Chairman

Shanghai, the PRC
30 March 2016

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

With the attitude of being responsible to all the Shareholders, the Supervisory Committee of the Company proactively launched its work, truly performed its duties of supervision and protected the legal interests of the Company and all the Shareholders in 2015 based on the Company Law and the Articles of Association.

I. Meetings Convened by the Supervisory Committee

1. On 26 March 2015, the Supervisory Committee convened a meeting, at which it approved the Report of the Supervisory Committee for the year 2014 and submitted to the 2014 annual general meeting for discussion. The Supervisory Committee also reviewed full text and summary of the resolution on daily connected transactions of the Company for the year 2014, internal control assessment report of the Board of the Company for the year 2014, financial report of the Company for the year 2014, the profit distribution proposal and report, and the report on the deposit and actual use of proceeds of the Company, and expressed an audit opinion.

2. On 23 April 2015, the supervisory committee convened a meeting, at which it considered and approved the resolution with respect to the presentation of the previous use of the proceeds.

3. On 28 April 2015, the Supervisory Committee convened a meeting, at which it reviewed the 2015 first quarterly financial report and the first quarterly report and expressed an audit opinion.

4. On 13 August 2015, the Supervisory Committee convened a meeting, at which it reviewed the 2015 interim financial report, full text and summary of the Company's interim report, as well as the resolution on daily connected transactions for the first half of 2015, and expressed an audit opinion.

5. On 27 October 2015, the Supervisory Committee convened a meeting, at which it reviewed the 2015 third quarterly financial report and the Company's third quarterly report and expressed an audit opinion.

II. Independent Opinion of the Supervisory Committee

1. Legality of the Operation of the Company

In 2015, the Supervisory Committee monitored the procedures of convening the general meetings and Board meetings of the Company and their resolutions, execution of the resolutions passed in the general meetings by the Board, and execution of the resolutions passed in the Board meetings by the management. It is of the view that the Company has strictly complied with the Company Law, the Securities Law, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the Listing Rules of The Stock Exchange of Hong Kong Limited, the Articles of Association and other regulations in drawing operational decisions, monitored its operations based on law, continuously optimized the internal control system and further enhanced its corporate governance standards. The Directors and the senior management of the Company were able to protect the interests of the Shareholders and the Company as a whole and carry out their duties with dedication. The Supervisory Committee did not discover any of their actions that in any way violated laws, regulations, or the Articles of Association or were prejudicial to the interests of the Company.

2. Financial Position of the Company

The Supervisory Committee seriously reviewed the Company's 2014 financial report, 2014 profit distribution proposal, 2014 annual report and the 2014 financial audit report issued by the PRC and international auditors expressing unqualified opinions. The Supervisory Committee resolved that the Company's 2014 financial report truly reflects the financial position and operating results of the Company for the year 2014. The Supervisory Committee agreed to the 2014 financial audit report issued by the auditors and the 2014 profit distribution proposal of the Company.

3. **Purchases or Sale of Assets of the Company**

In 2015, the Supervisory Committee conducted examination on the resolutions in respect of major acquisitions, disposal of assets and connect transactions. The Supervisory Committee did not discover any acts of insider trading, any acts prejudicial to the interests of the Shareholders or resulting in loss of assets or prejudice to the interests of the Company.

4. **Connected Transactions of the Company**

In 2015, the Supervisory Committee conducted examination on the resolutions in respect of the connected transactions of the Company. The Supervisory Committee conducted examinations on all the connected transactions of the Company in 2014, and is of the view that all the contracts, agreements and other relevant documents related to the connected transactions of the Company in the current year had complied with the legal procedures and the terms of the transactions were fair and reasonable to the Company and the Shareholders as a whole. The connected transactions were dealt with under stringent principles of "fairness, impartiality and transparency". The Supervisory Committee did not discover any acts of insider trading or breach of good faith by the Board in making decisions, signing agreements and information disclosure.

5. **Internal Control of the Company**

The Supervisory Committee reviewed the Assessment Report of the Company's Internal Control for the year 2014 in a prudent and cautious manner and has no objection with the self-assessment report of the Board. The Supervisory Committee also seriously reviewed the internal control audit report issued by the auditor. The Supervisory Committee considers that the Company has a developed internal control regulation system in place and the implementation in actual circumstances is satisfactory.

The Supervisory Committee is extremely grateful for the continuous support for its work offered by all the Shareholders, the Board and its staff.

On behalf of the Supervisory Committee

Yu Faming
Chairman of the Supervisory Committee

Shanghai, the PRC
30 March 2016

SOCIAL RESPONSIBILITIES

Social Responsibilities

The Company has always been committed to the enterprise vision of "cherished by staff, preferred by customers, satisfied by shareholders and trusted by society" by managing the economic, environmental and social impacts of its production and operation activities in a responsible way, taking the initiative to fulfill social responsibilities. Meanwhile, the Company has continued to seize the development rhythm of society and the economy by synchronizing the pace of its business development with the national strategies, trends and expectations and needs of the interested stakeholders, and supported advocacies or principles relating to economy, environment and society, such as The United Nations Global Compact.

Major awards obtained in 2015

During the Reporting Period, the performance of CEA's social responsibilities management was satisfactory and received wide recognition from society. Major awards related to social responsibilities are as follows:

No.	Name of the award	The awarding institution
1	Safe Flight Diamond Award, the highest accolade for flight safety in the industry	Civil Aviation Administration of China
2	Best China Airline	TTG
3	Top 3 of world's most reliable airlines	Wanderbat, an American travel website
4	The Most Innovative Listed Company, China Securities Golden Bauhinia Awards The Most Influential Leader of Listed Company, China Securities Golden Bauhinia Awards	Ta Kung Pao, Listed Companies Association of Beijing, Hong Kong Chinese Enterprises Association, Chinese Securities Association of Hong Kong, Hong Kong Institute of Chartered Secretaries and Hong Kong Securities Institute
5	Social Citizen Award, 2015 International Carbon-Value Award	World Economic and Environmental Conference
6	2014-2015 Most Respectable Chinese Enterprise Award	The Economic Observer
7	The 7th as the "2015 World's Most Popular Airline"	World Air Stewardess Association and World Cities Cooperative Committee for Aviation Professionals
8	China's Best Business Model Innovation Award	21st Century Business Review, Nanfang Daily and 21st Century Business Herald
9	2015 LoyaltyChina Award	LoyaltyMAX Loyalty Marketing Institute
10	Outstanding Services Award, Shanghai Construction Traffic System	Civilization office of shanghai Traffic Authority
11	Civilized Unit of Shanghai	General Office of Spiritual Civilization Commission of Construction of Shanghai Municipality
12	2015 Singapore Brand Award	Influential Brands, a renowned brand research institute in Singapore
13	Outstanding Enterprise at the China (Shanghai) Corporate Social Responsibility Summit	Xinhua News Agency (Shanghai Branch), Xinhuanet, The Listed Companies Association of Shanghai, ShangHai Securities News, the "Best Employer in China" in the top 30 Eastern Airline Recruitment
14	Best Cash Management - Highly Recommended Award, Tao Zhu Gong Awards	EuroFinance
15	The Most Influential New Media Accounts 2015 of State-owned Enterprises	The Central Enterprise Media Alliance

Independent Auditors' Report



Ernst & Young	安永會計師事務所	Tel 電話: +852 2846 9888
22/F, CITIC Tower	香港中環添美道 1 號	Fax 傳真: +852 2868 4432
1 Tim Mei Avenue	中信大廈 22 樓	ey.com
Central, Hong Kong		

To the shareholders of China Eastern Airlines Corporation Limited
(Established in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries set out on pages 77 to 161, which comprise the consolidated statement of financial position as at 31 December 2015, and the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and its subsidiaries as at 31 December 2015, and of their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
Hong Kong
30 March 2016

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2015

	Notes	2015 RMB million	2014 RMB million
Revenues	5	**93,969**	90,185
Other operating income and gains	6	**5,269**	3,685
Gain on fair value changes of derivative financial instruments	8	**6**	11
Operating expenses			
Aircraft fuel		**(20,312)**	(30,238)
Take-off and landing charges		**(10,851)**	(9,440)
Depreciation and amortisation		**(10,471)**	(9,183)
Wages, salaries and benefits	9	**(16,459)**	(11,270)
Aircraft maintenance		**(4,304)**	(4,453)
Impairment charges	10	**(228)**	(12)
Food and beverages		**(2,469)**	(2,364)
Aircraft operating lease rentals		**(4,254)**	(4,502)
Other operating lease rentals		**(812)**	(637)
Selling and marketing expenses		**(3,651)**	(4,120)
Civil aviation development fund		**(1,826)**	(1,656)
Ground services and other expenses		**(5,479)**	(4,998)
Indirect operating expenses		**(5,503)**	(4,950)
Total operating expenses		**(86,619)**	(87,823)
Operating profit	11	**12,625**	6,058
Share of results of associates	22	**126**	91
Share of results of joint ventures	23	**26**	36
Finance income	12	**66**	88
Finance costs	13	**(7,176)**	(2,160)
Profit before income tax		**5,667**	4,113
Income tax expense	14	**(624)**	(573)
Profit for the year		**5,043**	3,540
Other comprehensive income for the year			
Other comprehensive income to be reclassified to profit or loss in subsequent periods			
Cash flow hedges, net of tax	39	**10**	(11)
Fair value changes of available-for-sale investments, net of tax		**87**	13
Fair value changes of available-for-sale investments held by an associate, net of tax	22	**7**	(1)
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		**104**	1
Other comprehensive income not to be reclassified to profit or loss in subsequent periods			
Actuarial gains/(losses) on the post-retirement benefit obligations, net of tax	37	**196**	(333)
Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		**196**	(333)
Other comprehensive income, net of tax		**300**	(332)
Total comprehensive income for the year		**5,343**	3,208

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2015

	Notes	2015 RMB million	2014 RMB million
Profit attributable to:			
Equity holders of the Company		4,537	3,410
Non-controlling interests		506	130
Profit for the year		5,043	3,540
Total comprehensive income attributable to:			
Equity holders of the Company		4,834	3,071
Non-controlling interests		509	137
Total comprehensive income for the year		5,343	3,208
Earnings per share attributable to the equity holders of the Company during the year			
– Basic and diluted (RMB)	15	0.35	0.27

Consolidated Statement of Financial Position

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

	Notes	31 December 2015 RMB million	31 December 2014 RMB million
Non-current assets			
Intangible assets	17	11,522	11,500
Property, plant and equipment	18	133,242	109,439
Investment properties	19	294	–
Lease prepayments	20	2,094	2,206
Advanced payments on acquisition of aircraft	21	21,207	20,260
Investments in associates	22	1,543	1,086
Investments in joint ventures	23	518	505
Available-for-sale investments	24	452	433
Other non-current assets	25	3,754	1,957
Deferred tax assets	38	243	170
Derivative financial instruments	39	45	30
		174,914	147,586
Current assets			
Flight equipment spare parts	26	2,056	2,259
Trade receivables	27	2,867	3,862
Prepayments and other receivables	28	8,446	6,394
Derivative financial instruments	39	–	5
Restricted bank deposits and short-term bank deposits	29	35	38
Cash and cash equivalents	30	9,080	1,355
Assets classified as held for sale	16	594	4,330
		23,078	18,243
Current liabilities			
Sales in advance of carriage		5,841	5,064
Trade and bills payable	31	3,712	2,083
Other payables and accruals	32	19,057	19,215
Current portion of obligations under finance leases	33	6,109	4,596
Current portion of borrowings	34	38,214	28,676
Income tax payable		169	229
Current portion of provision for return condition checks for aircraft under operating leases	35	1,281	1,267
Derivative financial instruments	39	4	–
		74,387	61,130
Net current liabilities		**(51,309)**	(42,887)
Total assets less current liabilities		**123,605**	104,699

Consolidated Statement of Financial Position

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

	Notes	31 December 2015 RMB million	31 December 2014 RMB million
Non-current liabilities			
Obligations under finance leases	33	**46,290**	34,099
Borrowings	34	**28,498**	30,513
Provision for return condition checks for aircraft under operating leases	35	**2,222**	2,617
Other long-term liabilities	36	**3,990**	2,756
Post-retirement benefit obligations	37	**2,569**	2,822
Deferred tax liabilities	38	**8**	26
Derivative financial instruments	39	**97**	95
		83,674	72,928
Net assets		**39,931**	31,771
Equity			
Equity attributable to the equity holders of the Company			
– Share capital	41	**13,140**	12,674
– Reserves	42	**24,271**	17,300
		37,411	29,974
Non-controlling interests		**2,520**	1,797
Total equity		**39,931**	31,771

The financial statements were approved by the Board of Directors on 30 March 2016 and were signed on its behalf.

Liu Shaoyong
Director

Ma Xulun
Director

Consolidated Statement of Changes in Equity

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2015

| | Attributable to equity holders of the Company | | | | | |
	Share capital RMB million	Other reserves RMB million	Retained profits/ (accumulated losses) RMB million	Subtotal RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2014	12,674	16,823	(2,595)	26,902	1,680	28,582
Profit for the year	–	–	3,410	3,410	130	3,540
Other comprehensive income	–	(339)	–	(339)	7	(332)
Total comprehensive income for the year	–	(339)	3,410	3,071	137	3,208
Dividends paid to non-controlling interests	–	–	–	–	(20)	(20)
Others	–	1	–	1	–	1
Balance at 31 December 2014	12,674	16,485	815	29,974	1,797	31,771
Profit for the year	–	–	4,537	4,537	506	5,043
Other comprehensive income	–	297	–	297	3	300
Total comprehensive income for the year	–	297	4,537	4,834	509	5,343
Issue of shares (Note 41)	466	2,389	–	2,855	–	2,855
Acquisition of non-controlling interests	–	(252)	–	(252)	252	–
Dividends paid to non-controlling interests	–	–	–	–	(38)	(38)
Transfer from retained profits	–	184	(184)	–	–	–
Balance at 31 December 2015	**13,140**	**19,103***	**5,168***	**37,411**	**2,520**	**39,931**

*   These reserve accounts comprise the consolidated reserves of RMB24,271 million (2014: RMB17,300 million) in the consolidated statement of financial position.

Consolidated Statement of Cash Flows

(Prepared in accordance with International Financial Reporting Standards)
For the year ended 31 December 2015

	Notes	2015 RMB million	2014 RMB million
Cash flows from operating activities			
Cash generated from operations	45(a)	25,535	12,767
Income tax paid		(1,210)	(471)
Net cash flows from operating activities		24,325	12,296
Cash flows from investing activities			
Additions to property, plant and equipment		(8,609)	(5,640)
Additions to lease prepayments	20	(82)	(109)
Additions to intangible assets	17	(109)	(79)
Advanced payments on acquisition of aircraft	21	(24,772)	(20,067)
Proceeds from disposal of assets classified as held for sale		4,227	344
Proceeds from disposal of property, plant and equipment		1,294	1,623
Proceeds from disposal of lease payments		47	–
Decrease in restricted and short-term bank deposits		3	–
Proceeds from disposal of short-term deposits		–	132
Purchase of a shareholding in a joint venture		–	(58)
Increase in shareholding in associates		(413)	–
Acquisition of a subsidiary, net of cash acquired		–	16
Purchases of available-for-sale investments		–	(7)
Interest received		66	88
Dividends received		92	75
Proceeds from disposal of interest in a subsidiary		49	–
Repayment of loans from an associate		372	–
Advances of loans to an associate		–	(369)
Proceeds from disposal of interests in available-for-sale investments		35	18
Net cash flows used in investing activities		(27,800)	(24,033)
Cash flows from financing activities			
Proceeds from issue of shares		2,855	–
Proceeds from draw-down of short-term bank loans		26,916	33,863
Repayments of short-term debentures		(10,000)	(4,000)
Repayments of short-term bank loans		(34,767)	(27,810)
Proceeds from issuance of short-term debentures		21,500	4,000
Proceeds from issuance of long-term debentures and bonds		–	3,300
Proceeds from government grants		–	3
Proceeds from draw-down of long-term bank loans and other financing activities		24,572	16,971
Repayments of long-term bank loans		(10,540)	(7,451)
Repayments of long-term bonds		–	(2,500)
Principal repayments of finance lease obligations		(6,350)	(3,250)
Interest paid		(3,065)	(1,994)
Dividends paid to non-controlling interests of subsidiaries		(38)	(20)
Net cash flows from financing activities		11,083	11,112
Net increase/(decrease) in cash and cash equivalents		7,608	(625)
Cash and cash equivalents at beginning of year		1,355	1,995
Effect of foreign exchange rate changes		117	(15)
Cash and cash equivalents at 31 December	30	9,080	1,355

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

1. Corporate and Group Information

China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares, was established in the People's Republic of China (the "PRC") on 14 April 1995. The address of the Company's registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Receipts are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

These financial statements were approved and authorised for issue by the Company's Board of Directors (the "Board") on 30 March 2016.

Information about subsidiaries

Particulars of the Company's principal subsidiaries are as follows:

Name	Place of incorporation/ registration and address	Issued ordinary/ registered share capital million	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect	
China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu")	PRC 3 May 1993	RMB2,000	62.56%	–	Provision of airline services
China Eastern Airlines Wuhan Co.,Ltd. ("CEA Wuhan")	PRC 16 August 2002	RMB1,750	60%	–	Provision of airline services
Shanghai Eastern Flight Training Co., Ltd. ("Shanghai Flight Training")	PRC 18 December 1995	RMB694	100%	–	Provision of flight training services
Shanghai Airlines Co., Ltd. ("Shanghai Airlines")	PRC 16 March 2010	RMB500	100%	–	Provision of airline services
China Cargo Airlines Co., Ltd. ("China Cargo")	PRC 22 July 1998	RMB3,000	–	83%	Provision of cargo carriage service
China Eastern Airlines Technology Co., Ltd. ("Eastern Technology")	PRC 19 November 2014	RMB4,300	100%	–	Provision of airline maintenance services
Shanghai Eastern Airlines Logistics Co., Ltd. ("Eastern Logistics")	PRC 23 August 2004	RMB1,150	100%	–	Provision of cargo logistics services
Eastern Business Airlines Service Co., Ltd. ("Eastern Business Airlines Service")	PRC 27 September 2008	RMB50	100%	–	Provision of airlines consultation services

1. Corporate and Group Information (continued)

Information about subsidiaries (continued)

| Name | Place of incorporation/ registration and address | Issued ordinary/ registered share capital million | Percentage of equity attributable to the Company | | Principal activities |
			Direct	Indirect	
China Eastern Airlines Yunnan Co., Ltd. ("CEA Yunnan")	PRC 2 August 2011	RMB3,662	90.36%	–	Provision of airline services
Eastern Air Overseas (Hong Kong) Co., Ltd. ("Eastern Air Overseas")	Hong Kong 10 June 2011	HKD30	100%	–	Provision of import and export, investment, leasing and consultation services
China United Airlines Co., Ltd. ("China United Airlines")	PRC 21 September 1984	RMB1,320	100%	–	Provision of airline services
Eastern Airlines Hotel Co., Ltd.	PRC18 March 1998	RMB70	100%	–	Provision of hotel services primarily to crew members
Shanghai Airlines Tours International (Group) Co., Ltd. ("Shanghai Airlines Tours")	PRC 29 August 1992	RMB50	100%	–	Tour operations, travel and air ticketing agency and transportation
China Eastern Airlines Application Development Center Co., Ltd. ("Application Development Center")	PRC 21 November 2011	RMB498	100%	–	Provision of R&D of technology and products in the field of aviation

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

All of the PRC-incorporated subsidiaries of the Company listed above are limited liability companies.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

2.1 Basis of Preparation

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain available-for-sale investments and derivative financial instruments which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest million except when otherwise indicate.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2015. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)   the contractual arrangement with the other vote holders of the investee;
(b)   rights arising from other contractual arrangements; and
(c)   the Group's voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described for subsidiaries above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognises (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognises (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Group's share of components previously recognised in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

Going concern

As at 31 December 2015, the Group's current liabilities exceeded its current assets by approximately RMB51.31 billion. In preparing the financial statements, the Board conducts an adequate and detailed review over the Group' s going concern ability based on the current financial situation.

The Board has taken active actions to deal with the situation that current liabilities exceeded its current assets and the Board is confident that they have obtained adequate credit facility from the banks to support the floating capital. As at 31 December 2015, the Group had total unutilised credit facility amounting to approximately RMB55.17 billion from banks.

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

2.2 Changes in Accounting Policies and Disclosures

The Group has adopted the following revised standards for the first time for the current year's financial statements.

Amendments to IAS 19	*Defined Benefit Plans: Employee Contributions*
Annual Improvements to IFRSs 2010–2012 Cycle	Amendments to a number of IFRSs
Annual Improvements to IFRSs 2011–2013 Cycle	Amendments to a number of IFRSs

The above new and amended standards have had no material impact on the Group.

The nature and the impact of each amendment is described below:

(a)   Amendments to IAS 19 apply to contributions from employees or third parties to defined benefit plans. The amendments simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction of service cost in the period in which the related service is rendered. The amendments have had no impact on the Group as the Group's post-retirement benefit plan does not require the contributions from employees.

(b)   The *Annual Improvements to IFRSs 2010-2012 Cycle* sets out amendments to a number of IFRSs. Details of the amendments that are effective for the current year are as follows:

  •   IFRS 8 *Operating Segments*: Clarifies that an entity must disclose the judgements made by management in applying the aggregation criteria in IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics used to assess whether the segments are similar. The amendments also clarify that a reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker. The amendments have had no impact on the Group.

  •   IAS 16 *Property, Plant and Equipment* and IAS 38 *Intangible Assets*: Clarifies the treatment of gross carrying amount and accumulated depreciation or amortisation of revalued items of property, plant and equipment and intangible assets. The amendments have had no impact on the Group as the Group does not apply the revaluation model for the measurement of these assets.

  •   IAS 24 *Related Party Disclosures*: Clarifies that a management entity (i.e., an entity that provides key management personnel services) is a related party subject to related party disclosure requirements. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendment has had no impact on the Group as the Group does not receive any management services from other entities.

(c)   The *Annual Improvements to IFRSs 2011-2013 Cycle* sets out amendments to a number of IFRSs. Details of the amendments that are effective for the current year are as follows:

  •   IFRS 3 *Business Combinations*: Clarifies that joint arrangements but not joint ventures are outside the scope of IFRS 3 and the scope exception applies only to the accounting in the financial statements of the joint arrangement itself. The amendment is applied prospectively. The amendments have had no impact on the Group.

  •   IFRS 13 *Fair Value Measurement*: Clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 or IAS 39 as applicable. The amendment is applied prospectively from the beginning of the annual period in which IFRS 13 was initially applied. The amendment has had no impact on the Group as the Group does not apply the portfolio exception in IFRS 13.

  •   IAS 40 *Investment Property*: Clarifies that IFRS 3, instead of the description of ancillary services in IAS 40 which differentiates between investment property and owner-occupied property, is used to determine if the transaction is a purchase of an asset or a business combination. The amendment is applied prospectively for acquisitions of investment properties. The amendment has had no impact on the Group as the Group did not purchase any investment properties during the year.

In addition, the Company has adopted the amendments to the Listing Rules issued by the Hong Kong Stock Exchange relating to the disclosure of financial information with reference to the Hong Kong Companies Ordinance (Cap. 622) during the current financial year. The main impact to the financial statements is on the presentation and disclosure of certain information in the financial statements.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

2.3 Issued But Not Yet Effective International Financial Reporting Standards

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these financial statements.

IFRS 9	*Financial Instruments*[3]
Amendments to IFRS 10 and IAS 28	*Sale or Contribution of Assets between an Investor and its Associate or Joint Venture*[6]
Amendments to IFRS 10, IFRS 12 and IAS 28	*Investment Entities: Applying the Consolidation Exception*[1]
Amendments to IFRS 11	*Accounting for Acquisitions of Interests in Joint Operations*[1]
IFRS 14	*Regulatory Deferral Accounts*[5]
IFRS 15	*Revenue from Contracts with Customers*[3]
IFRS 16	*Leases*[4]
Amendments to IAS 1	*Disclosure Initiative*[1]
Amendments to IAS 7	*Disclosure Initiative*[2]
Amendments to IAS 12	*Recognition of Deferred Tax Assets for Unrealised Losses*[2]
Amendments to IAS 16 and IAS 38	*Clarification of Acceptable Methods of Depreciation and Amortisation*[1]
Amendments to IAS 16 and IAS 41	*Agriculture: Bearer Plants*[1]
Amendments to IAS 27	*Equity Method in Separate Financial Statements*[1]
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs[1]

[1]   Effective for annual periods beginning on or after 1 January 2016
[2]   Effective for annual periods beginning on or after 1 January 2017
[3]   Effective for annual periods beginning on or after 1 January 2018
[4]   Effective for annual periods beginning on or after 1 January 2019
[5]   Effective for an entity that first adopts IFRSs for its annual financial statements beginning on or after 1 January 2016 and therefore is not applicable to the Group
[6]   No mandatory effective date yet determined

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

IFRS 9 introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from 1 January 2018. The Group is currently assessing the impact of the standard.

The amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor's profit or loss only to the extent of the unrelated investor's interest in that associate or joint venture. The amendments are to be applied prospectively.

The amendments to IFRS 11 require that an acquirer of an interest in a joint operation in which the activity of the joint operation constitutes a business must apply the relevant principles for business combinations in IFRS 3. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation. The amendments are not expected to have any impact on the financial position or performance of the Group upon adoption on 1 January 2016.

2.3 Issued But Not Yet Effective International Financial Reporting Standards (continued)

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. The Group expects to adopt IFRS 15 on 1 January 2018. The Group is currently assessing the impact of the standard.

IFRS 16 set outs the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure the lessees and the lessors provide relevant information in a manner that faithfully represents those transactions. The standard introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis, and subsequently, a lessee recognises depreciation of the right-of-use asset and interest on the lease liability. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, IFRS 16 also requires enhanced disclosures to be provided by lessors. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. The Group expects to adopt IFRS 16 on 1 January 2019 and is currently assessing the impact of the standard upon adoption.

Amendments to IAS 1 include narrow-focus improvements in respect of the presentation and disclosure in financial statements. The amendments clarify:

(i)   the materiality requirements in IAS 1;
(ii)   that specific line items in the statement of profit or loss and other comprehensive income and the statement of financial position may be disaggregated;
(iii)   that entities have flexibility as to the order in which they present the notes to financial statements; and
(iv)   that the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of profit or loss and other comprehensive income. The Group expects to adopt the amendments from 1 January 2016. The amendments are not expected to have any significant impact on the Group's financial statements.

Amendments to IAS 16 and IAS 38 clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through the use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are to be applied prospectively. The amendments are not expected to have any significant impact on the financial position or performance of the Group upon adoption on 1 January 2016.

Amendments to IAS 7 require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, both from cash flows and non-cash changes. The amendments are mandatory for annual periods beginning on or after 1 January 2017 and are not expected to have any significant impact on the Group's financial statements.

2.4 Summary of Significant Accounting Policies

Investments in associates and joint ventures

An associate is an entity in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group's share of the post-acquisition results and other comprehensive income of associates and joint ventures is included in the consolidated statement of profit or loss and other comprehensive income. In addition, when there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealised gains and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group's investments in the associates or joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates or joint ventures is included as part of the Group's investments in associates or joint ventures.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method. In all other cases, upon loss of significant influence over the associate or joint control over the joint venture, the Group measures and recognises any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

When an investment in an associate or a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*.

Segmental reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the office of the General Manager that makes strategic decisions.

Foreign currency translation

(i)   Functional currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in "RMB", which is the Company's functional currency.

(ii)   Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when deferred in other comprehensive income as qualifying cash flow hedges or qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in profit or loss within 'finance income' or 'finance costs'.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognised in other comprehensive income or profit or loss is also recognised in other comprehensive income or profit or loss, respectively).

2.4 Summary of Significant Accounting Policies (continued)

Revenue recognition and sales in advance of carriage

Revenue comprises the fair value of the consideration received or receivable for the provision of services and the sale of goods in the ordinary course of the Group's activities. Revenue is stated net of business taxes or value-added taxes, returns, rebates and discounts and after eliminating sales within the Group.

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following basis:

(i)   Traffic revenues

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is recognised as sales in advance of carriage ("SIAC").

(ii)   Ground service income and tour operation revenues

Revenues from the provision of ground services, tour, travel services and other travel related services are recognised when the services are rendered.

(iii) Cargo handling income

Revenues from the provision of cargo handling are recognised when the services are rendered.

(iv)   Commission income

Commission income represents amounts earned from other carriers in respect of sales made by the Group on their behalf, and is recognised in profit or loss upon ticket sales.

(v)   Other revenue

Revenues from other operating businesses, including income derived from the provision of freight forwarding, are recognised when the services are rendered.

(vi)   Frequent flyer programmes

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired.

(vii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest rate method.

The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to profit or loss over the expected useful life of the relevant asset by equal annual instalments or deducted from the carrying amount of the asset and released to profit or loss by way of a reduced depreciation charge.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

2.4 Summary of Significant Accounting Policies (continued)

Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has obligations to fulfil certain return conditions under the leases. Provision for the estimated cost of these return condition checks is made on a straight-line basis over the term of the leases.

In respect of aircraft and engines owned by the Group or held under finance leases, overhaul costs that meet specific recognition criteria are capitalised as a component of property, plant and equipment and are depreciated over the appropriate maintenance cycles.

All other repairs and maintenance costs are charged to profit or loss as and when incurred.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised. All other borrowing costs are expensed in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Income tax

Income tax for the period comprises current and deferred tax. Income tax is recognised in profit or loss, except that it relates to items recognised in other comprehensive income or directly in equity. In this case the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting period arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purpose. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill and deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Intangible assets

(i)   Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group's previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

China Eastern Airlines Corporation Limited
Annual Report 2015

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

2.4 Summary of Significant Accounting Policies (continued)

Intangible assets (continued)

(i)   Goodwill (continued)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

(ii)   Computer software costs

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of 5 years. Costs associated with developing or maintaining computer software programs are recognised as expenses when incurred.

Deferred pilot recruitment costs

Deferred pilot recruitment costs represent the costs borne by the Group in connection with securing certain minimum period of employment of pilots and are amortised on a straight-line basis over the anticipated beneficial period of 5 years, starting from the date the pilot joins the Group.

Related parties

A party is considered to be related to the Group if:

(a)   the party is a person or a close member of that person's family and that person

      (i)   has control or joint control over the Group;

      (ii)   has significant influence over the Group;

      (iii)   is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)   the party is an entity where any of the following conditions applies:

      (i)   the entity and the Group are members of the same group;

      (ii)   one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

      (iii)   the entity and the Group are joint ventures of the same third party;

      (iv)   one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

      (v)   the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group and the sponsoring employers of the post-employment benefit plan;

      (vi)   the entity is controlled or jointly controlled by a person identified in (a);

      (vii)   a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

      (viii)   the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

2.4 Summary of Significant Accounting Policies (continued)

Property, plant and equipment

Property, plant and equipment are recognised initially at cost which comprises purchase price, and any directly attributable costs of bringing the assets to the working condition and location for their intended use.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

When each major aircraft overhaul is performed, its cost is recognised in the carrying amount of the item of property, plant and equipment and is depreciated over the appropriate maintenance cycles. Components related to airframe overhaul cost, are depreciated on a straight-line basis over 5 to 7.5 years. Components related to engine overhaul costs, are depreciated between each overhaul period using the ratio of actual flying hours and estimated flying hours between overhauls. Upon completion of an overhaul, any remaining carrying amount of the cost of the previous overhaul is derecognised and charged to profit or loss.

Except for components related to overhaul costs, the depreciation method of which has been described in the preceding paragraph, other depreciation of property, plant and equipment is calculated using the straight-line method to write off their costs to their residual values over their estimated useful lives, as follows:

Owned and finance leased aircraft and engines	15 to 20 years
Other flight equipment, including rotables	10 years
Buildings	8 to 45 years
Other property, plant and equipment	3 to 20 years

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each financial year end. The carrying amount of an item of property, plant and equipment is written off immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the assets' carrying amounts and are recognised in profit or loss.

Construction in progress represents buildings under construction and equipment pending for installation. This includes the costs of construction or acquisition and capitalised borrowing cost. No depreciation is provided on construction in progress until the asset is completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. After initial recognition, the Group chooses the cost model to measure all of its investment properties.

Depreciation is calculated on the straight-line basis to write off the cost to its residual value over its estimated useful life. The estimated useful lives are as follows:

Buildings	30 to 35 years

The carrying amounts of investment properties measured using the cost method are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Any gains or losses on the retirement or disposal of an investment property are recognised in profit or loss in the year of the retirement or disposal.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

2.4 Summary of Significant Accounting Policies (continued)

Impairment of investments in subsidiaries, associates, joint ventures and non-financial assets

Assets that have indefinite useful lives or which are not yet available for use are not subject to amortisation and are tested for impairment at least annually or whenever there is indication of impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

Non-current assets and disposal groups held for sale

Non-current assets and disposal of groups are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets or disposal groups and its sale must be highly probable. All assets and liabilities of a subsidiary classified as a disposal group are reclassified as held for sale regardless of whether the Group retains a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortised.

Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of the land use rights on a straight-line basis.

Advanced payments on acquisition of aircraft

Advanced payments on acquisition of aircraft represent payments to aircraft manufacturers to secure deliveries of aircraft in future years, including attributable borrowing costs, and are included in non-current assets. The balance is transferred to property, plant and equipment upon delivery of the aircraft.

Flight equipment spare parts

Flight equipment spare parts are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of flight equipment spare parts comprises the purchase price (net of discounts), freight charges, duty and other miscellaneous charges. Net realisable value is the estimated selling price of the flight equipment in the ordinary course of business, less applicable selling expenses.

Trade and other receivables

Trade and other receivables are non-derivative financial assets with fixed or determined payments that are not quoted in an active trade market. The Group's trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade and other receivables is provided when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade and other receivables are impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in profit or loss. When trade and other receivables are uncollectible, they are written off against the provision account for trade and other receivables. Subsequent recoveries of amounts previously written off are credited in profit or loss.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

2.4 Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including assets similar in nature to cash, which are not restricted as to use.

Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade and other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date in which case such borrowings are classified as non-current liabilities.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; provided that the amount can be reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

For the contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, the present obligation under the contract is recognised and measured as a provision.

Leases

(i)   As lessee

Finance leases

Leases where the Group has acquired substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the assets and the present value of the minimum lease payments.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

2.4 Summary of Significant Accounting Policies (continued)

Leases (continued)

(i) As lessee (continued)

Finance leases (continued)

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in current portion of obligation under finance leases and obligations under finance leases, respectively. The interest element of the finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Leased assets are depreciated using a straight-line basis over their expected useful lives to residual values.

For sale and leaseback transactions resulting in a finance lease, differences between sales proceeds and net book values are deferred and amortised over the lease terms.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

For sale and leaseback transactions resulting in an operating lease, differences between sales proceeds and net book values are recognised immediately in profit or loss, except to the extent that any profit or loss is compensated for by future lease payments at above or below market value, then the profit or loss is deferred and amortised over the period for which the asset is expected to be used.

(ii) As lessor

Assets leased out under operating leases are included in property, plant and equipment in the statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar property, plant and equipment. Rental income is recognised on a straight-line basis over the lease term.

Retirement benefits

(i) Defined contribution plans

The Group participates in schemes regarding pension and medical benefits for employees organised by the municipal governments of the relevant provinces. Contributions to these schemes are expensed as incurred.

The Group also implemented an additional defined contribution pension benefit scheme (annuity) for voluntary eligible employees. Contributions are made based on a percentage of the employees' total salaries and are charged to profit or loss as incurred.

(ii) Defined benefit plan

The Group provides eligible retirees with certain post-retirement benefits including retirement subsidies, transportation allowance as well as other welfare. The defined post-retirement benefits are unfunded. The cost of providing benefits under the post-retirement benefit plan is determined using the projected unit credit actuarial valuation method.

Remeasurements arising from the post-retirement benefit plan, comprising actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest), are recognised immediately in the consolidated statement of financial position with a corresponding debit or credit to equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognised in profit or loss at the earlier of:

- the date of the plan amendment or curtailment; and

- the date that the Group recognises restructuring-related costs

2.4 Summary of Significant Accounting Policies (continued)

Retirement benefits (continued)

(ii)   Defined benefit plan (continued)

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the following changes in the net defined benefit obligation under "Wages, salaries and benefits" and "Finance costs" in profit or loss:

- service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements

- net interest expense

Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risk and interest rate risk, respectively. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognised in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment; or

- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, or a foreign currency risk in an unrecognised firm commitment; or

- hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting, the risk management objective and its strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Group will assess the hedging instrument's effectiveness of changes in the hedging instrument's fair value in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognised in profit or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying amount of the hedged item and is also recognised in profit or loss.

For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through profit or loss over the remaining term of the hedge using the effective interest rate method. Effective interest rate amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognised, the unamortised fair value is recognised immediately in profit or loss.

2.4 Summary of Significant Accounting Policies (continued)

Derivative financial instruments and hedge accounting (continued)

Fair value hedges (continued)

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in profit or loss. The changes in the fair value of the hedging instrument are also recognised in profit or loss.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognised directly in other comprehensive income in the hedging reserve, while any ineffective portion is recognised immediately in profit or loss.

Amounts recognised in other comprehensive income are transferred to profit or loss when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognised or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognised in other comprehensive income are transferred to the initial carrying amount of the non-financial asset or non-financial liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, the amounts previously recognised in other comprehensive income remain in other comprehensive income until the forecast transaction occurs or the foreign currency firm commitment is met.

Current versus non-current classification

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged items is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Available-for-sale investments

Investments in securities other than subsidiaries, associates and joint ventures, being held for non-trading purposes, are classified as available-for-sale investments and are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. At each reporting date, the fair value is remeasured, with any resulting gain or loss being recognised in other comprehensive income, except for impairment losses. When these investments are derecognised, the cumulative gain or loss previously recognised in other comprehensive income is recognised in profit or loss.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group assesses at each reporting date whether there is objective evidence that a financial asset is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the securities below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss, measured as the difference between the acquisition cost and the current fair value less any impairment loss on that financial asset previously recognised in profit or loss, is removed from equity and recognised in profit or loss. Impairment losses recognised in profit or loss on equity instruments are not reversed through profit or loss.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the consolidated financial statements in the period in which the dividends are approved by the Company's shareholders.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

2.4 Summary of Significant Accounting Policies (continued)

Fair value measurement

The Group measures its derivative financial instruments and listed equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Business combination

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree's identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

2.4 Summary of Significant Accounting Policies (continued)

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group's consolidated statement of financial position) when:

- the rights to receive cash flows from the asset have expired; or

- the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group's continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

3. Financial Risk Management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and fuel price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage risk exposures whenever management considers necessary.

Risk management is carried out by a central treasury department (the "Group Treasury") under policies approved by the Board. The Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group's operating units. The overall risk management strategies, as well as written policies covering specific areas, such as foreign currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments were approved by the Board.

Foreign currency risk

The Group operates its business in many countries and territories. The Group generates its revenue in different currencies, and its foreign currency liabilities at the end of the period are much higher than its foreign currency assets. The Group's major liability item (mainly resulting from purchases of aircraft) is mainly priced and settled in foreign currencies, primarily US dollars. The Group is exposed to currency risks from fluctuations in various foreign currency exchange rates against RMB.

RMB is not a freely convertible currency and is regulated by the PRC government. Limitation on foreign exchange transactions imposed by the PRC government could cause future exchange rates to vary significantly from current or historical exchange rates.

In addition, fluctuations in foreign currency exchange rates will affect the Group's future costs for purchases of aircraft, flight equipment and aviation fuel, and take-off and landing charges in foreign airports.

The Group entered into certain foreign exchange forward contracts and cross currency swap to manage part of these foreign currency risks. As at 31 December 2015, the currency derivatives at notional value and cross currency swap at notional value were RMB78 million and RMB244 million, respectively. Details of foreign currency forward contracts and cross currency swap are disclosed in Note 39 to the financial statements.

3. Financial Risk Management (continued)

(a) Financial risk factors (continued)

Foreign currency risk (continued)

The following tables detail the Group's exposure at the reporting dates to major currency risk:

	2015		
	USD RMB million	Euro RMB million	JPY RMB million
Trade and other receivables	1,684	92	16
Cash and cash equivalents	7,755	56	36
Deposits relating to aircraft under operating leases	145	–	–
Other non-current assets	322	–	–
Trade and other payables	(124)	–	(3)
Obligations under finance leases	(50,342)	–	(344)
Borrowings	(36,943)	–	–

	2014		
	USD RMB million	Euro RMB million	JPY RMB million
Trade and other receivables	1,684	97	12
Cash and cash equivalents	490	45	16
Deposits relating to aircraft under operating leases	482	–	–
Other non-current assets	46	–	–
Trade and other payables	(30)	–	(2)
Obligations under finance leases	(36,437)	–	(375)
Borrowings	(42,984)	–	–

The following tables indicate the approximate change in the Group's consolidated statement of profit or loss and other comprehensive income in response to a 1% appreciation or depreciation of the RMB against the following major currencies at the reporting dates:

	2015		2014	
	Effect on profit or loss income RMB million	Effect on other comprehensive income RMB million	Effect on profit or loss RMB million	Effect on other comprehensive RMB million
If the RMB(weakens)/strengthens against the US dollars	(581)/581	–	(628)/628	–
If the RMB(weakens)/strengthens against the Euro	1/(1)	–	2/(2)	–
If the RMB(weakens)/strengthens against the Japanese Yen	(2)/2	–	(4)/4	–

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

3. Financial Risk Management (continued)

(a) Financial risk factors (continued)

Interest rate risk

The Group's interest rate risk primarily arises from borrowings and obligations under finance leases. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings and finance leases issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the proportion of borrowings and finance leases issued at variable rates and fixed rates based on the market environment.

The Group's finance department has been monitoring the level of interest rates. The increase in the interest rates will increase the interest costs of borrowings and finance leases issued at variable rates, which will further impact the performance of the Group. To hedge against the variability in the cash flows arising from a change in market interest rates, the Group has entered into certain interest rate swaps to swap variable rates into fixed rates. The interest rates and terms of repayment of borrowings made to the Group and interest rate swaps are disclosed in Notes 34 and 39(a) to the financial statements.

The following tables detail the interest rate profiles of the Group's interest-bearing financial instruments at the reporting dates:

	2015 RMB million	2014 RMB million
Floating rate instruments		
Cash and cash equivalents	9,080	1,355
Restricted bank deposits and short-term bank deposits	35	38
Bills payable included in trade and bills payable	(800)	–
Borrowings	(34,823)	(37,302)
Obligations under finance leases	(52,399)	(38,695)
Interest rate swap at notional amount	9,474	4,791
Cross currency swap at notional amount	244	–

	2015 RMB million	2014 RMB million
Fixed rate instruments		
Borrowings	(31,889)	(21,887)
Interest rate swap at notional amount	48	110

The following table indicates the approximate change in the Group's profit or loss and other comprehensive income, taking the interest rate swap into consideration, if interest rate had been 25 basis points higher with all other variables held constant:

	2015		2014	
	Effect on profit or loss income RMB million	Effect on other comprehensive income RMB million	Effect on profit or loss RMB million	Effect on other comprehensive RMB million
Floating rate instruments	(148)	18	(161)	12

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

3. Financial Risk Management (continued)

(a) Financial risk factors (continued)

Fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense component for the Group. Aircraft fuel accounts for approximate 23% of the Group's operating expenses (2014: 34%).

As at 31 December 2015, the Group had no open crude oil option contracts.

For the year ended 31 December 2015, if fuel price had been 5% higher/lower with all other variables held constant, the Group's fuel cost would have been RMB1,016 million higher/lower (2014: RMB1,512 million higher/lower).

Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents, deposits and derivative financial instruments with banks and financial institutions, as well as credit exposures to sales agents.

A significant portion of the Group's air tickets are sold by sales agents participating in the Billing and Settlements Plan ("BSP"), a clearing system between airlines and sales agents organised by the International Air Transportation Association. The balance due from BSP agents amounted to approximately RMB752 million as at 31 December 2015 (2014: approximately RMB848 million). The credit risk exposure to BSP and the remaining trade receivables are maintained by the Group on an on-going basis and the allowance for impairment of doubtful debts is within management's expectations.

The Group's cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks which are highly rated by international credit rating companies. The Group also deposits cash and cash equivalents in an associate financial institution owned by its holding company (Note 47(c)(iii)). Management does not expect any loss to arise from non-performance by these banks and the financial institution.

Transactions in relation to derivative financial instruments are only carried out with reputable banks and financial institutions. The Group has policies that limit the amount of credit exposure to any bank and financial institution. Management does not expect any losses from non-performance by these banks and financial institutions.

Liquidity risk

The Group's primary cash requirements have been for day-to-day operations, additions of and upgrades to aircraft, engines and flight equipment and repayments of related borrowings. The Group finances its working capital requirements through a combination of funds generated from operations and borrowings including bank loans, debentures and bonds (both short-term and long-term). The Group generally finances the acquisition of aircraft through long-term finance leases or bank loans.

The Group operates with a working capital deficit. As at 31 December 2015, the Group's net current liabilities amounted to RMB51,309 million (2014: RMB42,887 million). For the year ended 31 December 2015, the Group recorded a net cash inflow from operating activities of RMB24,325 million (2014: inflow RMB12,296 million), a net cash outflow from investing activities and financing activities of RMB16,717 million (2014: outflow RMB12,921 million), and an increase in cash and cash equivalents of RMB7,608 million (2014: decrease of RMB625 million).

The Directors of the Company believe that cash from operations and bank loans will be sufficient to meet the Group's operating cash flow. Due to the dynamic nature of the underlying businesses, the Group's treasury policy aims at maintaining flexibility in funding by keeping credit lines available. The Directors of the Company believe that the Group has obtained sufficient general credit facilities from the PRC banks for financing future capital commitments and for working capital purposes (see Note 2.1).

The table below analyses the Group's financial liabilities that will be settled into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

3. Financial Risk Management (continued)

(a) Financial risk factors (continued)

Liquidity risk (continued)

	Less than 1 year RMB million	Between 1 and 2 years RMB million	Between 2 and 5 years RMB million	Over 5 years RMB million
At 31 December 2015				
Borrowings	39,794	11,067	9,477	10,873
Derivative financial instruments	4	–	58	39
Obligations under finance leases	7,377	7,101	19,183	25,167
Trade, bills and other payables	15,433	–	–	–
Total	62,608	18,168	28,718	36,079

	Less than 1 year RMB million	Between 1 and 2 years RMB million	Between 2 and 5 years RMB million	Over 5 years RMB million
At 31 December 2014				
Borrowings	30,204	9,751	12,532	12,170
Derivative financial instruments	–	18	59	18
Obligations under finance leases	5,453	5,174	13,165	19,272
Trade, bills and other payables	14,901	–	–	–
Total	50,558	14,943	25,756	31,460

(b) Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratios at 31 December 2015 and 2014 were as follows:

	2015 RMB million	2014 RMB million
Total liabilities	158,061	134,058
Total assets	197,992	165,829
Debt ratio	0.80	0.81

3. Financial Risk Management (continued)

(c) Fair value estimation of financial assets and liabilities

Financial instruments not measured at fair value

The carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	2015		2014	
	Carrying amounts	**Fair values**	Carrying amounts	Fair values
	RMB million	**RMB million**	RMB million	RMB million
Financial assets				
Deposits relating to aircraft held under operating leases included in other non-current assets	**338**	**316**	482	466
Financial liabilities				
Long-term bank borrowings	**33,386**	**32,880**	30,925	31,914
Obligations under finance leases	**52,399**	**50,839**	38,695	38,455
Total	**85,785**	**83,719**	69,620	70,369

Management assessed cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade receivables, other receivables, trade and bills payable, other payables, short-term debentures, short-term bank borrowings and short-term guaranteed bonds. Given their short term nature, their carrying amounts approximated to their fair values.

The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, long-term bank borrowings and obligations under finance leases have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

Financial instruments measured at fair value

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with high credit ratings. Derivative financial instruments, including forward currency contracts, interest rate swaps, cross currency swap are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. As at 31 December 2015, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

3. Financial Risk Management (continued)

(c) Fair value estimation of financial assets and liabilities (continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets and liabilities measured at fair value:

As at 31 December 2015

| | Fair value measurement using | | | |
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets				
Derivative financial instruments				
– Forward foreign exchange contracts (Note 39(b))	–	16	–	16
– Interest rate swaps (Note 39(a))	–	22	–	22
– Cross currency swap (Note 39(c))	–	7	–	7
Available-for-sale investments	317	–	–	317
Total	317	45	–	362
Liabilities				
Derivative financial instruments				
– Interest rate swaps (Note 39(a))	–	101	–	101

As at 31 December 2014

| | Fair value measurement using | | | |
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets				
Derivative financial instruments				
– Forward foreign exchange contracts (Note 39(b))	–	27	–	27
– Interest rate swaps (Note 39(a))	–	8	–	8
Available-for-sale investments	195	–	–	195
Total	195	35	–	230
Liabilities				
Derivative financial instruments				
– Interest rate swaps (Note 39(a))	–	95	–	95

The fair value of financial instruments traded in active markets was based on quoted market prices at the reporting dates. Available-for-sale investments are listed A share and listed H share stock investments.

The fair values of derivative financial instruments are determined by using valuation techniques. These valuation techniques use applicable models and maximise the use of observable market data where it is available and also use quoted market prices or dealer quotes for reference.

3. Financial Risk Management (continued)

(c) Fair value estimation of financial assets and liabilities (continued)

Fair value hierarchy (continued)

Assets and liabilities for which fair values are disclosed:

As at 31 December 2015

	Fair value measurement using			
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets				
Deposits relating to aircraft held under operating leases included in other long-term assets	–	316	–	316
Liabilities				
Long-term bank borrowings	–	32,880	–	32,880
Obligations under finance leases	–	50,839	–	50,839
Total	**–**	**83,719**	**–**	**83,719**

As at 31 December 2014

	Fair value measurement using			
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Assets				
Deposits relating to aircraft held under operating leases included in other long-term assets	–	482	–	482
Liabilities				
Long-term bank borrowings	–	30,925	–	30,925
Obligations under finance leases	–	38,695	–	38,695
Total	–	69,620	–	69,620

4. Critical Accounting Estimates and Judgements

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Revenue recognition

The Group recognises traffic revenues in accordance with the accounting policy stated in Note 2.4 to the financial statements. Unused tickets are recognised in traffic revenues based on current estimates. Management periodically evaluates the balance in the SIAC and records any adjustments, which can be material, in the period the evaluation is completed.

These adjustments result from differences between the estimates of certain revenue transactions and the timing of recognising revenue for any unused air tickets and the related sales price, and are impacted by various factors, including a complex pricing structure and interline agreements throughout the industry, which affect the timing of revenue recognition.

(b) Frequent flyer programme

The Group operates frequent flyer programmes that provide travel awards to programme members based on accumulated miles. A portion of passengers' revenue attributable to the award of frequent flyer benefits is deferred and recognised when the miles have been redeemed or have expired. The deferment of revenue is estimated based on historical trends of redemptions, which is then used to project the expected utilisation of these benefits and estimated fair values of the unredeemed miles. Different judgements or estimates could significantly affect the estimated provision for frequent flyer programmes and the results of operations.

(c) Provision for costs of return condition checks for aircraft under operating leases

Provision for the estimated costs of return condition checks for aircraft under operating leases is made based on the estimated costs for such return condition checks and taking into account anticipated flying hours, flying cycle and time frame between each overhaul. These judgements or estimates are based on historical experience on returning similar airframe models, actual costs incurred and aircraft status. Different judgements or estimates could significantly affect the estimated provision for costs of return condition checks.

(d) Retirement benefits

The Group operates and maintains a defined retirement benefit plan which provides eligible retirees with benefits including retirement subsidies, transportation allowance as well as other welfare. The cost of providing the aforementioned benefits in the defined retirement benefit plan is actuarially determined and recognised over the employee's service period by utilising various actuarial assumptions and using the projected unit credit method in accordance with the accounting policy stated in Note 2.4 to the financial statements. These assumptions include, without limitation, the selection of discount rate, annual rate of increase of per capita benefit payment and etc.. The discount rate is based on management's review of government bonds. The annual rate of increase of benefit payments is based on the general local economic conditions.

Additional information regarding the retirement benefit plan is disclosed in Note 37 to the financial statements.

(e) Deferred income tax

In assessing the amount of deferred tax assets that need to be recognised in accordance with the accounting policy stated in Note 2.4 to the financial statements, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilise the tax benefits of deductible tax loss carry forwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

4. Critical Accounting Estimates and Judgements (continued)

(f) Provision for flight equipment spare parts

Provision for flight equipment spare parts is made based on the difference between the carrying amount and the net realisable value. The net realisable value is estimated based on current market condition, historical experience and the Company's future operation plan for the aircraft and related spare parts. The net realisable value may be adjusted significantly due to the change of market condition and the future plan for the aircraft and related spare parts.

(g) Depreciation of property, plant and equipment

Depreciation of components related to airframe and engine overhaul costs are based on the Group's historical experience with similar airframe and engine models and taking into account anticipated overhaul costs, timeframe between each overhaul, ratio of actual flying hours and estimated flying hours between overhauls. Different judgements or estimates could significantly affect the estimated depreciation charge and the results of operations.

Except for components related to engine overhaul costs, other property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(h) Estimated impairment of property, plant and equipment and intangible assets

The Group tests whether property, plant and equipment and intangible assets have been impaired in accordance with the accounting policy stated in Note 2.4 to the financial statements. The recoverable amount of the cash-generating unit has been determined based on fair value less cost to sell and value-in-use calculations. Value-in-use calculations use cash flow projections based on financial budgets approved by management and certain key assumptions, such as passenger-kilometres yield level, load factor, aircraft utilisation rate and discount rates, etc.

(i) Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating unit to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

5. Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	2015 RMB million	2014 RMB million
Traffic revenues	85,076	82,589
– Passenger	78,585	75,261
– Cargo and mail	6,491	7,328
Tour operations income	3,491	3,047
Ground service income	2,546	2,168
Cargo handling and processing income	750	512
Commission income	78	94
Others	2,028	1,775
	93,969	90,185

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

6. Other Operating Income and Gains

	2015 RMB million	2014 RMB million
Subsidy income (Note 1)	4,131	3,627
Gain on disposal of property, plant and equipment	399	58
Gain on disposal of available-for-sale investments	33	–
Dividend income from available-for-sale investments	13	–
Others (Note 2)	693	–
	5,269	3,685

Note 1:

Subsidy income mainly represents (i) subsidies granted by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments are located.

There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the years ended 31 December 2015 and 2014.

Note 2:

Others mainly represent (i) compensation from ticket sales agents; (ii) gain on disposal of investments in a subsidiary; and (iii) compensation from transfer of the pilots.

7. Segment Information

(a) **CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources.**
   The Group has one reportable operating segment, reported as "airline transportation operations", which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

   Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the "other segments" column.

   Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

   In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group's CODM. The Group's CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the "PRC Accounting Standards"), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group's reportable segment revenue and profit or loss, arising from different accounting policies are set out in Note 7(c) below.

7. Segment Information (continued)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

The segment results for the year ended 31 December 2015 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Reportable segment					
revenue from external customers	89,013	4,831	–	–	93,844
Inter-segment sales	555	468	(1,023)	–	–
Reportable segment revenue	89,568	5,299	(1,023)	–	93,844
Reportable segment profit before income tax	5,327	238	–	106	5,671
Other segment information					
Depreciation and amortisation	10,727	128	–	–	10,855
Impairment charges	93	1	–	134	228
Interest income	69	13	(16)	–	66
Finance expenses	1,935	270	(16)	–	2,189
Capital expenditure	37,706	591	–	–	38,297

The segment results for the year ended 31 December 2014 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Reportable segment					
revenue from external customers	86,031	3,715	–	–	89,746
Inter-segment sales	–	343	(343)	–	–
Reportable segment revenue	86,031	4,058	(343)	–	89,746
Reportable segment profit before income tax	3,946	32	–	142	4,120
Other segment information					
Depreciation and amortisation	9,604	131	–	–	9,735
Impairment charges	20	2	–	–	22
Interest income	61	27	–	–	88
Finance expenses	1,707	250	–	–	1,957
Capital expenditure	35,922	464	–	–	36,386

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

7. Segment Information (continued)

(a) CODM, office of the General Manager, reviews the Group's internal reporting in order to assess performance and allocate resources. (continued)

The segment assets and liabilities as at 31 December 2015 and 31 December 2014 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
At 31 December 2015					
Reportable segment assets	**189,408**	**12,045**	**(8,282)**	**2,538**	**195,709**
Reportable segment liabilities	**156,041**	**10,260**	**(8,282)**	**39**	**158,058**
At 31 December 2014					
Reportable segment assets	156,786	8,679	(3,947)	2,024	163,542
Reportable segment liabilities	130,696	7,306	(3,947)	–	134,055

* Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent the share of results of associates and joint ventures, income relating to available-for-sale investments and impairment charge on available-for-sale investments.

(b) The Group's business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group's revenues by geographical area are analysed based on the following criteria:

1) Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region ("Hong Kong"), Macau Special Administrative Region ("Macau") and Taiwan, (collectively known as "Regional")) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2) Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	2015 RMB million	2014 RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	**61,222**	60,531
Regional (Hong Kong, Macau and Taiwan)	**3,569**	3,799
International	**29,178**	25,855
Total	**93,969**	90,185

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

7. Segment Information (continued)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

	Note	2015 RMB million	2014 RMB million
Revenue			
Reportable segment revenue		93,844	89,746
– Reclassification of business tax and expired sales in advance of carriage	(i)	125	521
– Adjustment of business combination under common control		–	(82)
Consolidated revenue		93,969	90,185

	Note	2015 RMB million	2014 RMB million
Profit before income tax			
Reportable segment profit		5,671	4,120
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(4)	(4)
– Adjustments of business combination under common control		–	(3)
Consolidated profit before income tax		5,667	4,113

	Note	2015 RMB million	2014 RMB million
Assets			
Reportable segment assets		195,709	163,542
– Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	41	45
– Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242
Consolidated assets		197,992	165,829

	2015 RMB million	2014 RMB million
Liabilities		
Reportable segment liabilities	158,058	134,055
– Others	3	3
Consolidated liabilities	158,061	134,058

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

7. Segment Information (continued)

(c) Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements: (continued)

Notes:

(i)   The difference represents the different classification of business tax and expired sales in advance of carriage under the PRC Accounting Standards and IFRS.

(ii)   The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and the PRC Accounting Standards.

(iii)   The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

8. Gain on Fair Value Changes of Derivative Financial Instruments

	2015 RMB million	2014 RMB million
Interest rate swap contracts (Note 39(a))	6	11

9. Wages, Salaries and Benefits

	2015 RMB million	2014 RMB million
Wages, salaries, bonus and allowances	12,917	10,853
Employee welfare and benefits	436	238
Pension and medical insurance (Note 37(a) & (b))	2,042	2,025
Post-retirement benefits (Note 37(c))	–	(2,906)
Staff housing fund (Note (a))	817	826
Staff housing allowances (Note (b))	247	234
	16,459	11,270

Notes:

(a)   Staff housing fund

In accordance with the relevant PRC housing regulations, the Group is required to contribute to the state-sponsored housing fund for its employees. At the same time, the employees are required to contribute an amount equal to the Group's contribution. The employees are entitled to claim the entire sum of the fund contributed under certain specified withdrawal circumstances. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits.

(b)   Staff housing allowances

The Group also provides staff housing allowances in cash to eligible employees. The total entitlement of an eligible employee is principally vested over a period of 20 years. Upon an eligible employee's resignation or retirement, his or her entitlement would cease and any unpaid entitlement related to past service up to the date of resignation or retirement would be paid.

9. Wages, Salaries and Benefits (continued)

(a) Emoluments of directors and supervisors

Directors' remuneration for the year, disclosed pursuant to the Listing Rules, section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2015		
	Salaries and allowances RMB'000	Bonus RMB'000	Total RMB'000
Executive Directors			
Liu Shaoyong*	–	–	–
Ma Xulun	401	–	401
Xu Zhao*	–	–	–
Gu Jiadan*	–	–	–
Li Yangmin	365	–	365
Tang Bing	358	–	358
Tian Liuwen****	419	–	419
Independent non-executive Directors			
Liu Keya**	72	–	72
Ji Weidong*****	–	–	–
Shao Ruiqing****	60	–	60
Li Ruoshan	120	–	120
Ma Weihua	120	–	120
Supervisors			
Yu Faming*	–	–	–
Xi Sheng*	–	–	–
Xu Haihua****	298	–	298
Feng Jinxiong	610	–	610
Ba Shengji*	–	–	–
Total	**2,823**	**–**	**2,823**

9. Wages, Salaries and Benefits (continued)

(a) Emoluments of directors and supervisors (continued)

	2014		
	Salaries and allowances RMB'000	Bonus RMB'000	Total RMB'000
Executive Directors			
Liu Shaoyong*	–	–	–
Ma Xulun	745	–	745
Xu Zhao*	–	–	–
Gu Jiadan*	–	–	–
Li Yangmin	669	–	669
Tang Bing	632	–	632
Independent non-executive Directors			
Liu Keya	120	–	120
Ji Weidong	120	–	120
Shao Ruiqing***	–	–	–
Li Ruoshan	120	–	120
Ma Weihua	120	–	120
Supervisors			
Yu Faming*	–	–	–
Xi Sheng*	–	–	–
Feng Jinxiong	436	–	436
Yan Taisheng***	175	–	175
Ba Shengji*	–	–	–
Total	3,137	–	3,137

* These directors and supervisors of the Company received emoluments from CEA Holding, the parent company, part of which were in respect of their services to the Company and its subsidiaries. No apportionment has been made as it is impracticable to apportion this amount between their services to the Group and their services to CEA Holding.

** Mr. Liu Keya retired during the year ended 31 December 2015.

*** These directors and supervisors of the Company retired or resigned during the year ended 31 December 2014.

**** These directors and supervisors of the Company were newly appointed during the year ended 31 December 2015.

***** Mr. Ji Weidong has filed his resignation during the year ended 31 December 2015 but will fulfil his responsibility until new director being appointed by the board.

During the year ended 31 December 2015, no directors and supervisors waived their emoluments (2014: Nil).

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

9. Wages, Salaries and Benefits (continued)

(b) Five highest paid individuals

None of the Company's directors and supervisors was among the five highest paid individuals in the Group for the year ended 31 December 2015 (2014: Nil). The emoluments payable to the five highest paid individuals were as follows:

	2015 RMB'000	2014 RMB'000
Wages, salaries, bonus and allowances	8,104	7,817

The emoluments fell within the following bands:

	Number of individuals 2015	2014
Nil to HK$1,000,000	–	–
HK$1,000,001 to HK$1,500,000	–	–
HK$1,500,001 to HK$2,000,000	5	4
HK$2,000,001 to HK$2,500,000	–	1
	5	5

During the year ended 31 December 2015, no emoluments were paid by the Group to the directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2014: Nil).

10. Impairment Charges

	2015 RMB million	2014 RMB million
Impairment charge on flight equipment spare parts	88	9
Impairment charge on property, plant and equipment	48	3
Impairment charge on interests in associates	33	–
Impairment charge on available-for-sale investments	100	–
Reversal of impairment charge of trade and other receivables	(41)	–
	228	12

11. Operating Profit

Operating profit is stated after charging/(crediting) the following items:

	2015 RMB million	2014 RMB million
Amortisation of intangible assets	85	69
Depreciation of property, plant and equipment		
– owned	5,350	5,688
– leased (finance leases)	4,972	3,368
Depreciation of investment properties	4	–
Amortisation of long-term deferred assets included in other non-current assets	388	555
Amortisation of lease prepayments	60	58
Consumption of flight equipment spare parts	974	712
Auditors' remuneration	17	15

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

12. Finance Income

	2015 RMB million	2014 RMB million
Interest income	66	88

13. Finance Costs

	2015 RMB million	2014 RMB million
Interest on bank borrowings	1,727	1,257
Interest relating to obligations under finance leases and post-retirement benefits	867	722
Interest on bonds and debentures	483	509
Interest relating to bills payable	128	92
	3,205	2,580
Exchange losses, net (Note(b))	4,987	203
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note (a))	(1,014)	(606)
amounts capitalised into construction in progress (Note (a))	(2)	(17)
	7,176	2,160

Notes:

(a)   The average interest rate used for interest capitalisation was 3.09% per annum for the year ended 31 December 2015 (2014: 2.69%).

(b)   The exchange losses primarily related to the translation of the Group's foreign currency denominated borrowings and obligations under finance leases.

14. Income Tax Expense

Income tax charged to profit or loss was as follows:

	2015 RMB million	2014 RMB million
PRC income tax	737	484
Deferred taxation (Note 38)	(113)	89
	624	573

Pursuant to the "Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy" (Cai Shui [2011] No.58), and other series of tax regulations, the enterprises, located in the western regions and engaged in the industrial activities as listed in the "Catalogue of Encouraged Industries in Western Regions", will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. China Eastern Yunnan Airlines Co., Ltd. ("CEA Yunnan"), a subsidiary of the Group, obtained approval from tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company's branches located in Sichuan, Gansu and Xibei also obtained approval from respective tax authorities and are entitled to a reduced corporate income tax rate of 15%.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

14. Income Tax Expense (continued)

The Company and subsidiaries except for CEA Yunnan, the Company's branches located in Sichuan, Gansu and Xibei and those incorporated in Hong Kong, which are subject to Hong Kong profits tax rate of 16.5% (2014: 16.5%), are generally subject to the PRC standard corporate income tax rate of 25% (2014: 25%).

A reconciliation of the tax expense applicable to profit before tax at the statutory rates for the countries in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates are as follows:

	2015 RMB million	2014 RMB million
Profit before income tax	5,667	4,113
Tax calculated at the tax rate of 25% (2014: 25%)	1,417	1,028
Lower tax rates enacted by local authority	(156)	(41)
Share of results of associates and joint ventures	(38)	(31)
Expenses not deductible for tax	104	88
Effect in respect of post-retirement benefit plan	–	(560)
Utilisation of previously unrecognised tax losses	(1)	–
Unrecognised tax losses for the year	20	86
Utilisation of/unrecognised deductible temporary differences	(722)	3
Tax charge	624	573
Effective tax rate	11.01%	13.93%

The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2015 and 2014, as there are avoidance of double tax treaties between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

15. Earnings Per Share

The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB4,537 million (2014: RMB3,410 million) and the weighted average number of shares of 12,818,509,000 (2014: 12,674,269,000) in issue during the year ended 31 December 2015. The Company had no potentially dilutive options or other instruments relating to the ordinary shares in issue during the years ended 31 December 2015 and 2014.

16. Assets Classified as Held for Sale

The Group entered into several agreements with third parties to dispose certain aircraft and related engines. The aircraft and engines with an aggregate carrying amount of RMB594 million (2014: RMB4,330 million) have been recognised as assets classified as held for sale by the Group as at 31 December 2015, which are stated at the lower of their carrying amounts and their fair value less cost to sell.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

17. Intangible Assets

	Goodwill (Note) RMB million	Computer software RMB million	Total RMB million
Cost			
At 1 January 2014	11,270	495	11,765
Additions	–	79	79
At 31 December 2014	11,270	574	11,844
Additions	–	109	109
Disposals	–	(4)	(4)
At 31 December 2015	**11,270**	**679**	**11,949**
Accumulated amortisation			
At 1 January 2014	–	275	275
Charge for the year	–	69	69
At 31 December 2014	–	344	344
Charge for the year	–	85	85
Disposals	–	(2)	(2)
At 31 December 2015	**–**	**427**	**427**
Net book amount			
At 31 December 2014	11,270	230	11,500
At 31 December 2015	**11,270**	**252**	**11,522**

Note:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group's airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation centre. For the purpose of impairment assessment, goodwill was allocated to the CGU that the Group operates and benefits from the acquisition.

The recoverable amount of the CGU has been determined based on a value-in-use calculation using cash flow projections based on a financial budget approved by senior management. The discount rate applied to the cash flow projections is 13% (2014: 13%). The growth rate used to extrapolate the cash flows of the above cash-generating unit beyond the five-year period is 3% (2014: 5%), which includes the effect of inflation. No impairment for the goodwill was required based on the value-in-use calculation as at the reporting date.

18. Property, Plant and Equipment

	Aircraft, engines and flight equipment			Other property, plant and equipment RMB million	Construction in progress RMB million	Total RMB million
	Owned RMB million	Held under finance leases RMB million	Buildings RMB million			
Cost						
At 1 January 2015	**71,456**	**67,571**	**8,236**	**7,001**	**2,116**	**156,380**
Transfer from construction in progress	–	–	112	269	(381)	–
Transfer from advanced payments on acquisition of aircraft (Note 21)	9,615	15,224	–	–	–	24,839
Additions	3,770	6,752	57	413	929	11,921
Transfer to assets classified as held for sale	(783)	–	–	–	–	(783)
Transfer to investment properties (Note 19)	–	–	(344)	–	–	(344)
Transfer to other non-current assets	–	–	–	–	(881)	(881)
Disposals	(3,656)	(401)	(68)	(197)	(12)	(4,334)
At 31 December 2015	**80,402**	**89,146**	**7,993**	**7,486**	**1,771**	**186,798**
Accumulated depreciation						
At 1 January 2015	**26,804**	**13,253**	**2,013**	**4,430**	**–**	**46,500**
Charge for the year	4,565	5,061	325	371	–	10,322
Transfer to assets classified as held for sale	(292)	–	–	–	–	(292)
Transfer to investment properties (Note 19)	–	–	(46)	–	–	(46)
Disposals	(2,882)	(393)	(26)	(104)	–	(3,405)
At 31 December 2015	**28,195**	**17,921**	**2,266**	**4,697**	**–**	**53,079**
Impairment						
At 1 January 2015	326	108	–	7	–	441
Charge for the year	48	–	–	–	–	48
Disposals	(12)	–	–	–	–	(12)
At 31 December 2015	**362**	**108**	**–**	**7**	**–**	**477**
Net book amount						
At 31 December 2015	**51,845**	**71,117**	**5,727**	**2,782**	**1,771**	**133,242**
At 1 January 2015	**44,326**	**54,210**	**6,223**	**2,564**	**2,116**	**109,439**

During the year, the Group recognised an impairment loss of approximately RMB48 million relating to aircraft, engines and flight equipment (2014: RMB3 million). The recoverable amounts of these impaired aircraft, engines and flight equipment are determined at the higher of their fair value less costs to sell and value in use.

As at 31 December 2015, certain aircraft and buildings owned by the Group with an aggregate net carrying amount of approximately RMB29,147 million (2014: approximately RMB23,117 million) were pledged as collateral under certain loan arrangements (Note 34).

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

18. Property, Plant and Equipment (continued)

	Aircraft, engines and flight equipment					
	Owned RMB million	Held under finance leases RMB million	Buildings RMB million	Other property, plant and equipment RMB million	Construction in progress RMB million	Total RMB million
Cost						
At 1 January 2014	76,671	47,668	7,486	6,435	2,078	140,338
Transfer from construction in progress	19	–	814	249	(1,082)	–
Transfer from advanced payments on acquisition of aircraft (Note 21)	4,267	12,442	–	–	–	16,709
Additions	2,262	11,029	5	545	1,293	15,134
Transfer to assets classified as held for sale	(5,634)	(2,706)	–	–	–	(8,340)
Transfer to other non-current assets	–	–	–	–	(138)	(138)
Disposals	(6,129)	(862)	(69)	(228)	(35)	(7,323)
At 31 December 2014	71,456	67,571	8,236	7,001	2,116	156,380
Accumulated depreciation						
At 1 January 2014	28,858	11,862	1,769	4,130	–	46,619
Charge for the year	4,919	3,368	277	492	–	9,056
Transfer to assets classified as held for sale	(2,691)	(1,319)	–	–	–	(4,010)
Disposals	(4,282)	(658)	(33)	(192)	–	(5,165)
At 31 December 2014	26,804	13,253	2,013	4,430	–	46,500
Impairment						
At 1 January 2014	798	108	–	8	22	936
Charge for the year	3	–	–	–	–	3
Disposals	(475)	–	–	(1)	(22)	(498)
At 31 December 2014	326	108	–	7	–	441
Net book amount						
At 31 December 2014	44,326	54,210	6,223	2,564	2,116	109,439
At 1 January 2014	47,015	35,698	5,717	2,297	2,056	92,783

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

19. Investment Properties

	2015 RMB million
Cost	
At 1 January 2015	–
Transfer from property, plant and equipment (Note 18)	344
At 31 December 2015	344
Accumulated depreciation	
At 1 January 2015	–
Charge for the year	(4)
Transfer from property, plant and equipment (Note 18)	(46)
At 31 December 2015	(50)
Net book amount	
At 31 December 2015	294

As of 31 December 2015, the fair value of the investment properties was RMB497,462,000 according to a valuation performed by an independent professionally qualified valuer.

Fair value hierarchy

The following table illustrates the fair value measurement hierarchy of the Group's investment properties:

As at 31 December 2015

	Fair value measurement using			
	Quoted prices in active markets (Level 1) RMB million	Significant observable inputs (Level 2) RMB million	Significant unobservable inputs (Level 3) RMB million	Total RMB million
Not measured at fair value but fair value is disclosed:				
Buildings	–	–	497	497

During the year, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 (2014: Nil).

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

19. Investment Properties (continued)

Below is a summary of the valuation techniques used and the key inputs to the valuation of investment properties:

	Valuation techniques	Significant unobservable inputs	Range or weighted average RMB
			2015
Buildings	Discounted cash flow method	Estimated rental value (per s.q.m. and per month)	10.65 to 154.43
		Rent growth (p.a.)	2% to 6%
		Long term vacancy rate	0% to 5%
		Discount rate	4% to 6%
Buildings	Market comparable method	Price per s.q.m.	14,699 to 37,000

20. Lease Prepayments

	2015 RMB million	2014 RMB million
Cost		
At 1 January	2,686	2,577
Additions	82	109
Disposals	(144)	–
At 31 December	2,624	2,686
Accumulated amortisation		
At 1 January	480	422
Charge for the year	60	58
Disposals	(10)	–
At 31 December	530	480
Net book amount		
At 31 December	2,094	2,206

Lease prepayments represent unamortised prepayments for land use rights.

21. Advanced Payments on Acquisition of Aircraft

	2015 RMB million	2014 RMB million
At 1 January	20,260	16,296
Additions	24,772	20,067
Interest capitalised (Note 13)	1,014	606
Transfer to property, plant and equipment (Note 18)	(24,839)	(16,709)
At 31 December	21,207	20,260

22. Investments in Associates

	2015 RMB million	2014 RMB million
Unlisted investments, at cost	1,266	853
Share of net assets	277	233
	1,543	1,086

The movements in investments in associates were as follows:

	2015 RMB million	2014 RMB million
At 1 January	1,086	1,064
Additions	413	18
Share of results of associates	126	91
Share of revaluation on available-for-sale investments held by an associate	7	(1)
Disposal of associates	–	(18)
Provision for impairment	(33)	–
Dividend received during the year	(56)	(68)
At 31 December	1,543	1,086

22. Investments in Associates (continued)

Particulars of the principal associates, which are limited liability companies, are as follows:

Company name	Place of establishment and operation and date of establishment	Registered capital 2015 Million	2014 Million	Attributable equity interest 2015	2014	Principal activities
Eastern Air Group Finance Co., Ltd. ("Eastern Air Finance Company")	PRC 6 December 1995	RMB2,000	RMB500	25%	25%	Provision of financial services to group companies of CEA Holding
China Eastern Air Catering Investment Co., Ltd.	PRC 17 November 2003	RMB350	RMB350	45%	45%	Provision of air catering services
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. ("Shanghai P&W") (Note)	PRC 28 March 2008	USD40	USD40	51%	51%	Provision of maintenance of aircraft, engine and other related components maintenance services
New Shanghai International Tower Co., Ltd.	PRC 17 November 1992	RMB167	RMB167	20%	20%	Provision of property development and management
Eastern Aviation Import & Export Co., Ltd. ("Eastern Import & Export")	PRC 9 June 1993	RMB80	RMB80	45%	45%	Provision of aviation equipment, spare parts purchase
Eastern Aviation Advertising Service Co., Ltd. ("Eastern Advertising")	PRC 4 March 1986	RMB200	RMB200	45%	45%	Provision of aviation advertising agency services
Shanghai Collins Aviation Maintenance Service Co., Ltd. ("Collins Aviation")	PRC 27 September 2002	USD7	USD7	35%	35%	Provision of airline electronic product maintenance services
Jetstar Hong Kong Airways Ltd. ("Jetstar Hong Kong")	Hong Kong 4 September 2012	USD198	USD198	33%	33%	Provision of airline services

Note:

In 2008, the Company entered into an agreement with United Technologies International Corporation ("Technologies International") to establish Shanghai P&W. Shanghai P&W has registered capital of approximately USD40 million in which the Company holds a 51% interest. According to the shareholder's agreement, Technologies International has the power to govern the financial and operating policies and in this respect the Company accounts for Shanghai P&W as an associate.

The following table illustrates the aggregate financial information of the Group's associates that were not individually material:

	2015 RMB million	2014 RMB million
Share of the associates' profit for the year	126	91
Share of the associates' other comprehensive income	7	(1)
Share of the associates' total comprehensive income	133	90
Aggregate carrying amount of the Group's interests in the associates	1,543	1,086

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

23. Investments in Joint Ventures

	2015 RMB million	2014 RMB million
Unlisted investments, at cost	352	352
Share of net assets	166	153
	518	505

The movements in investments in joint ventures were as follows:

	2015 RMB million	2014 RMB million
At 1 January	505	433
Addition through the acquisition of a joint venture	–	58
Share of results	26	36
Dividend received during the year	(13)	(22)
At 31 December	518	505

Particulars of the principal joint ventures, which are limited liability companies are as follows:

Company name	Place of establishment and operation and date of establishment	Paid-up capital		Attributable equity interest		Principal activities
		2015 Million	2014 Million	2015	2014	
Shanghai Technologies Aerospace Co., Ltd. ("Technologies Aerospace") (Note)	PRC 28 September 2004	USD73	USD73	51%	51%	Provision of repair and maintenance services
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. ("Wheels & Brakes")	PRC 28 December 1995	USD2	USD2	40%	40%	Provision of spare parts repair and maintenance services
Eastern China Kaiya System Integration Co., Ltd. ("China Kaiya")	PRC 21 May 1999	RMB10	RMB10	41%	41%	Provision of computer systems development and maintenance services
CAE Melbourne Flight Training Pty Ltd.	Australia 9 March 2007	AUD11	AUD11	50%	50%	Provision of flight training services
Shanghai Hute Aviation Technology Co., Ltd. ("Shanghai Hute")	PRC 9 April 2003	RMB30	RMB30	50%	50%	Provision of equipment maintenance services

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

23. Investments in Joint Ventures (continued)

Note:

Under a joint venture agreement with a joint venture partner of Technologies Aerospace dated 10 March 2003, the Company has agreed to share the control over the economic activities of Technologies Aerospace. Any strategic financial and operating decisions relating to the activities of Technologies Aerospace require the unanimous consent of the Company and the joint venture partner.

The following table illustrates the aggregate financial information of the Group's joint ventures that were not individually material:

	2015 RMB million	2014 RMB million
Share of the joint ventures' profit for the year	26	36
Share of the joint ventures' total comprehensive income	26	36
Aggregate carrying amount of the Group's interests in the joint ventures	518	505

24. Available-for-sale Investments

	2015 RMB million	2014 RMB million
Listed equity investments, at fair value	317	195
Unlisted equity investments, at cost (Note)	135	238
	452	433

During the year, the gross gain in respect of the Group's available-for-sale investments recognised in other comprehensive income amounted to RMB122 million (2014: RMB18 million).

The above investments consist of investments in equity securities which were designated as available-for-sale investments and have no fixed maturity date or coupon rate.

Note:

As at 31 December 2015, certain unlisted equity investments were stated at cost less impairment because the range of reasonable fair value estimates is so significant that the directors are of the opinion that their fair value cannot be measured reliably. The Group does not intend to dispose of them in the near future.

25. Other Non-Current Assets

	2015 RMB million	2014 RMB million
Deposits relating to aircraft held under operating leases	338	482
Deferred pilot recruitment costs	1,243	1,140
Rebate receivables on aircraft acquisitions	974	132
Rental prepayment	450	–
Prepayment for acquisition of property, plant and equipment	156	–
Other long term assets	593	203
	3,754	1,957

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

26. Flight Equipment Spare Parts

	2015 RMB million	2014 RMB million
Flight equipment spare parts	2,597	2,924
Less: provision for spare parts	(541)	(665)
	2,056	2,259

Movements in the Group's provision for impairment of flight equipment spare parts were as follows:

	2015 RMB million	2014 RMB million
At 1 January	665	657
Accrual (Note 10)	88	9
Provision written off in relation to disposal of spare parts	(212)	(1)
At 31 December	541	665

27. Trade Receivables

The credit terms given to trade customers are determined on an individual basis.

The ageing analysis of trade receivables was as follows:

	2015 RMB million	2014 RMB million
Within 90 days	2,608	1,539
91 to 180 days	105	1,774
181 to 365 days	90	456
Over 365 days	280	299
	3,083	4,068
Provision for impairment of receivables	(216)	(206)
Trade receivables	2,867	3,862

Balances with related parties included in trade receivables are summarised in Note 47(c)(i).

The carrying amounts of the trade receivables approximated to their fair values.

Trade receivables that were neither overdue nor impaired relate to a large number of independent sales agents for whom there was no recent history of default.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

27. Trade Receivables (continued)

As at 31 December 2015, trade receivables of RMB267 million (2014: RMB262 million) were past due but not impaired. These relate to a number of independent sales agents for whom there was no recent history of default. The Group holds cash deposits of RMB540 million (2014: RMB462 million) from these agents. The ageing analysis of these trade receivables was as follows:

	2015 RMB million	2014 RMB million
Past due:		
Within 90 days	213	161
91 to 180 days	28	40
181 to 365 days	26	61
	267	262

As at 31 December 2015, trade receivables of RMB42 million (2014: RMB155 million) were impaired and fully provided for. The remaining impaired trade receivables of RMB260 million relate to customers that were in financial difficulties and only a portion of the receivables is expected to be recovered.

Movements in the Group's provision for impairment of trade receivables were as follows:

	2015 RMB million	2014 RMB million
At 1 January	206	198
Receivables written off during the year as uncollectible	(2)	(1)
Impairment losses recognised	12	9
At 31 December	216	206

The net impacts of creation and release of provisions for impaired receivables have been included in "Reversal of impairment charge of trade and other receivables" in profit or loss (Note 10). Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

The carrying amounts of the Group's trade receivables were denominated in the following currencies:

	2015 RMB million	2014 RMB million
Currency		
Renminbi	2,866	3,844
Japanese Yen	5	7
US Dollars	52	61
Euro	92	97
Hong Kong Dollars	–	2
Other currencies	68	57
	3,083	4,068

The maximum exposure to credit risk at the reporting date was the carrying amount of receivables shown above.

28. Prepayments and Other Receivables

	2015 RMB million	2014 RMB million
VAT recoverable	2,226	1,750
Prepaid corporate income tax	413	–
Advance to suppliers	379	540
Prepaid aircraft operating lease rentals	346	333
Dividend receivable	22	33
Rebate receivables on aircraft acquisitions	1,610	1,253
Rental deposits	278	271
Amounts due from related parties (Note 47(c)(i))	139	169
Deposits relating to aircraft held under operating leases	145	98
Others	3,127	2,239
Subtotal	8,685	6,686
Provision for impairment of other receivables	(239)	(292)
	8,446	6,394

During the year, the reversal of impairment charge in respect of recovery of rental deposits from previous years amounted to RMB53 million (2014: Nil).

29. Restricted Bank Deposits and Short-Term Bank Deposits

	2015 RMB million	2014 RMB million
Bank deposits with original maturity over a year	2	4
Restricted bank deposits	33	34
	35	38

Note:

As at 31 December 2015, the deposits bore effective interest rates ranging from 0.35% to 3.50% per annum (2014: 0.35% to 3.50%).

The carrying amounts of the Group's restricted bank deposits and short-term bank deposits were denominated in the following currency:

	2015 RMB million	2014 RMB million
Renminbi	35	38

30. Cash and Cash Equivalents

The carrying amounts of the Group's cash and cash equivalents were denominated in the following currencies:

	2015 RMB million	2014 RMB million
Renminbi	1,013	711
US Dollars	7,755	490
Euro	56	45
Japanese Yen	36	16
Hong Kong Dollars	39	23
Other currencies	181	70
	9,080	1,355

31. Trade and Bills Payables

The ageing analysis of trade and bills payables was as follows:

	2015 RMB million	2014 RMB million
Within 90 days	2,060	764
91 to 180 days	348	309
181 to 365 days	461	240
1 to 2 years	414	420
Over 2 years	429	350
	3,712	2,083

As at 31 December 2015, trade and bills payable balances included amounts due to related parties of RMB897 million (2014: RMB186 million) (Note 47(c)(ii)).

As at 31 December 2015, bills payable amounted to RMB800 million (2014: Nil).

32. Other Payables and Accruals

	2015 RMB million	2014 RMB million
Salaries, wages and benefits	3,602	2,826
Take-off and landing charges	2,302	1,661
Fuel cost	878	1,879
Expenses related to aircraft overhaul conducted	1,703	1,807
Advance from customers	1,059	841
Duties and levies payable	2,077	1,617
Other accrued operating expenses	2,255	3,777
Deposits received from ticket sales agents	841	867
Current portion of other long-term liabilities (Note 36)	515	585
Staff housing allowance	420	315
Amounts due to related parties (Note 47(c)(ii))	1,305	1,483
Current portion of post-retirement benefit obligations (Note 37(c))	181	210
Others	1,919	1,347
	19,057	19,215

33. Obligations Under Finance Leases

As at 31 December 2015, the Group had 213 aircrafts (2014: 167 aircrafts) under finance leases. Under the terms of the leases, the Group has the option to purchase, at or near the end of the lease terms, certain aircraft at either fair market value or a percentage of the respective lessors' defined cost of the aircraft. The obligations under finance leases are principally denominated in US Dollars.

The future minimum lease payments (including interest), and the present value of the minimum lease payments under finance leases were as follows:

	Minimum lease payments 2015 RMB million	Present values of minimum lease payments 2015 RMB million	Minimum lease payments 2014 RMB million	Present values of minimum lease payments 2014 RMB million
Within one year	7,377	6,109	5,453	4,596
In the second year	7,101	5,942	5,174	4,411
In the third to fifth years, inclusive	19,183	16,679	13,165	11,482
After the fifth year	25,167	23,669	19,272	18,206
Total	58,828	52,399	43,064	38,695
Less: amount repayable within one year	(7,377)	(6,109)	(5,453)	(4,596)
Long-term portion	51,451	46,290	37,611	34,099

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

34. Borrowings

	2015 RMB million	2014 RMB million
Non-current		
Long-term bank borrowings		
– secured (Note (a))	14,766	14,725
– unsecured	5,642	5,503
Guaranteed bonds (Note (b))	8,090	10,285
	28,498	30,513
Current		
Current portion of long-term bank borrowings		
– secured (Note (a))	2,609	2,254
– unsecured	10,369	8,443
Short-term bank borrowings		
– unsecured	7,537	13,979
Short-term debentures (Note (c))	15,500	4,000
Guaranteed bonds (Note (b))	2,199	–
	38,214	28,676
Total borrowings	**66,712**	59,189
The borrowings are repayable as follows:		
Within one year	**38,214**	28,676
In the second year	**10,306**	8,801
In the third to fifth years inclusive	**8,224**	10,868
After the fifth year	**9,968**	10,844
Total borrowings	**66,712**	59,189

Notes:

(a)   As at 31 December 2015, the secured bank borrowings of the Group were pledged by the related aircraft and buildings with an aggregate carrying amount of RMB29,147 million (2014: RMB23,117 million) (Note 18).

(b)   On 18 March 2013, the Company issued ten-year guaranteed bonds with a principal amount of RMB4.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 5.05% per annum, which are payable annually. The principal of the bonds will mature and be repayable on 18 March 2023. CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds (Note 47(d)).

On 5 June 2013, Eastern Air Overseas issued three-year guaranteed bonds with a principal amount of RMB2.2 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 3.875% per annum, which are payable semi-annually. The principal of the bonds will mature and become repayable on 5 June 2016. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

On 6 March 2014, Eastern Air Overseas issued three-year guaranteed bonds with a principal amount of RMB2.5 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.80% per annum, which are payable semi-annually. The principal of the bonds will mature and become repayable on 13 March 2017. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

34. Borrowings (continued)

Notes: (continued)

(b)   (continued)
On 14 May 2014, Eastern Air Overseas issued three-year guaranteed bonds with a principal amount of RMB0.8 billion, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.80% per annum, which are payable semi-annually. The principal of the bonds will mature and become repayable on 14 May 2017. The Company has unconditionally and irrevocably guaranteed the due payment and performance of the above bonds.

(c)   On 26 June 2015, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 3.50% per annum.

On 25 September 2015, the Company issued short-term debentures with a principal of RMB2.5 billion and maturity of 270 days. The debentures bear interest at the rate of 3.30% per annum.

On 27 October 2015, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 270 days. The debentures bear interest at the rate of 3.00% per annum.

On 20 November 2015, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 270 days. The debentures bear interest at the rate of 3.10% per annum.

On 27 November 2015, the Company issued short-term debentures with a principal of RMB2 billion and maturity of 180 days. The debentures bear interest at the rate of 3.00% per annum.

On 28 December 2015, the Company issued short-term debentures with a principal of RMB3 billion and maturity of 270 days. The debentures bear interest at the rate of 2.87% per annum.

On 30 December 2015, the Company issued short-term debentures with a principal of RMB1 billion and maturity of 270 days. The debentures bear interest at the rate of 2.83% per annum.

The terms of the long-term borrowings were summarised as follows:

	Interest rate and final maturities	2015 RMB million	2014 RMB million
Long-term bank borrowings			
RMB denominated	interest rates ranging from 5.75% to 5.90% with final maturities through 2023 (2014: 5.54% to 5.99%)	280	420
USD denominated	interest rates ranging from 6 months libor +0.50% to 6 months libor +3.75% with final maturities through 2025 (2014: 6 months libor +0.55% to 6 months libor +5.30%)	33,106	30,505
Guaranteed bonds			
RMB denominated	interest rates ranging from 3.88% to 5.05% with final maturities through 2023 (2014: 3.88% to 5.05%)	10,289	10,285
Total long-term borrowings		43,675	41,210

Short-term borrowings of the Group are repayable within one year. As at 31 December 2015, the interest rates relating to such borrowings ranged from 1.49% to 3.48% per annum (2014: 1.01% to 5.35% per annum).

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

34. Borrowings (continued)

The carrying amounts of the borrowings were denominated in the following currencies:

	2015 RMB million	2014 RMB million
Renminbi	29,769	16,205
US Dollars	36,943	42,984
	66,712	59,189

35. Provision for Return Condition Checks for Aircraft Under Operating Leases

	2015 RMB million	2014 RMB million
At 1 January	3,884	4,217
Accrual	968	1,122
Utilisation	(1,349)	(1,455)
At 31 December	3,503	3,884
Less: current portion	(1,281)	(1,267)
Long-term portion	2,222	2,617

In respect of aircraft and engines under operating leases, the Group has obligations to fulfil certain return conditions under the leases. The balance as at 31 December 2015 and 2014 represented the provision for the estimated cost of these return condition checks which is made on a straight-line basis over the term of the leases.

36. Other Long-Term Liabilities

	2015 RMB million	2014 RMB million
Fair value of unredeemed points awarded under the Group's frequent flyer program	1,739	1,720
Long-term duties and levies payable relating to finance leases	1,713	1,120
Other long-term payables	1,053	501
	4,505	3,341
Less: current portion included in other payables and accrued expenses (Note 32)	(515)	(585)
Long-term portion	3,990	2,756

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

37. Pension, Medical Insurance and Post-Retirement Benefits

(a) Pension

The group companies participate in defined contribution retirement schemes organised by municipal governments of various provinces in which the group companies operate. Substantially all of the Group's PRC employees are eligible to participate in this defined contribution retirement schemes. In addition, the group companies implemented an additional defined contribution retirement pension scheme for eligible employees in 2015. For the year ended 31 December 2015, the Group's pension costs charged to profit or loss amounted to RMB1,479 million (2014: RMB1,492 million).

(b) Medical insurance

Majority of the Group's PRC employees participate in the medical insurance schemes organised by municipal governments. For the year ended 31 December 2015, the Group's medical insurance contributions charged to profit or loss amounted to RMB563 million (2014: RMB533 million).

(c) Post-retirement benefits

In addition to the above schemes, the Group provides eligible retirees with other post-retirement benefits, including retirement subsidies, transportation allowance as well as other welfare. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates, including inflation rate, discount rate and etc.

The plan is exposed to interest rate risk and the risk of changes in the life expectancy for pensioners.

The most recent actuarial valuation of the post-retirement benefit obligations was carried out at 31 December 2015 with assistance from a third party consultant using the projected unit credit actuarial valuation method.

The post-retirement benefit obligations recognised in the consolidated statement of financial position are as follows:

	2015 RMB million	2014 RMB million
Post-retirement benefit obligations	2,750	3,032
Less: current portion	(181)	(210)
Long-term portion	2,569	2,822

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

37. Pension, Medical Insurance and Post-Retirement Benefits (continued)

(c) Post-retirement benefits (continued)

The principal actuarial assumptions utilised as at the end of the reporting period are as follows:

	2015	2014
Discount rates for post-retirement benefits	3.30%	3.40%-4.20%
Mortality rate	China Insurance Life Mortality Table (2000-2003). CL3 for Male and CL4 for Female	China Insurance Life Mortality Table (2000-2003). CL3 for Male and CL4 for Female
Annual increase rate of medical expenses due to age	2.50%	2.50%
Annual increase rate of post-retirement medical expenses	6.50%	7.00%
Inflation rate of pension benefits	2.50%	3.00%

A quantitative sensitivity analysis for significant assumptions at the end of the reporting period is shown below:

	Increase in rate %	Increase/ (decrease) in post-retirement benefit obligation RMB million	Decrease in rate %	Increase/ (decrease) in post-retirement benefit obligation RMB million
2015				
Discount rate for post-retirement benefits	0.25	(86)	0.25	90
Annual increase rate of pension benefits	1.00	292	1.00	(247)
Annual increase rate of medical expenses	1.00	41	1.00	(34)
2014				
Discount rate for post-retirement benefits	0.25	(88)	0.25	92
Annual increase rate of pension benefits	1.00	314	1.00	(266)
Annual increase rate of medical expenses	1.00	57	1.00	(47)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net post-retirement benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

Expected contributions to be made in the future years out of the post-retirement benefit obligations were as follows:

	2015 RMB million	2014 RMB million
Within the next 12 months	181	210
Between 2 and 5 years	662	820
Between 5 and 10 years	831	966
Over 10 years	2,739	3,370
Total expected payments	4,413	5,366

The average duration of the post-retirement benefit obligations at the end of 2015 was 13 years (2014: 12 years).

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

37. Pension, Medical Insurance and Post-Retirement Benefits (continued)

(c) Post-retirement benefits (continued)

The movements in the post-retirement benefit obligations were as follows:

2015

	1 January 2015 RMB million	Pension cost charged to profit or loss			Remeasurement (gains)/losses in other comprehensive income				Benefit settled RMB million	31 December 2015 RMB million
		Service cost RMB million	Net interest RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million		
Defined benefit obligations/ benefit liability	3,032	–	114	114	–	56	(252)	(196)	(200)	2,750

2014

	1 January 2014 RMB million	Pension cost charged/(credited) to profit or loss				Remeasurement (gains)/losses in other comprehensive income				Benefit settled RMB million	31 December 2014 RMB million
		Service cost/ investment income RMB million	Net interest RMB million	Curtailment RMB million	Sub-total included in profit or loss RMB million	Actuarial changes arising from changes in financial assumptions RMB million	Actuarial changes arising from changes in demographic assumptions RMB million	Experience adjustments RMB million	Sub-total included in other comprehensive income RMB million		
Defined benefit obligations	5,941	223	294	(3,251)	(2,734)	–	407	(195)	212	(387)	3,032
Fair value of plan assets	(122)	–	–	122	122	–	–	–	–	–	–
Benefit liability	5,819	223	294	(3,129)	(2,612)	–	407	(195)	212	(387)	3,032

38. Deferred Taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right of offsetting and when the deferred income taxes relate to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position:

	2015 RMB million	2014 RMB million
Deferred tax assets	243	170
Deferred tax liabilities	(8)	(26)
Net deferred tax assets	235	144

Movements in the net deferred tax assets were as follows:

	2015 RMB million	2014 RMB million
At 1 January	144	360
Credited/(charged) to profit or loss (Note 14)	113	(89)
Charged to other comprehensive income	(22)	(127)
At 31 December	235	144

The deferred tax assets and liabilities (prior to the offsetting of balances within the same tax jurisdiction) were made up of the taxation effects of the following:

	2015 RMB million	2014 RMB million
Deferred tax assets:		
Impairment provision for flight equipment spare parts	43	32
Impairment provision for receivables	80	23
Impairment provision for property, plant, and equipment	26	23
Derivative financial instruments	25	9
Impairment provision for available-for-sale investments	25	–
Other payables and accruals	89	183
Tax losses	133	96
	421	366
Deferred tax liabilities:		
Depreciation and amortisation	(136)	(208)
Available-for-sale investments	(39)	(5)
Derivative financial instruments	(11)	(9)
	(186)	(222)
	235	144

38. Deferred Taxation (continued)

Movements in the net deferred tax assets of the Group for the year were as follows:

	At the beginning of the year RMB million	(Charged)/ credited to profit or loss RMB million	(Charged)/ credited to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2015				
Impairment provision for flight equipment spare parts	32	11	–	43
Impairment provision for receivables	23	57	–	80
Impairment provision for property, plant and equipment	23	3	–	26
Derivative financial instruments	9	(7)	23	25
Impairment provision for available-for-sale investments	–	25	–	25
Other payables and accruals	183	(94)	–	89
Tax losses	96	37	–	133
	366	32	23	421
Depreciation and amortisation	(208)	72	–	(136)
Available-for-sale investments	(5)	–	(34)	(39)
Derivative financial instruments	(9)	9	(11)	(11)
	(222)	81	(45)	(186)
Net deferred tax assets	144	113	(22)	235

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

38. Deferred Taxation (continued)

	At the beginning of the year RMB million	(Charged)/ credited to profit or loss RMB million	Charged to other comprehensive income RMB million	At the end of the year RMB million
For the year ended 31 December 2014				
Impairment provision for flight equipment spare parts	24	8	–	32
Impairment provision for receivables	20	3	–	23
Impairment provision for property, plant and equipment	39	(16)	–	23
Derivative financial instruments	17	(8)	–	9
Other payables and accruals	146	37	–	183
Provision for post-retirement benefits	426	(304)	(122)	–
Tax losses	–	96	–	96
	672	(184)	(122)	366
Depreciation and amortisation	(295)	87	–	(208)
Available-for-sale investments	–	–	(5)	(5)
Derivative financial instruments	(17)	8	–	(9)
	(312)	95	(5)	(222)
Net deferred tax assets	360	(89)	(127)	144

As at the reporting date, the Group had the following balances in respect of which deferred tax assets have not been recognised:

	2015		2014	
	Deferred taxation RMB million	Temporary differences RMB million	Deferred taxation RMB million	Temporary differences RMB million
Tax losses carried forward	489	1,956	473	1,891
Other deductible temporary differences	49	195	671	2,685
Total unrecognised deferred tax assets	538	2,151	1,144	4,576

In accordance with the PRC tax law, tax losses can be carried forward, for a period of five years, to offset against future taxable income. The Group's tax losses carried forward will expire between 2016 and 2020.

As at 31 December 2015, management carried out an assessment to determine whether future taxable profits will be available to utilise the tax losses and deductible temporary differences. As there are still uncertainties around the Group's future operating results, such as future fuel prices and market competition, management assessed that there are significant uncertainties that future taxable profits will be available and the deferred tax assets arising from aforementioned tax losses and deductible temporary differences were not recognised.

39. Derivative Financial Instruments

	Assets		Liabilities	
	2015 **RMB million**	2014 RMB million	**2015** **RMB million**	2014 RMB million
At 31 December				
Interest rate swaps (Note (a))	**22**	8	**101**	95
Forward foreign exchange contracts (Note (b))	**16**	27	**–**	–
Cross currency swap (Note (c))	**7**	–	**–**	–
Total	**45**	35	**101**	95
Less: current portion				
– Interest rate swaps	**–**	–	**(4)**	–
– Forward foreign exchange	**–**	(5)	**–**	–
	–	(5)	**(4)**	–
Non-current portion	**45**	30	**97**	95

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the consolidated statement of financial position.

Notes:

(a)   Interest rate swaps

The Group uses interest rate swaps to reduce the risk of changes in market interest rates (Note 3). The interest rate swaps entered into by the Group for swapping floating interest rates, usually referenced to LIBOR, into fixed rates are accounted for as cash flow hedges. Other interest rate swaps are accounted for as fair value hedges. As at 31 December 2015, the notional amount of the outstanding interest rate swap agreements was approximately USD1,466 million (2014: USD801 million). These agreements will expire between 2016 and 2025.

Realised and unrealised gains and losses arising from the valuation of these interest rate swaps have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2015 **RMB million**	2014 RMB million
Realised losses (recorded in finance costs)	**(134)**	(80)
Unrealised mark to market gains/(losses)		
– cash flow hedges (recognised in other comprehensive income)	**2**	(28)
– fair value hedges (recognised in gain on fair value changes of derivative financial instruments)	**6**	11
	(126)	(97)

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

39. Derivative Financial Instruments (continued)

Notes: (continued)

(b)   Foreign exchange forward contracts

The Group uses foreign exchange forward contracts to reduce the risk of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies (Note 3). The Group's foreign exchange forward contracts for selling foreign currency (i.e., Japanese Yen) and purchasing US dollars at fixed exchange rates are accounted for as cash flow hedges. As at 31 December 2015, the notional amount of the outstanding currency forward contracts was approximately USD12 million (2014: USD39 million), which will expire in 2017.

Realised and unrealised gains and losses arising from the valuation of these contracts have been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2015 RMB million	2014 RMB million
Realised gains/(losses) (recorded in finance income/(costs))	15	(2)
Unrealised mark to market (losses)/gains		
– cash flow hedges (recognised in other comprehensive income)	(11)	17
	4	15

(c)   Cross currency swap

The Group uses cross currency swap to reduce the risk of changes in currency exchange rates and market interest rates (Note 3). The cross currency swap entered into by the Group for swapping US dollars floating interest rates (LIBOR) into Euro floating interest rates (EURIBOR), is accounted for as a cash flow hedge. As at 31 December 2015, the notional amount of the outstanding cross currency swap agreement was approximately USD38 million (2014: Nil). The agreement will expire in 2025.

Unrealised gain and loss arising from the valuation of the contract has been dealt with in the consolidated statement of profit or loss and other comprehensive income as follows:

	2015 RMB million	2014 RMB million
Unrealised mark to market gain		
– cash flow hedge (recognised in other comprehensive income)	7	–

40. Financial Instruments by Category

2015	Loans and Receivables RMB million	Assets at fair value through profit or loss RMB million	Derivatives used for hedging RMB million	Available for sale RMB million	Total RMB million
Financial assets					
Available-for-sale investments	–	–	–	452	452
Derivative financial instruments	–	–	45	–	45
Trade receivables	2,867	–	–	–	2,867
Other receivables	3,438	–	–	–	3,438
Restricted bank deposits and short-term bank deposits	35	–	–	–	35
Cash and cash equivalents	9,080	–	–	–	9,080
Other non-current assets	338	–	–	–	338
Total	15,758	–	45	452	16,255

2015	Loans and receivables RMB million	Liabilities at fair value through profit or loss RMB million	Derivatives used for hedging RMB million	Other financial liabilities at amortised cost RMB million	Total RMB million
Financial liabilities					
Borrowings	66,712	–	–	–	66,712
Obligations under finance leases	52,399	–	–	–	52,399
Derivative financial instruments	–	2	99	–	101
Trade and bills payables	3,712	–	–	–	3,712
Other payables	11,721	–	–	–	11,721
Total	134,544	2	99	–	134,645

40. Financial Instruments by Category (continued)

2014	Loans and Receivables RMB million	Assets at fair value through profit or loss RMB million	Derivatives used for hedging RMB million	Available for sale RMB million	Total RMB million
Financial assets					
Available-for-sale investments	–	–	–	433	433
Derivative financial instruments	–	–	35	–	35
Trade receivables	3,862	–	–	–	3,862
Other receivables	1,313	–	–	–	1,313
Restricted bank deposits and short-term bank deposits	38	–	–	–	38
Cash and cash equivalents	1,355	–	–	–	1,355
Other non-current assets	528	–	–	–	528
Total	7,096	–	35	433	7,564

2014	Loans and receivables RMB million	Liabilities at fair value through profit or loss RMB million	Derivatives used for hedging RMB million	Other financial liabilities at amortised cost RMB million	Total RMB million
Financial liabilities					
Borrowings	59,189	–	–	–	59,189
Obligations under finance leases	38,695	–	–	–	38,695
Derivative financial instruments	–	8	87	–	95
Trade and bills payables	2,083	–	–	–	2,083
Other payables	12,818	–	–	–	12,818
Total	112,785	8	87	–	112,880

41. Share Capital

	2015 RMB million	2014 RMB million
Registered, issued and fully paid of RMB1.00 each		
A shares listed on The Shanghai Stock Exchange ("A Shares")	8,481	8,481
– Tradable shares held by CEA Holding with trading moratorium	242	242
– Tradable shares held by CES Finance Holding Co., Ltd. with trading moratorium	457	457
– Tradable shares without trading moratorium	7,782	7,782
H shares listed on The Stock Exchange of Hong Kong Limited ("H Shares")	4,659	4,193
– Tradable shares held by CES Global Holdings (Hong Kong) Limited with trading moratorium	699	699
– Tradable shares held by Delta Air Lines, Inc. without trading moratorium	466	–
– Tradable shares without trading moratorium	3,494	3,494
	13,140	12,674

Pursuant to articles 49 and 50 of the Company's articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

A summary of movements in the Company's share capital is as follows:

	Number of shares in issue
At 1 January 2014, 31 December 2014 and 1 January 2015	12,674
Issue of shares	466
At 31 December 2015	13,140

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

42. Reserves

	Share Premium RMB million	Capital reserve (Note (a)) RMB million	Hedging reserve RMB million	Statutory reserve (Note (b)) RMB million	Other reserve RMB million	Retained profits/ (accumulated losses) RMB million	Total RMB million
At 1 January 2014	20,190	(778)	(50)	–	(2,539)	(2,595)	14,228
Unrealised losses on cash flow hedges	–	–	(11)	–	–	–	(11)
Fair value movements of available-for-sale investments	–	–	–	–	14	–	14
Actuarial losses on post-retirement benefit obligations	–	–	–	–	(341)	–	(341)
Profit for the year	–	–	–	–	–	3,410	3,410
At 31 December 2014	20,190	(778)	(61)	–	(2,866)	815	17,300
At 1 January 2015	20,190	(778)	(61)	–	(2,866)	815	17,300
Unrealised gains on cash flow hedges	–	–	10	–	–	–	10
Fair value movements of available-for-sale investments	–	–	–	–	82	–	82
Fair value changes of available-for-sale investments held by an associate	–	–	–	–	7	–	7
Actuarial gains on post-retirement benefit obligations	–	–	–	–	198	–	198
Acquisition of non-controlling interests	(252)	–	–	–	–	–	(252)
Transfer from retained profits	–	–	–	184	–	(184)	–
Issue of shares	2,389	–	–	–	–	–	2,389
Profit for the year	–	–	–	–	–	4,537	4,537
At 31 December 2015	22,327	(778)	(51)	184	(2,579)	5,168	24,271

Notes:

(a)   Capital reserve

Capital reserve represents the difference between the fair value of the net assets injected and the nominal amount of the Company's share capital issued in respect of a group restructuring carried out in June 1996 for the purpose of the Company's listing.

(b)   Reserve funds

According to the PRC Company Law, the Company is required to transfer a portion of the profits to the statutory reserve. The transfer to this reserve must be made before distribution of dividend to shareholders and when there are retained profits at the end of the financial year.

43. Disposal of a Subsidiary

	2015 RMB million
Net assets disposed of:	
Cash and bank balances	8
Lease prepayments	137
Other payables and accruals	(137)
Gain on disposal of a subsidiary	41
	49

	2015 RMB million
Satisfied by:	
Cash	49

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

	2015 RMB million
Cash consideration	49
Cash and bank balances disposed of	(8)
Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	41

44. Partly-owned Subsidiaries with Material Non-controlling Interests

Details of the Group's subsidiaries that have material non-controlling interests are set out below:

	2015	2014
Percentage of equity interest held by non-controlling interests:		
CEA Jiangsu	37.44%	37.44%
CEA Yunnan	9.64%	9.64%
CEA Wuhan	40.00%	40.00%
China Cargo	17%	49%

	2015 RMB million	2014 RMB million
Profit/(loss) for the year allocated to non-controlling interests:		
CEA Jiangsu	174	156
CEA Yunnan	120	31
CEA Wuhan	207	137
China Cargo	2	(160)
Dividends paid to non-controlling interests of CEA Jiangsu	37	20
Accumulated balances of non-controlling interests at the reporting dates:		
CEA Jiangsu	1,104	966
CEA Yunnan	499	379
CEA Wuhan	1,074	865
China Cargo	(132)	(378)

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

44. Partly-owned Subsidiaries with Material Non-controlling Interests (continued)

The following tables illustrate the summarised financial information of the above subsidiaries. The amounts disclosed are before any inter-company eliminations:

2015	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million	China Cargo RMB million
Revenue	6,431	9,518	3,486	4.325
Total expenses	5,965	8,273	2,968	4,316
Profit for the year	466	1,245	518	9
Total comprehensive income for the year	469	1,245	521	12
Current assets	2,080	2,936	2,570	1,314
Non-current assets	8,149	14,880	3,412	1,724
Current liabilities	2,444	4,565	1,307	2,875
Non-current liabilities	4,836	8,073	1,991	923
Net cash flows from operating activities	574	2,293	257	702
Net cash flows from/(used in) investing activities	74	(1,371)	(114)	(71)
Net cash flows used in financing activities	(617)	(934)	(145)	(668)
Effect of foreign exchange rate changes, net	1	14	–	1
Net increase/(decrease) in cash and cash equivalents	32	2	(2)	(36)

2014	CEA Jiangsu RMB million	CEA Yunnan RMB million	CEA Wuhan RMB million	China Cargo RMB million
Revenue	6,435	9,133	3,346	5,285
Total expenses	6,019	8,812	3,003	5,612
Profit/(loss) for the year	416	321	343	(327)
Total comprehensive income for the year	332	321	302	(368)
Current assets	1,666	1,730	1,036	1,483
Non-current assets	6,347	10,385	3,134	1,881
Current liabilities	2,241	3,240	855	3,185
Non-current liabilities	3,192	4,941	1,153	951
Net cash flows from operating activities	812	1,162	188	(361)
Net cash flows used in investing activities	(454)	(849)	(2)	(59)
Net cash flows (used in)/from financing activities	(402)	(541)	(152)	180
Effect of foreign exchange rate changes, net	–	(25)	–	–
Net (decrease)/increase in cash and cash equivalents	(44)	(253)	34	(240)

45. Notes to the Statement of Consolidated Cash Flows

(a) Cash generated from operations

	2015 RMB million	2014 RMB million
Profit before income tax	5,667	4,113
Adjustments for:		
Depreciation of property, plant and equipment and amortisation of other non-current assets	10,710	9,056
Amortisation of intangible assets	85	69
Depreciation of investment properties	4	–
Amortisation of lease prepayments	60	58
(Gains)/losses on disposal of property, plant and equipment	(378)	25
Gain on disposal of investments in a subsidiary	(41)	–
Gain on disposal of available-for-sale investments	(33)	–
Dividend income from available-for-sale investments	(13)	–
Share of results of associates	(126)	(91)
Share of results of joint ventures	(26)	(36)
Net foreign exchange losses	5,480	203
Gain on fair value changes of derivative financial instruments	(6)	(11)
Reversal of post-retirement benefits	–	(2,612)
Impairment charges	228	22
Interest income	(66)	(88)
Interest expense	2,075	1,957
Operating profit before working capital changes	**23,620**	12,665
Changes in working capital		
Flight equipment spare parts	117	(37)
Trade receivables	985	(345)
Prepayments and other receivables	(2,011)	(1,314)
Restricted bank deposits and short-term bank deposits	–	345
Sales in advance of carriage	777	1,491
Trade and bills payables	1,629	(720)
Other payables and accruals	(234)	1,024
Staff housing allowances	105	45
Other long-term liabilities	1,164	145
Post-retirement benefit obligations	(282)	(387)
Provision for return condition checks for aircraft under operating leases	(381)	(333)
Operating lease deposits	46	188
Cash generated from operations	**25,535**	12,767

(b) Major non-cash transactions

	2015 RMB million	2014 RMB million
Finance lease obligations incurred for acquisition of aircraft	21,887	19,905

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

46. Commitments

(a) Capital commitments

The Group had the following capital commitments:

	2015 RMB million	2014 RMB million
Contracted for:		
– Aircraft, engines and flight equipment (Note)	106,666	105,011
– Other property, plant and equipment	3,923	3,108
– Investment	–	38
	110,589	108,157

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	2015 RMB million	2014 RMB million
Within one year	23,781	25,830
In the second year	26,642	18,249
In the third year	25,579	14,833
In the fourth year	18,793	16,119
Over four years	11,871	29,980
	106,666	105,011

The above capital commitments represent the future outflow of cash or other resources.

(b) Operating lease commitments

As at the reporting date, the Group had commitments under operating leases to pay future minimum lease rentals as follows:

	2015 RMB million	2014 RMB million
Aircraft, engines and flight equipment		
Within one year	4,308	3,818
In the second year	3,676	3,508
In the third to fifth years, inclusive	7,962	8,022
After the fifth year	8,977	8,682
	24,923	24,030
Land and buildings		
Within one year	299	202
In the second year	219	164
In the third to fifth years, inclusive	410	382
After the fifth year	814	1,983
	1,742	2,731
	26,665	26,761

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

47. Related Party Transactions

The Group is controlled by CEA Holding, which directly owns 38.61% of the Company's shares as at 31 December 2015 (2014: 40.03%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Ltd., two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional approximately 19.99% and 3.48% of the Company's shares respectively as at 31 December 2015 (2014: 20.72% and 3.61%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 "Related Party Disclosures", government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries ("Other State-owned Enterprises"), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a)   Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Finance Company	Associate of the Company
Eastern Import & Export	Associate of the Company
Shanghai P&W	Associate of the Company
Eastern Advertising	Associate of the Company
Jetstar Hong Kong	Associate of the Company
Collins Aviation	Associate of the Company
Shanghai Dongmei Air Travel Co., Ltd. ("Shanghai Dongmei")	Associate of the Company (acquired by the Group and became a wholly-owned subsidiary in August 2014)
Wheels & Brakes	Joint venture of the Company
Technologies Aerospace	Joint venture of the Company
China Kaiya	Joint venture of the Company
Shanghai Hute	Joint venture of the Company
CEA Development Co., Ltd. ("CEA Development")	Controlled by the same parent company
China Eastern Air Catering Investment Co., Ltd. and its subsidiaries ("Eastern Air Catering")	Controlled by the same parent company
CES International Financial Leasing Corporation Limited ("CES Lease Company")	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. ("Eastern Investment")	Controlled by the same parent company
Eastern Airlines Tourism Investment (Group) Co., Ltd. ("Eastern Tourism")	Controlled by the same parent company
Beijing Eastern Airlines Investment Co., Ltd. ("Beijing Dongtou")	Controlled by the same parent company (acquired by the Eastern Investment in August 2015)
Travelsky Technology Limited ("Travelsky")	A director and vice president of the Company is a director of Travelsky

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

47. Related Party Transactions (continued)

(b) Related party transactions

Nature of transactions	Related party	Pricing policy and decision process	Income or receipts/ (expense or payments) 2015 RMB million	2014 RMB million
With CEA Holding or companies directly or indirectly held by CEA Holding:				
Interest income on deposits	Eastern Air Finance Company	(iv)	**20**	21
Interest income on loans	Jetstar Hong Kong	(iv)	**1**	10
Interest expense on loans	Eastern Air Finance Company	(iv)	**(11)**	(37)
Commission expense on air tickets sold on behalf of the Group	Shanghai Dongmei	(ii)	**–**	(5)
Handling charges for purchase of aircraft,flight, equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(ii)	**(119)**	(120)
Repairs and maintenance expense for aircraft and engines	Wheels & Brakes	(ii)	**(137)**	(81)
	Technologies Aerospace	(ii)	**(193)**	(188)
	Shanghai P&W	(ii)	**(1,717)**	(1,804)
Supply of system services	China Kaiya	(ii)	**(45)**	(36)
Supply of food and beverages*	Eastern Air Catering	(i)	**(1,058)**	(851)
	CEA development	(i)	**(38)**	–
	Eastern Import & Export	(i)	**(32)**	–
Advertising expense*	Eastern Advertising	(ii)	**(24)**	(5)
Media royalty fee	Eastern Advertising	(iii)	**26**	16
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(ii)	**(86)**	(142)

47. Related Party Transactions (continued)

(b) Related party transactions (continued)

Nature of transactions	Related party	Pricing policy and decision process	Income or receipts/ (expense or payments)	
			2015 RMB million	2014 RMB million
With CEA Holding or companies directly or indirectly held by CEA Holding:				
Equipment maintenance fee	Shanghai Hute	(ii)	**–**	(66)
	Collins Aviation	(ii)	**(26)**	(46)
	CEA Development	(ii)	**(24)**	–
Property management and green maintenance expenses*	Eastern Investment	(ii)	**–**	(4)
	CEA Development	(ii)	**(52)**	–
Supply of hotel accommodation service*	Eastern Tourism	(ii)	**–**	(1)
	CEA Development	(ii)	**(39)**	–
Land and building rental*	CEA Holding	(ii)	**(52)**	(50)
Acquisition of a subsidiary	Eastern Tourism	(v)	**–**	(32)
Disposal of a subsidiary	Eastern Investment	(v)	**49**	–
Expense on finance lease*	CES Lease Company	(ii)	**(216)**	–
Civil aviation information network services**	Travelsky	(ii)	**(454)**	–

(i)   The Group's pricing policies on products purchased from related parties are mutually agreed between contract parties.

(ii)   The Group's pricing policies on services provided by related parties are mutually agreed between contract parties.

(iii)   The Group's pricing policies on services provided to related parties are mutually agreed between contract parties.

(iv)   The Group's pricing policies on related party interest rates are mutually agreed based on benchmark interest rates between contract parties.

(v)   The Group's pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices.

*   These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

**   This related party transaction constitutes continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)

31 December 2015

47. Related Party Transactions (continued)

(c) Balances with related parties

(i) Amounts due from related parties

	2015 RMB million	2014 RMB million
Trade receivables		
Others	–	1
Prepayments and other receivables		
Eastern Import & Export	31	123
China Kaiya	11	14
Collins Aviation	–	16
Technologies Aerospace	5	–
Beijing Dongtou	88	–
Others	4	16
	139	169

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii) Amounts due to related parties

	2015 RMB million	2014 RMB million
Trade payable and bills payables		
Eastern Import & Export	295	112
Eastern Air Catering	37	38
Technologies Aerospace	5	4
Wheels & Brakes	8	–
CEA development	2	–
Collins Aviation	1	–
CEA Holding	1	–
Travelsky	548	–
Others	–	32
	897	186

47. Related Party Transactions (continued)

(c) Balances with related parties (continued)

(ii) Amounts due to related parties (continued)

	2015 RMB million	2014 RMB million
Other payables and accruals		
Eastern Import & Export	303	652
Shanghai P&W	259	255
Eastern Air Catering	253	154
CEA Holding	160	97
Collins Aviation	3	15
China Kaiya	–	12
Shanghai Hute	–	59
Technologies Aerospace	25	157
Wheels & Brakes	3	–
Jetstar Hong Kong	10	–
CEA Development	61	50
Travelsky	223	–
Others	5	32
	1,305	1,483

	2015 RMB million	2014 RMB million
Obligations under finance leases		
CES Lease Company	5,826	–

Except for the amounts due to CEA Holding, which are reimbursement in nature, all other amounts due to related parties are trade in nature. All amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

47. Related Party Transactions (continued)

(c) Balances with related parties (continued)

(iii) Short-term deposits and borrowings with associates and CEA Holding

	Average interest rate		2015 RMB million	2014 RMB million
	2015 RMB million	2014 RMB million		
Short-term deposits (included in cash and cash equivalents) Eastern Air Finance Company	**0.35%**	0.35%	**729**	369
Short-term borrowings (included in borrowings) Eastern Air Finance Company	**2.07%**	2.26%	**–**	73
Long-term borrowings (included in borrowings) Eastern Air Finance Company	**5.54%**	5.73%	**–**	125
Loans (Note) (included in prepayments and other receivables) Jetstar Hong Kong	**1 month libor +3.44%**	1 month libor +3.44%	**–**	369

Note: In July 2014, Eastern Air Overseas signed a loan contract with Jetstar Hong Kong, an associate of the Company. According to the contract, Eastern Air Overseas offered a loan of USD60 million at the market interest rate to Jetstar Hong Kong. The principal of the loan was repaid on 30 April 2015.

(d) Guarantees by the holding company

As at 31 December 2015, bonds of the Group guaranteed by CEA Holding amounted to RMB4.8 billion (2014: RMB4.8 billion) (Note 34(b)).

(e) Key management compensation

The compensation paid or payable to key management for employee services mainly comprised of salaries and other short-term employee benefits and was analysed as below:

	2015 RMB million	2014 RMB million
Directors and supervisors (Note 9(a))	**3**	3
Senior management	**3**	3
	6	6

48. Events After the Reporting Period

In January 2016, the Group received the approval from China Securities Regulatory Commission regarding the non-public issuance of not more than 2,329,192,546 A Shares.

On 18 January 2016, the Company issued short-term debentures with a principal of RMB2.5 billion and maturity of 90 days. The debentures bear interest at the rate of 2.5% per annum.

Notes to the Financial Statements
(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

48. Events After the Reporting Period (continued)

On 20 January 2016, the Company issued short-term debentures with a principal of RMB2.0 billion and maturity of 90 days. The debentures bear interest at the rate of 2.5% per annum.

On 24 March 2016, the Company issued short-term debentures with a principal of RMB3.0 billion and maturity of 270 days. The debentures bear interest at the rate of 2.4% per annum.

The Board of the Group also intends, for mid-2016, a cash dividend distribution of not less than 40% of the net profit of the Company for the year 2015 under domestic accounting principles.

49. Dividends

The Board has not recommended any dividend for the year ended 31 December 2015 (2014: Nil).

50. Comparative Amounts

As further explained in note 2.2 to the financial statements, due to the implementation of the Hong Kong Companies Ordinance (Cap. 622) during the current year, the presentation and disclosures of certain items in the financial statements have been revised to comply with the new requirements.

51. Statement of Financial Position of the Company

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	31 December 2015 RMB million	31 December 2014 RMB million
Non-current assets		
Intangible assets	11,503	11,479
Property, plant and equipment	84,207	69,472
Lease prepayments	1,157	1,260
Advanced payments on acquisition of aircraft	21,207	19,459
Investments in subsidiaries	14,216	13,961
Investments in associates	1,009	596
Investments in joint ventures	323	323
Available-for-sale investments	388	388
Other non-current assets	2,935	1,809
Deferred tax assets	137	–
Derivative financial instruments	45	30
	137,127	118,777
Current assets		
Flight equipment spare parts	38	72
Trade receivables	6,725	2,920
Prepayments and other receivables	12,763	13,194
Derivative financial instruments	–	5
Restricted bank deposits and short-term bank deposits	27	27
Cash and cash equivalents	8,015	865
Assets classified as held for sale	–	2,866
	27,568	19,949

51. Statement of Financial Position of the Company (continued)

Information about the statement of financial position of the Company at the end of the reporting period is as follows: (continued)

	31 December 2015 RMB million	31 December 2014 RMB million
Current liabilities		
Sales in advance of carriage	5,535	4,920
Trade and bills payables	8,876	6,449
Other payables and accruals	25,116	15,746
Current portion of obligations under finance leases	3,628	3,104
Current portion of borrowings	32,836	29,236
Income tax payable	–	2
Current portion of provision for return condition checks for aircraft under operating leases	585	524
Derivative financial instruments	4	–
	76,580	59,981
Net current liabilities	(49,012)	(40,032)
Total assets less current liabilities	88,115	78,745
Non-current liabilities		
Obligations under finance leases	28,037	23,899
Borrowings	20,734	20,020
Provision for return condition checks for aircraft under operating leases	713	1,228
Other long-term liabilities	1,927	1,775
Post-retirement benefit obligations	2,064	2,057
Deferred tax liabilities	16	–
Derivative financial instruments	97	95
	53,588	49,074
Net assets	34,527	29,671
Equity		
Capital and reserves attributable to the equity holders of the Company		
– Share capital	13,140	12,674
– Reserves	21,387	16,997
Total equity	34,527	29,671

Notes to the Financial Statements

(Prepared in accordance with International Financial Reporting Standards)
31 December 2015

51. Statement of Financial Position of the Company (continued)

Note:

A summary of the Company's reserves is as follows:

	Share Premium RMB million	Capital reserve RMB million	Hedging reserve RMB million	Statutory reserve RMB million	Other reserve RMB million	Retained profits/ (accumulated losses) RMB million	Total RMB million
At 1 January 2014	20,464	(720)	(50)	–	(2,254)	(2,558)	14,882
Unrealised losses on cash flow hedges	–	–	(11)	–	–	–	(11)
Fair value movements of available-for-sale investments	–	–	–	–	15	–	15
Actuarial losses on post-retirement benefit obligations	–	–	–	–	(62)	–	(62)
Profit for the year	–	–	–	–	–	2,173	2,173
At 31 December 2014	20,464	(720)	(61)	–	(2,301)	(385)	16,997
Unrealised gains on cash flow hedges	–	–	10	–	–	–	10
Fair value movements of available-for-sale investments	–	–	–	–	73	–	73
Actuarial gains on post-retirement benefit obligations	–	–	–	–	185	–	185
Issue of shares	2,389	–	–	–	–	–	2,389
Transfer from retained profits	–	–	–	184	–	(184)	–
Profit for the year	–	–	–	–	–	1,733	1,733
At 31 December 2015	22,853	(720)	(51)	184	(2,043)	1,164	21,387

Supplementary Financial Information

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under PRC Accounting Standards.

Consolidated Statement of Profit or Loss

(Prepared in accordance with PRC Accounting Standards)
For the year ended 31 December 2015

	2015 RMB million	2014 RMB million
Revenue	**93,844**	89,746
Less: Cost of operation	**(77,146)**	(79,645)
Taxes and surcharges	**(178)**	(107)
Selling and distribution expenses	**(6,136)**	(5,788)
General and administrative expenses	**(2,914)**	(2,451)
Finance costs, net	**(7,269)**	(2,286)
Impairment loss	**(228)**	(22)
Add: Fair value gain	**6**	11
Investment income	**239**	142
Operating profit	**218**	(400)
Add: Non-operating income	**5,486**	4,609
Less: Non-operating expenses	**(33)**	(89)
Total profit	**5,671**	4,120
Less: Income tax	**(624)**	(573)
Net profit	**5,047**	3,547
Attributable to:		
– Equity holders of the Company	**4,541**	3,417
– Non-controlling interests	**506**	130
	5,047	3,547

Condensed Consolidated Statement of Financial Position

(Prepared in accordance with PRC Accounting Standards)
31 December 2015

	2015 RMB million	2014 RMB million
Assets		
Current assets	23,078	18,243
Long-term investment	2,061	1,591
Fixed assets and construction in progress	154,408	129,654
Goodwill	9,028	9,028
Intangible assets and non-current assets	6,891	4,856
Deferred tax assets	243	170
Total assets	**195,709**	163,542
Liabilities and equity		
Current liabilities	74,384	61,127
Non-current liabilities	83,666	72,902
Deferred tax liabilities	8	26
Total liabilities	**158,058**	134,055
Equity holders of the Company	35,137	27,696
Non-controlling interests	2,514	1,791
Total equity	**37,651**	29,487
Total liabilities and equity	**195,709**	163,542

(A) Significant Differences Between IFRSs and PRC Accounting Standards

The Group's accounting policies, which conform with IFRS, differ in certain aspects from PRC Accounting Standards. Differences between IFRS and PRC Accounting Standards which have a significant effect on the consolidated profit attributable to equity holders of the Company and consolidated net assets attributable to equity holders of the Company are summarised as follows:

	2015 RMB million	2014 RMB million
Consolidated profit attributable to equity holders of the Company		
As stated in accordance with PRC Accounting Standards	4,541	3,417
Impact of IFRS and other adjustments:		
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation (b)	(4)	(4)
– Adjustment of business combination under common control	–	(3)
As stated in accordance with IFRS	4,537	3,410

	2015 RMB million	2014 RMB million
Consolidated net assets attributable to equity holders of the Company		
As stated in accordance with PRC Accounting Standards	35,137	27,696
Impact of IFRS and other adjustments:		
– Intangible assets (goodwill) (a)	2,242	2,242
– Difference in depreciation charges for aircraft and engines due to different depreciation lives and revaluation (b)	41	45
– Non-controlling interests (c)	(6)	(6)
– Others	(3)	(3)
As stated in accordance with IFRS	37,411	29,974

(a) The recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines acquired are different under IFRS and the PRC Accounting Standards, which result in a difference in the intangibles/goodwill recognised arising from the acquisition.

(b) Under PRC Accounting Standards, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Standards is calculated to write off their costs on a straight-line basis over their expected useful lives of 15 to 20 years to their residual values of 5% of costs, the change was applied prospectively which resulted in the difference in the carrying amounts under IFRS and PRC Accounting Standards. These differences will be reduced progressively in the coming years, and will be fully eliminated when the related assets are fully depreciated or disposed of.

(c) This difference results from the influence of the above items on non-controlling interests.

Corporate Information

DIRECTORS

Liu Shaoyong *(Chairman)*
Ma Xulun *(Vice Chairman, President)*
Xu Zhao *(Director)*
Gu Jiadan *(Director)*
Li Yangmin *(Director, Vice President)*
Tang Bing *(Director, Vice President)*
Tian Liuwen *(Director, Vice President)*
Ji Weidong *(Independent Non-executive Director)*
Li Ruoshan *(Independent Non-executive Director)*
Ma Weihua *(Independent Non-executive Director)*
Shao Ruiqing *(Independent Non-executive Director)*

SUPERVISORS

Yu Faming *(Chairman of the Supervisory Committee)*
Xi Sheng *(Supervisor)*
Ba Shengji *(Supervisor)*
Feng Jinxiong *(Supervisor)*
Xu Haihua *(Supervisor)*

SENIOR MANAGEMENT

Wu Yongliang *(Vice President, Chief Financial Officer)*
Feng Liang *(Vice President)*
Sun Youwen *(Vice President)*
Wang Jian *(Board Secretary, Joint Company Secretary)*

Note: With effect from 16 June 2015, Mr. Sandy Ke-Yaw Liu ceased to be the Company's independent non-executive Director due to expiration of his term of office and Mr. Yan Taisheng ceased to be a Supervisor due to retirement. At the 2014 annual general meeting of the Company, Mr. Tian Liuwen and Mr. Shao Ruiqing were elected as a Director and independent non-executive Director of the Company, respectively. At the second joint meeting of team leaders in 2015 of the sixth session of the employee's representatives conference of the Company, Mr. Xu Haihua was elected as a Supervisor of employees of the Company.

JOINT COMPANY SECRETARY

Wang Jian
Ngai Wai Fung

AUTHORISED REPRESENTATIVES

Liu Shaoyong
Wang Jian

COMPANY'S WEBSITE ADDRESS

http://www.ceair.com

COMPANY'S E-MAIL ADDRESS

ir@ceair.com

COMPANY'S OFFICE ADDRESS

2550 Hongqiao Road, Shanghai, China

COMPANY'S STOCK INFORMATION

A Shares Place of listing: The Shanghai Stock Exchange	Abbreviation: CEA	Code: 600115
H Shares Place of listing: The Hong Kong Stock Exchange	Abbreviation: CEA	Code: 00670
ADR Place of listing: NYSE	Abbreviation: China Eastern	Code: CEA

AUDITORS

Auditor for Hong Kong and US financial reports:	Ernst & Young 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Auditor for domestic financial report:	Ernst & Young Hua Ming LLP Level 16, Ernst & Young Tower, Tower E3, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing, China

LEGAL ADVISERS

Hong Kong: Baker & McKenzie
USA: Baker & McKenzie
China: Beijing Commerce & Finance Law Office

PRINCIPAL BANKS

Industrial and Commercial Bank of China, Shanghai Branch
China Construction Bank, Shanghai Branch
The Bank of China, Shanghai Branch

SHARE REGISTRAR

Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong

The Bank of New York
101 Barclay Street
New York, NY 10286 USA

China Securities Depository and Clearing Corporation Limited, Shanghai Branch
166 East Lu Jiazui Road, Pudong New Area, Shanghai

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Unit B, 31/F., United Centre, 95 Queensway, Hong Kong

CUSTODIAN FOR LISTED SHARES WITH TRADING MORATORIUM

China Securities Depository and Clearing Corporation Limited, Shanghai Branch

DESCRIPTION OF BUSINESS LICENSE REGISTRATION

Registered capital of the Company:	RMB13,140,178,860
Registered address of the Company:	66 Airport Street, Pudong International Airport, Shanghai, China
Business License Registration Number of the Corporation Legal Person:	310000400111686 (Airport)
Tax Registration Number:	310043741602981
Organization code:	74160298-1



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